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Annual Report 2004 Shin Corporation PLC

OUR VISION

"WE BUILD OUR PORTFOLIO THAT WOULD OUTPERFORM THE MARKET BY INVESTING AND GROWING OUR ASSETS THROUGH MANAGEMENT VISION AND EXPERTISE."

SERVICE PLATFORM

Shin Corporation Public Company Limited (SHIN) is a broadly diversified holding company. Under its umbrella is a cellular phone operation that serves over 15 million customers twenty-four hours a day, seven days a week. Also in the group, there is a TV station with a broadcast signal covering 98 percent of Thailand's population, an Internet Service Provider (ISP), CSL, with over 300,000 subscribers, and a budget airline, Thai AirAsia, which transported approximately 1.2 million passengers flying in the skies over Thailand and the Southeast Asia throughout the year. The most recent addition to the group is Capital OK, a consumer finance business, which only five months after opening its doors, gained over 100,000 borrowers, making it the largest consumer-base service-platform in Thailand.

Our service channels and capabilities include five different platforms: 1) wireless, 2) satellite and broadband, 3) broadcasting, 4) transportation, and 5) consumer finance.

SHIN's vision for the long term is the growth of current businesses via capitalizing on the group's synergy to access Thailand's broadening customer base. Accompanying this will be additional investment in related lines of business that are not capital intensive, but provide attractive growth possibilities and returns. Any future investment will focus on Thailand's consumers, building on the group's strengths in consumer services, and the synergy provided by existing areas of business. It is our firm belief that any expansion via investment will serve to deepen the group's long-term growth sustainability.


CORPORATION


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2005
WASH. D.C.
202
SECTION

Invitation Letter for Annual General Meeting of Shareholders of 2005

Shin Corporation Plc.

on 31 March 2005
at 2.00 p.m.

At Auditorium Room, Shinawatra Tower 1, 9th Floor
1010 Viphavadi Rangsit Road, Chatuchak, Bangkok

In order to enhance efficient registration process, please bring the proxy along to the meeting

CONTENT

Ask for further information at :

Compliance Department, Shin Corporation Plc.
Tel : 0-2299-5221, 0-2299-5229, 0-2299-5226
Fax : 0-2299-5252, 0-2299-5825

Registration No. Bor.Mor.Jor. 58

7 March 2005

Subject Invitation to the Annual General Meeting of Shareholders for 2005

To All Shareholders

This Notice is hereby given by the Board of Directors of Shin Corporation Public Company Limited (the "Company") that the Annual General Meeting of Shareholders of the Company for 2004 shall be held on Thursday 31 March 2005 at 2.00 p.m. (registration starts at 1.00 p m.) at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Chatuchak, Bangkok. The agenda is as follows:

Agenda No. 1 **Matters to be informed**

Agenda No. 2 **To consider and certify the Minutes of the Annual General Meeting of Shareholders for 2004, held on 23 April 2004**

Board's Opinion: The Board is of the opinion that the Minutes of the Annual General Meeting of Shareholders for 2004, held on 23 April 2004 should be certified as accurate record. Details are as shown in *Enclosure 1*.

Agenda No. 3 **To consider and certify the report on the operating results of the Company for 2004**

Board's Opinion: The Board is of the opinion that the report on the operating results of the Company for 2004 should be certified. Details are as shown in *Enclosure 2*.

Agenda No. 4 **To consider and approve the balance sheets, the income statement, and the cash flow statement for the fiscal year ended 31 December 2004**

Board's Opinion: The Board is of the opinion that the balance sheets, the income statement, and the cash flow statement for the fiscal year ended 31 December 2004 which have been audited by the external auditors of the Company should be approved. Details are as shown in *Enclosure 2*.

Agenda No. 5 **To consider and approve the appropriation of the net profit as dividends of 2004**

Board's Opinion: The Board is of the opinion that the distribution of dividends from the Company's operating result from July to December 2004 at 1.08 Baht per share, totaling 3,234,606,724.08 Baht equaling to 73.54% of the Company's net profit to be paid to the shareholders whose names appeared in the Company's share register book as of 11 March 2005, and the dividend payment date 12 April 2005 should be approved.

The Company has made the interim dividend payment for its operating result between 1 January and 30 June 2004 to the shareholders at 0.92 Baht per share,

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299 5196 www.shincorp.com

totaling 2,714,026,128 Baht equaling to 63.10 % of net profit. Therefore, the total dividend payment for year 2004 is 2 Baht per share, totaling 5,948,632,852.08 Baht equaling to 68.38% of net profit.

Agenda No. 6 **To consider and approve the appointment of the Company's auditors and to fix their remuneration for 2005**

Board's Opinion: The Board is of the opinion that the auditors from PricewaterhouseCoopers ABAS Company Limited ("PwC"), which has been the auditor of the Company, its subsidiaries and its affiliates since 1999, should be reappointed to be the auditors of the Company for 2005. The name list of auditors is as follows:

1. Mr. Prasan Chuaphanich CPA (Thailand) No. 3051
2. Miss Nangnoi Charoenthanveesub CPA (Thailand) No. 3044
3. Mrs. Suwannee Bhuripanyo CPA (Thailand) No. 3371
4. Mr. Pasit Yuengsrikul CPA (Thailand) No. 4174

Any of the above auditors can conduct the audit and express an opinion as to the financial statements of the Company. In the event that the above auditors are not available, PwC is authorized to identify any auditor of PwC who qualifies as a Certified Public Accountant to carry out the work. It is recommended that the audit fee be fixed at not more than 2,310,000 Baht equaling to the fee for year 2004.

Agenda No. 7 **To consider and approve the reappointment of directors in place of those who retired by rotation and to determine the authorized signatories of the Company**

Board's Opinion:

7.1. The Board is of the opinion that the following three directors retiring from the Company's directorship should be re-elected.

(1) Mr. Olarn Chaipravat	Vice Chairman of the Board of Director, Chairman of the Audit Committee and Member of Remuneration Committee – ESOP.
(2) Mrs Siripen Sitasuwan	Authorized Director, Executive Director
(3) Mr. Vithit Leenutapong	Director, Member of Audit Committee, Member of Remuneration Committee and Member of Nominated Committee

Details about age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance, and contributions to the Company for each director are provided in *Enclosure 3*.

The election of the Company's directors is to be determined by a majority of votes in accordance with the Articles of Association of the Company.

7.2. The Board recommends maintaining the currently authorized Company signatories as follows;

"Mr. Bhanapot Damapong Mr. Boonklee Plangsiri Mr. Arak Chonlatanon Mrs. Siripen Sitasuwan any two of the four directors jointly sign with the Company's seal affixed."

Agenda No. 8 **To consider and approve the remuneration of the Board of Directors of the Company for 2005**

Board's Opinion The Board is of the opinion that the following remuneration should be approved:

The remuneration of the Chairman of the Board and the Independent Directors of the Company and Non-executive Director, which is comparable to similar industries as agreed by the Remuneration Committee, should be up to 10,000,000 Baht per annum equaling to the remuneration set in year 2004. The remuneration consists of salary, bonus, provident fund, and meeting allowance. The remuneration is accepted by the Remuneration Committee in accordance with the following Company's policies year 2004:

- The Chairman of the Board of Director will receive only salary and bonus and provident fund.
- The Board of Director meeting allowance for Independent Directors or Non-executive directors is 25,000 Baht for each meeting.
- In the event that Independent Director or Non-executive Director is appointed as a member or chairman of any Company's Committee, the meeting allowance will be 25,000 Baht and 30,000 Baht consecutively.
- The Executive Director will not receive the above-mentioned remuneration.

Agenda No. 9 **To consider and approve the issuance and offering of 16,000,000 units of warrants to purchase the Company's ordinary shares (the "Warrants") to the directors and employees of the Company under the ESOP, Grant 4**

Board's Opinion: The objective of the ESOP Program is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefits for the Company, as well as retain them for the Company. The Board is of the opinion that the issuance and offering of 16,000,000 units of the Warrants to 56 persons under the ESOP Program Grant 4 should be approved. Details of the terms and conditions are as shown in *Enclosure 4*.

The Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine other provisions pertaining to the issuance of the Warrants, including obtaining approval from the relevant authorities and performing any other necessary actions relating to the issuance and offering of the warrants.

The shareholder meeting shall pass a resolution to approve the issuance and offering of the Warrants to directors, employees and advisors of the Company with no less than three-fourths of the votes of the shareholders attending the meeting and having the right to vote, provided that shareholders holding an aggregate number of shares exceeding 10 percent of the votes of shareholders attending the meeting do not oppose the resolution.

Agenda No. 10 To consider and approve the allocation of 16,000,000 new ordinary shares, at the par value of One Baht each in order to reserve for the exercise of the Warrants under the ESOP Program Grant 4

Board's Opinion: For the issuance and offering of warrants according to Agenda No. 9, the Company shall allot its ordinary shares in order to reserve for the exercise of the Warrants under the ESOP Program Grant 4. As a result, the Board is of the opinion that the allotment of 16,000,000 new ordinary shares at the par value of one Baht each, from the remaining 814,000,000 ordinary shares. Details are as shown in *Enclosure 5*.

The Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine related details and conditions as well as necessary and appropriate action in connection with the allocation and listing of such new ordinary shares on the Stock Exchange of Thailand.

Agenda No. 11 To consider and approve the allocation of the Warrants exceeding 5% of the Warrants issued under the ESOP Program Grant 4 to each of the following directors and employees of the Company

	Director/Employee	No. of Warrants Allocated	% (of the Program)
1.	Mr. Boonklee Plangsiri	6,414,600 units	40.09 %
	Director/ Chairman of the Group Executive		
	The total number of Board meetings and the attendance at and absence from these meetings during the last year Shin Corporation Public Company Limited		
	No. of meetings (times)	**Attending (times)**	
	5	5	

	Director/Employee	No. of Warrants Allocated	% (of the Program)
2.	Mr. Arak Chonlatanon	1,247,700 units	7.80%
	Chairman of the Executive Committee / E-Business & Others		
	The total number of Board meetings and the attendance at and absence from these meetings during the last year Shin Corporation Public Company Limited		
	No. of meetings (times)	**Attending (times)**	
	5	4	

Director/Employee	No. of Warrants Allocated	% (of the Program)
3.Mr. Somprasong Boonyachai	970,000 units	6.06%
The Vice Chairman of the Group Executive Committee / Human Resources		

Director/Employee	No. of Warrants Allocated	% (of the Program)
4. Dr. Dumrong Kasemset	970,000 units	6.06%
Vice Chairman of the Group Executive Committee / Portfolio Management		
The total number of Board meetings and the attendance at and absence from these meetings during the last year Shin Satellite Public Company Limited (a subsidiary of the Company)		

No. of meetings (times)	Attending (times)
5	5

Director/Employee	No. of Warrants Allocated	% (of the Program)
5. Mrs. Siripen Sitasuwan	945,200 units	5.91%
Group Chief Financial Officer		
The total number of Board meetings and the attendance at and absence from these meetings during the last year Shin Corporation Public Company Limited		

No. of meetings (times)	Attending (times)
5	4

Opinion of the Board of Directors and of the Remuneration Committee for the ESOP:-
The Board of Directors and the Remuneration Committee for the ESOP Program are of the opinion that the allocation exceeding 5% of the Warrants under the ESOP Program Grant 4 to each of the above 5 persons should be approved. This is because they possess high competency and accountability and have demonstrated excellent performance. Furthermore, they are honest and loyal to the Company and have performed their duties for the benefit of the Company at all times. The Warrants' allocation for this ESOP Program will motivate efficient performance by directors and employees, which will result in good operating results of the Company. Details are as shown in *Enclosure 6*.

The shareholders meeting shall pass a resolution to approve the allocation of the Warrants to each of the directors and employees with no less than three-fourths of the votes of the shareholders attending the meeting and having the right to vote, provided that there are not shareholders holding an aggregate number of shares exceeding 5 percent of the total votes of the shareholders attending the meeting opposing the resolution.

Agenda No.12 **To consider and approve the allocation of additional 600,000 ordinary shares (at par value of one Baht) for adjustment to the exercise price and exercise ratio of Warrants issued under ESOP Program Grant 1, 2 and 3**

Board's Opinion: According to terms and conditions specified in the Application Form regarding the Issuance and Offering of ESOP, the Board is of the opinion that the allotment of 600,000 ordinary shares (at par value of one baht) from the Company's ordinary shares not being offered and be reserved for private placement in the amount of 888,256,100 shares (at par value of one Baht) should be approved for the adjustment of exercise ratio of ESOP Grant 1, 2 and 3.

From the fact that the Company approved the interim dividend payment for the first half of Year 2004 and the dividend payment for the second half of Year 2004 in excess of 50% of net profit after income tax, the adjustment right of the warrant holders specified in the Application Form regarding the Issuance and Offering of ESOP Program will apply. The Board, consequently, is of opinion that the adjustment of the exercise ratio should be approved to maintain the warrant holders' right. The allotment of the 600,000 ordinary shares for adjustment to the exercise ratio of ESOP Program Grant 1, 2 and 3 are as follows:

Number of ordinary shares	ESOP Program
200,000	Grant 1
220,000	Grant 2
180,000	Grant 3

The details are as shown in the *Enclosure 5*.

Agenda No.13 **Other business (if any)**

The share register book of the Company was closed at noon (12.00 p.m.) on 11 March 2005 in order to determine those shareholders who are eligible to attend and vote at the meeting until the Annual General Meeting of Shareholders for 2005 is adjourned.

Kindly attend the meeting on the date, time and place specified above. If you are unable to attend the meeting, please appoint a person to attend and vote at the meeting on your behalf by completing the enclosed proxy form. You are required to submit documents or other evidence showing that you are a shareholder or an authorized representative as specified in the attached list.

Yours sincerely,

(Mr. Boonklee Plangsiri)
Director
Shin Corporation Public Company Limited

Minutes of the Annual General Meeting of Shareholders for 2004

Date, Time & Place

Held on 23 April 2004 at 2.10 p.m. at the Auditorium, 19th Floor, Shinawatra Tower 1, No.414 Pahon Yotin Road, Kwaeng Samsen Nai, Khet Paya Thai, Bangkok

Members of the Board of Directors Present

1. Mr. Bhanapot Damapong	Chairman of the Board of Directors
2. Mr. Olarn Chaipravat, Ph.D.	Vice Chairman of the Board of Directors
3. Mr. Virach Aphimeteetamrong, Ph. D.	Member of the Audit Committee
4. Mr. Vithit Leenutapong	Member of the Audit Committee
5. Mr. Boonklee Plangsiri	Director & Chairman of the Executive Committee
6. Mrs. Siripen Sitasuwan	Director & President
7. Mr. Arak Chonlatanon	Director

Company's Directors Absent

1. Mr. Niwatthamrong Boonsongpaisan
2. Mrs. Chua Sock Koong

Company's Auditor Present

Mr. Prasan Chuaphanich, CPA (Thailand) No. 3051 of PricewaterhouseCoopers ABAS Company Limited

Preliminary Proceedings

Mr. Bhanapot Damapong was the Chairman of the meeting. The Chairman announced that there were 603 shareholders present in person and by proxy representing 2,077,384,899 or 70.47 percent of 2,947,769,200 total issued shares of the Company, and that a quorum was constituted as required by the Company's Articles of Association. The Chairman then declared the meeting duly convened.

Agenda 1 Matters to be informed

No matter to be informed

Agenda 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2003, held on 29 April 2003

The Chairman proposed that the shareholders adopt the Minutes of the Annual General Meeting of Shareholders for 2003, held on 29 April 2003 which was sent to the shareholders together with the notice of this annual general meeting of shareholders.

Resolution : The Shareholders adopted, by a votes of 2,077,384,899 shares or 100 % of the shareholders who attend the meeting and cast their votes, the Minutes of the Annual General Meeting of Shareholders for 2003, held on 29 April 2003. No shareholder abstained from voting nor voted against such resolution.

Agenda 3 To consider and adopt the report on the operating results of the Company for 2003

Mr. Boonklee Plangsiri, the Executive Chairman, reported the operating results of the Company for 2003 to the shareholders. He informed the shareholders of the key events in 2003 concerning the Company and its subsidiaries, engaged in the business of wireless communication, satellite and international business, media and advertising, and E-business. Last year, the Company invested in two new businesses; Thai AirAsia Co., Ltd. and Capital OK Co., Ltd. Regarding the satellite business, the Company sold to CS Loxinfo Public Company Limited (CSL), a subsidiary of Shin Satellite Public Company Limited (SATTEL), the Company's shares holding in Teleinfo Media Co., Ltd. Furthermore, CSL has been listed on the Stock Market of Thailand. Regarding the media business, ITV Public Company Limited (ITV) has accepted Kantana Group Public Company Limited and Mr. Tripob Limpapath to be its strategic partners. Regarding E-business, Shineedotcom Co., Ltd. (Shinee) has accepted Mitsui, Japan to be a partner with a holding of 30 percent of Shinee's shares. Mr. Boonklee also reported the operating results of the Company which had a net profit of Baht 9,722,849,006 (Baht Nine thousand seven hundred and twenty-two million eight hundred and forty- nine thousand and six) in 2003, increasing from Baht 4,441,416,357 last year. He additionally reported the operating result for 2003 of Advance Info Services Public Company Limited (AIS) and the Company's subsidiaries: SATTEL and ITV. Additional details are presented in the Company's annual report of 2003 which was sent to the shareholders together with the notice of this annual general meeting of shareholders.

The shareholders then were asked to consider and adopt this matter.

Resolution : The Shareholders adopted, by a votes of 2,074,954,099 shares or 100 % of the shareholders who attend the meeting and cast their votes, the report on the operating results of the Company for 2003. There were 2,430,800 shares of the shareholders who attend the meeting and cast their votes abstained from voting while no shareholder voted against such resolution.

Agenda 4 To consider and approve the balance sheets, the income statement, and cash flow statement for the fiscal year ended 31 December 2003

Mr. Boonklee Plangsiri, the Executive Chairman, informed the shareholders that in order to comply with the law and the Company's Articles of Association, the balance sheets, income statement and cash flow statement of the Company for the fiscal year ended 31 December 2003 which has been agreed by the Audit Committee and audited by the Company's auditors must be approved by this annual general meeting of shareholders.

Details of the balance sheets, income statement and cash flow statement are presented in the 2003 Annual Report of the Company which sent to the shareholders together with the notice of this annual general meeting of shareholders.

The shareholders then were asked to consider and approve the balance sheets, income statement, and cash flow statement of the Company for the fiscal year ended 31 December 2003.

Resolution : The Shareholders approved, by the votes of 2,074,954,099 shares or 100 % of the shareholders who attend the meeting and cast their votes, the balance sheets, income statement, and cash flow statement of the Company for the fiscal year ended 31 December 2003. There were 2,430,800 shares of the shareholders who attend the meeting and cast their votes abstained from voting while no shareholder voted against such resolution.

Agenda 5 **To consider and approve the appropriation of the net profit of 2003 as dividends**

Mr. Boonklee Plangsiri, the Executive Chairman, informed the shareholders that according to the financial statements of the Company for the year ended 31 December 2003, the Company made Baht 9,722,849,006 (Baht Nine thousand seven hundred and twenty-two million eight hundred and forty- nine thousand and six) net profit from its operations in 2003 or Baht 3.31 earnings per share. The Board has deemed it appropriate to distribute a dividend for 2003 to shareholders of the Company at Baht 1.65 per share, totalling Baht 4,855,984,155 (Baht Four thousand eight hundred and fifty-five million nine hundred and eighty- four thousand one hundred and fifty-five) or 49.94 percent of the net profit. The Company paid an interim dividend for the operating result between January and June 2003 at Baht 0.75 per share, totalling 2,202,991,875 (Baht Two thousand two hundred and two million nine hundred and ninety-one eight hundred and seventy-five). The dividends to be paid for the operating result between July and December 2003 will be at Baht 0.90 per share, totalling Baht 2,652,992,280 (Baht Two thousand six hundred and fifty-two million nine hundred and ninety-two two hundred and eighty) of 2,947,769,200 total issued and paid-up shares.

This dividend to be paid to shareholders is funded by dividends paid to the Company by AIS at Baht 2.10 per share, amounting to Baht 2,653,795,200 (Baht Two thousand six hundred and fifty-three million seven hundred and ninety-five thousand two hundred).

The shareholders were asked to consider and approve the declaration of the dividend for the operating results between July and December 2003 to the shareholders whose names appeared in the Company's share register book as of 5 April 2004, at Baht 0.90 per share, totalling Baht 2,652,992,280 (Baht Two thousand six hundred and fifty-two million nine hundred and ninety-two thousand two hundred and eighty). The dividend shall be paid on 21 May 2004.

Before accepting this resolution, the shareholders asked a question as follow:

A Shareholder: In 2002, the Company had a net profit at Baht 1.80 per share and declared the dividend for the operating results of 2002 at Baht 0.50 per share. In 2003, the Company has increased the net profit to Baht 3.31 per share then will pay dividend to shareholders at Baht 1.65 per share or around 50 percent of earning per share. Is it possible if the Company does not have any new investment, the Company will pay the dividend at 70 percent of earnings per share?

Mr.Boonklee replied the question:

The Company invested by way of cash payment in two new businesses last year. In addition, the Company still has a plan for new investments in 2004. It is anticipated that any further investments will not require much funding. Currently, the Company remains cash reserved for further investment approximately Baht 1,000 million. Moreover, the Company distributed to shareholders all dividends received from AIS. We are concerned that if the Company distributes a dividend more than 50 percent of earnings per share, the Company may not have enough cash for new further investment. Mr. Boonklee additionally informed that due to the Company as a holding company, it should not have burden of debts. It can be seen that the Company has much less debts and has low risk. It would be good to remain this situation in order to keep strength and increase capacity for further investments. Regarding the distribution of dividend, the Company mainly consider from the Company's cash flow.

There is no further question. The Chairman proposed to shareholders that they consider and approve the distribution of dividend.

Resolution : The Shareholders approved, by a votes of 2,077,384,899 shares or 100 % of the shareholders who attend the meeting and cast their votes, the declaration of the dividend as the above proposed. No shareholder abstained from voting nor voted against such resolution.

Agenda 6 To consider and approve the appointment of the Company's auditors for 2004 and to fix their remuneration

Mrs. Siripen Sitasuwan, Chief Financial Officer of the Company, proposed that the shareholders to consider and approve the re-appointment of the auditors of PricewaterhouseCoopers ABAS Company Limited (PwC) as the Company's auditors for 2004. The name list of auditors is as follows:

1. Mr. Prasan Chuaphanich	CPA (Thailand) No.3051
2. Miss Nangnoi Charoenthanveesub	CPA (Thailand) No.3044
3. Mrs. Suwannee Bhuripanyo	CPA (Thailand) No.3371
4. Mr. Pasit Yuengsrikul	CPA (Thailand) No.4174

Any of the above auditors can conduct the audit and express an opinion as to the financial statements of the Company. In the absence of the above named auditors, PwC is authorized to identify one other auditors of PwC who qualifies as a Certified Public Accountant to carry out the work.

The auditor's remuneration for 2004 will be fixed at not more than Baht 2,310,000 (Baht Two million three hundred and ten thousand), increasing from Baht 110,000 (Baht One hundred and ten thousand) last year. Due to diversification of the Company's investment, scopes of works in 2004 are increased from last year.

Before accepting this resolution, the shareholders asked a question as follow:

A Shareholder: As we may know that the Stock Exchange of Thailand (SET) wishes to see a changing of the Company's auditor every five years. To make transparency, how long does PwC to be an auditor of the Company, asked by a shareholder?

Mrs. Siripen Sitasuwan: She informed to the shareholders that PwC has been an auditor of the Company for six years (including 2004). She has committed to comply with the condition if it is officially required by the SET or the Securities Exchange Committee (SEC). She further said that the Company has recognised that matter and has already had the discussion with PwC.

There is no further question. The Chairman proposed to shareholders that they consider and approve the re-appointment of the Company's auditor.

Resolution : The Shareholders approved, by a votes of 2,077,384,899 shares or 100 % of the shareholders who attend the meeting and cast their votes, the re-appointment of the auditors of PricewaterhouseCoopers ABAS Company Limited (PwC) as the Company's auditors for 2004. No shareholder abstained from voting nor voted against such resolution.

Agenda 7 To consider and approve the election of directors to replace those retired by rotation and to determine the authorized signatories of the Company

The Chairman informed the shareholders that

7.1 At every annual general meeting of shareholders, one-third of the Board of Directors who has been longest in office must retire by rotation according to Article 18 of the Company's Articles of Association. However, the retiring directors are eligible for re-election. The directors who must retire by rotation of this Annual General Meeting of Shareholders are as follows:

(1) Mr. Boonklee Plangsiri	: Authorized Director
(2) Mr. Niwatthamrong Boonsongpaisan	: Director
(3) Mr. Arak Chonlatanon	: Authorized Director
(4) Mrs. Chua Sock Koong	: Director

The Board of Directors as agreed by the Nominated Committee approved to re-elect those retired directors being the directors of the Company. Their details about age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance record, and contributions to the Company for each director were sent to the shareholders together with the notice of this annual general meeting of shareholders.

The election of the Company's directors is to be determined by a majority of votes in accordance with the Articles of Association of the Company.

Before accepting this resolution, the shareholders asked a question as follow:

A Shareholder: It would be appreciated if Mrs. Chua Sock Koong can attend the meeting more than 2 times of the 6 Board meetings as she did last year or she can make it via video conference, as the case may be. The shareholder recommended that if she has a limitation of the attendance of the meeting, the Company should consider her position.

Chairman: The chairman informed the shareholders that the Company is welcome to accept this matter for the consideration.

There is no further question. The Chairman proposed to shareholders that they consider and approve the re-election of those directors.

(1) The Shareholders then were asked to re-elect Mr. Boonklee Plangsiri to be a director of the Company.

Resolution : The Shareholders approved, by a votes of 2,073,834,699 shares or 99.99 % of the shareholders who attend the meeting and cast their votes, to re-elect Mr. Boonklee Plangsiri to be a director of the Company. There were 3,377,700 shares of the total shares present at the meeting abstained from voting and 172,500 shares or 0.01 % of the shareholders who attend the meeting and cast their votes voted against such resolution.

(2) The Shareholders then were asked to re-elect Mr. Mr. Niwatthamrong Boonsongpaisan to be a director of the Company.

Resolution : The Shareholders approved, by a votes of 2,073,834,699 shares or 99.99 % of the shareholders who attend the meeting and cast their votes, to re-elect Mr. Niwatthamrong Boonsongpaisan to be a director of the Company. There were 3,377,700 shares of the total shares present at the meeting abstained from voting and 172,500 shares or 0.01% of the shareholders who attend the meeting and cast their votes voted against such resolution.

(3) The Shareholders then were asked to re-elect Mr. Arak Chonlatanon to be a director of the Company.

Resolution : The Shareholders approved, by a votes of 2,073,834,699 shares or 99.99 % of the shareholders who attend the meeting and cast their votes, to re-elect Mr. Arak Chonlatanon to be a director of the Company. There were 3,377,700 shares of the total shares present at the meeting abstained from voting and 172,500 shares or 0.01 % of the shareholders who attend the meeting and cast their votes voted against such resolution.

(4) The Shareholders then were asked to re-elect Mrs. Chua Sock Koong to be a director of the Company.

Resolution : The Shareholders approved, by a votes of 2,073,834,699 shares or 99.99 % of the shareholders who attend the meeting and cast their votes, to re-elect Mrs. Chua Sock Koong to be a director of the Company. There were 3,377,700 shares of the total shares present at the meeting abstained from voting and 172,500 shares or 0.01 % of the shareholders who attend the meeting and cast their votes voted against such resolution.

7.2. The Board approved to maintain the currently authorized Company's signatories as follows;

" Mr. Bhanapot Damapong Mr. Boonklee Plangsiri Mr. Arak Chonlatanon Mrs. Siripen Sitasuwan any two of these four directors jointly sign with the Company's seal affixed "

The Shareholders then was asked to consider and approve the above authorized Company's signatories.

Resolution: The Shareholders approved, by a votes of 2,073,834,699 shares or 99.99 % of the shareholders who attend the meeting and cast their votes, the authorized signatories remain the same as proposed above. There were 3,377,700 shares of the total shares present at the meeting abstained from voting and 172,500 shares or 0.01 % of the shareholders who attend the meeting and cast their votes voted against such resolution.

Agenda 8 **To consider and approve the remuneration of the Board of Directors of the Company for 2004**

Mr. Boonklee Plangsiri, the Executive Chairman, informed the shareholders that the Board approved the remuneration of the chairman of the Board, the independent directors and the outside directors of the Company which is to be comparable to similar industries. It is up to Baht 10,000,000 (Baht Ten million) per annum, increasing from Baht 2,000,000 (Baht two million) last year. The remuneration consists of salary, bonus, welfare, provident fund, and meeting allowance.

The Remuneration Committee proposed to increase the meeting allowance as follows :

- The allowance for Board meetings is Baht 25,000 (increasing from Baht 5,000 last year) each for independent directors or outside directors of the Company only.

- The independent directors or outside directors who simultaneously act as members of any Committees of the Company shall also receive another Baht 25,000 (increasing from Baht 5,000 last year) except in the case of independent directors who act as the chairman of any Committee, who shall be paid Baht 30,000 (increasing from Baht 5,000 last year) for attending a Committee meeting.

Before accepting this resolution, the shareholders asked a question as follow:

A **Shareholder:** Apart from the remuneration, do these directors be granted the Company's Employee Stock Option Plan (ESOP)?

Mr. Boonklee Plangsiri: He informed the shareholders that these directors are not granted the ESOP. The ESOP is particularly granted to the Company's executive directors.

A **Shareholder:** He asked for a payment of remuneration last year.

Mr. Anek Pana-apichon (Vice President of finance and accounting): He informed the shareholders that as the shareholders' approval for the directors' remuneration of not more than Baht 8,000,000 in the annual general meeting 2003, last year the remuneration was paid at Baht Seven million five hundred and twenty thousand nine hundred (7,520,900) to these directors, as shown in the financial statement appeared in page 72 of the Company's annual report.

There is no further question. The Chairman proposed to shareholders that they consider and approve the directors' remuneration.

Resolution: The Shareholders approved, by a vote of 1,669,576,899 shares or 99.80 % of the shareholders who attend the meeting and cast their votes, up to Baht 10,000,000 of the remuneration of the Board of Directors of the Company for 2004 as proposed above. There were 3,377,700 shares or 0.20 % of the shareholders who attend the meeting and cast their votes voted against such resolution. There were no abstentions from voting except Mr. Bhanapot Damapong, who is an interested person, holding 404,430,300 of the Company's shares abstained from voting.

Agenda 9 **To consider and approve the issuance and offering of 13,660,200 units of warrants to purchase the Company's ordinary shares (the "Warrants") to the directors, employees and advisors of the Company under the ESOP Program, Grant III**

Mr. Boonklee Plangsiri, Chairman of the Executive Committee, informed the shareholders that the objective of the ESOP program is to motivate and reward

directors, employees, and advisors of the Company to perform their duties in the best interests of the Company. This should in turn bring about the long-term benefits to the Company as well as retain them with the Company. The Company will issue and offer the Warrants to directors, employees, and advisors of the Company once a year for 5 consecutive years. The number of Warrants to be issued and offered under ESOP Grant III in this year 2004 is 13,660,200 units. These Warrants will be offered to not exceeding 35 specific persons (private placement). Most terms and conditions of this Grant, as agreed by the Remuneration Committee, will be similar to the terms and conditions of Grant I and II.

Details of the ESOP Grant III were sent to the shareholders together with the notice of this annual general meeting of shareholders.

In addition, the Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine related other provisions pertaining to the issuance of the warrants, including obtaining approval from the relevant authorities and performing any other necessary actions relating to the issuance and offering of the warrants.

The shareholders were asked to consider and approve this matter.

Resolution: The shareholders considered the above and resolved (without a voting of 3,013,860 shares of Mr.Boonklee Plangsiri and Mr.Niwatthamrong Boonsongpaisan as the Company's directors, including Dr. Dumrong Kasemset as the Company executive director who are the interested persons shall not be entitled to vote), by a vote of 2,060,774,739 shares or 99.34 % of the total number of votes of shareholders who attend the meeting and have the right to vote, that the issuance and offering of 13,660,200 units of warrants under the ESOP Grant III as per the above details in all respects and that the Board of Directors be hereby authorized to do any necessary and reasonable act under the ESOP Grant III be approved. There were 13,596,300 shares or 0.66 % of the total number of votes of shareholders who attend the meeting and have the right to vote voted against while there were no abstentions from voting.

Agenda 10 **To consider and approve the allocation of 13,660,200 new ordinary shares (at the par value of Baht One each) in order to reserve for the exercise of the Warrants under the ESOP Program, Grant III**

Mr. Boonklee Plangsiri, Chairman of the Executive Committee, informed the shareholders that pursuant to the approval of the issuance and offering of warrants to directors, employees and advisors of the Company at a number of 13,660,200 units under the ESOP Grant III in Agenda 9 above, the shareholders' meeting must also pass a resolution for the allocation of 13,660,200 ordinary shares (One Baht par value each) to be reserved for the exercise of the warrants under ESOP Grant III. The reserved shares shall be allocated out of the total 901,916,300 capital increase ordinary shares (One Baht par value each) which are allocated for a private placement as resolved at the Extraordinary General Meeting of Shareholders No. 2/1999 held on 16 July 1999. After reserving 13,660,200 ordinary shares for this warrant exercise, there would be 888,256,100 unissued shares (One Baht par value each) left in the Company for future private placement.

The Executive Committee or the person assigned by the Board of Directors be empowered to consider and determine details and related conditions as well as any other necessary and reasonable activities relating to the ordinary share allocation to be reserved for the exercise of the right under the warrants of 13,660,200 ordinary shares (One Baht par value each), including to list the capital increase ordinary shares in the Stock Exchange of Thailand.

The shareholders were asked to consider and approve this matter.

Resolution: The shareholders considered the above and resolved, by a vote of 2,063,788,599 shares or 99.35 % of the total number of votes of shareholders who attend the meeting and have the right to vote, that the allocation of 13,660,200 ordinary shares (One Baht par value each) reserved for the exercise of the Warrants under the ESOP Grant III be approved. There were 13,596,300 shares or 0.65 % of the total number of votes of shareholders who attend the meeting and have the right to vote while there were no abstentions from voting.

Agenda 11 To consider and approve the allocation of the Warrants exceeding 5% of the Warrants issued under ESOP Program, Grant III to directors, employees and advisors of the Company

The Chairman stated that the shareholders have approved the ESOP program, Grant III in the Agenda 9 above. The Board of Directors and the Remuneration Committee for the ESOP program have approved to allocate the warrants exceeding 5 % of ESOP Grant III to the directors and the executive staff of the Company and its subsidiaries, totalling 5 persons as listed in the notice of this shareholders meeting due to their high competency, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty with the highest benefits of the Company at all time. The warrant allocation of this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. The names of the directors and executive staff who have been nominated to be eligible for the warrant allocation exceeding 5 percent of the program as follows:

1. Mr. Boonklee Plangsiri, Company's Director and Chairman of the Group Executive Committee, has been nominated to be eligible for the warrant allocation at a number of 7,083,700 units or 51.86 percent of the total number of warrants under ESOP Grant III. During last year, Shin Corporation Public Company Limited had 6 Board of Directors' meetings. He attended all 6 Board of Directors' meetings.

The shareholders were asked to consider and approve this matter.

Resolution: The shareholders considered the above and resolved (without a voting of 1,342,000 shares of Mr.Boonklee Plangsiri as a shareholder who is an interested persons shall not be entitled to vote), by a vote of 2,051,938,452 shares or 98.84% of the total number of votes of shareholders who attend the meeting and have the right to vote, that the warrants allocated to Mr. Boonklee Plangsiri as per the above details be approved in all respects. There were 24,104,447 shares or

1.16 % of the total number of votes of shareholders who attend the meeting and have the right to vote voted against while there were no abstentions from voting.

2. Mr. Somprasong Boonyachai, Group Vice Chairman of the Group Executive Committee/Human Resources, has been nominated to be eligible for the warrant allocation at a number of 976,000 units or 7.14 percent of the total number of warrants under ESOP Grants III.

The shareholders were asked to consider and approve this matter.

Resolution: The shareholders considered the above and resolved, by a vote of 2,053,280,452 shares or 98.84 % of the total number of votes of shareholders who attend the meeting and have the right to vote, that the warrants allocated to Mr. Somprasong Boonyachai as per the above details be approved in all respects. There were 24,104,447 shares or 1.16 % of the total number of votes of shareholders who attend the meeting and have the right to vote voted against while there were no abstentions from voting.

3. Dr. Dumrong Kasemset, Group Vice Chairman of the Group Executive Committee/Portfolio Management and Director of Shin Satellite Public Company Limited (a subsidiary of Shin Corporation Public Company Limited), has been nominated to be eligible for the warrant allocation at a number of 976,000 units or 7.14 percent of the total number of warrants under ESOP Grant III. During last year, Shin Satellite Public Company Limited had 5 Board of Directors' meetings. He attended all 5 Board of Directors' meeting.

The shareholders were asked to consider and approve this matter.

Resolution: The shareholders considered the above and resolved (without a voting of 881,500 shares of Dr. Dumrong Kasemset as a shareholder who is an interested persons shall not be entitled to vote), by a vote of 2,052,398,952 shares or 98.84% of the total number of votes of shareholders who attend the meeting and have the right to vote, that the warrants allocated to Dr. Dumrong Kasemset as per the above details be approved in all respects. There were 24,104,447 shares or 1.16 % of the total number of votes of shareholders who attend the meeting and have the right to vote voted against while there were no abstentions from voting.

4. Mr. Niwatthamrong Boonsongpaisan, Company's Director and Group Vice Chairman of the Group Executive Committee/ Corporate Public Relations, has been nominated to be eligible for the warrant allocation at a number of 764,200 units or 5.59 percent of the total number of warrants under ESOP Grant III. During last year, Shin Corporation Public Company Limited had 6 Board of Directors' meetings. He attended 4 Board of Directors' meetings.

Resolution: The shareholders considered the above and resolved (without a voting of 790,360 shares of Mr. Niwatthamrong Boonsongpaisan as a shareholder who is an interested persons shall not be entitled to vote),

by a vote of 2,052,490,092 shares or 98.84 % of the total number of votes of shareholders who attend the meeting and have the right to vote, that the warrants allocated to Mr. Niwatthamrong Boonsongpaisan as per the above details be approved in all respects. There were 24,104,447 shares or 1.16 % of the total number of votes of shareholders who attend the meeting and have the right to vote voted against while there were no abstentions from voting.

5. Mrs. Siripen Sitasuwan, Company's Director and Group Chief Financial Officer, as been nominated to be eligible for the warrant allocation at a number of 763,400 units or 5.59 percent of the total number of warrants under ESOP Grant III. During last year, Shin Corporation Public Company Limited had 6 Board of Directors' meetings. She attended 5 Board of Directors' meetings.

The shareholders were asked to consider and approve this matter.

Resolution: The shareholders considered the above and resolved, by a vote of 2,053,280,452 shares or 98.84 % of the total number of votes of shareholders who attend the meeting and have the right to vote, that the warrants allocated to Mrs. Siripen Sitasuwan as per the above details be approved in all respects. There were 24,104,447 shares or 1.16 % of the total number of votes of shareholders who attend the meeting and have the right to vote voted against while there were no abstentions from voting.

Agenda 12 Other business

There was no other business proposed to the shareholders. The Chairman of the meeting expressed his sincere thanks to the shareholders for attending this shareholders' meeting. The meeting adjourned at 3.15 p.m.

- (signed) -
Mr. Bhanapot Damapong
Chairman of the Meeting

Minutes prepared by
- (signed) -
Miss. Sareerat Khangkhandee

ANNUAL REPORT

Information of the Directors who retired by Rotation and Re-Elected



Name	Mr. Olarn Chaipravat (Ph.D.)
Age	60
Title	Vice Chairman of the Board of Director, Chairman of the Audit Committee and Member of Remuneration Committee –ESOP.
Shareholding (%) *	-None-
Relationship with Management	-None-
Highest Education	PH.D. Economics, Massachusetts Institute of Technology (M.I.T.) U.S.A.
Governance Training (e.g. DCP and DAP of IOD) and other training	Directors Accreditation Program, Class 4/2003

Experience

Present	Vice Chairman of the Board of Director and Chairman of the Audit Committee, Shin Corporation Plc.
	Council Member, Shinawatra University
1998 – 2001	Director, Siam Commercial Bank Plc.
1992 – 1998	President, Siam Commercial Bank Plc.
1990 – 1992	Director and Senior Executive Vice President,
1984 – 1990	Siam Commercial Bank Plc.
	Senior Executive Vice President, Siam Commercial Bank Plc.

Directors Present	5 of 5
Illegal record in part 10 years	- None -
Contribution of The Company	- Served as the Vice Chairman of the Board of Directors and The Chairman of the Audit Committee. Involve in setting up company vision and developing strategies as well as monitoring the effectiveness of Internal Auditing, internal control, risk management and good corporate governance systems.

* Includes holding by spouse and minor children

Information of the Directors who retired by Rotation and Re-Elected



Name	Mrs. Siripen Sitasuwan
Age	56
Title	Authorized Director, Executive Director
Shareholding (%) *	0.030 % (as at 31 December 2004)
Relationship with Management	- None -
Highest Education	MBA, Wichita State University, Wichita, Kansas, U.S.A.
Governance Training (e.g. DCP and DAP of IOD) and other training	Directors Certification Program Class 33/2003

Experience

2004-present	Director and Member of the Executive Committee, CS LoxInfo Plc.
2001-present	Director and Member of the Executive Committee, ITV Plc.
2000-present	President, Shin Corporation Plc., Group Chief Finance Officer
1998-present	Director and Member of the Executive Committee, Shin Corporation Plc., Advanced Info Service Plc., Shin Satellite Plc.
1998-2000	Chief Finance Officer, Shin Corporation Plc.
1994-1998	Executive Vice President - Finance, Shinawatra Group
1991-1993	Vice President - Finance, Shinawatra Group

Directors Present	4 of 5
Illegal record in part 10 years	- None -

Contribution of The Company

- Being the top leader in monitoring financial and funding management of SHIN Corporation Plc.
- Being a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies.
- Being the top leader in monitoring financial management of SHIN Group.

* Includes holding by spouse and minor children

Information of the Directors who retired by Rotation and Re-Elected



Name	Mr. Vithit Leenutaphong
Age	49
Title	Director, Member of Audit Committee, Member of Remuneration Committee and Member of Nominated Committee
hareholding (%) *	-None-
Relationship with Management	-None-
Highest Education	Master of Business Administration (International Finance), University of Southern California, U.S.A.
Governance Training (e.g. DCP and DAP of IOD) and other training	Directors Certification Program (DCP), Class 16/2002

Experience

2001 – Present	Director and Member of the Audit Committee, Shin Corporation Plc.
2002 – 2004	Management Board, Airports of Thailand Plc.
	Vice Chairman, Yontrakit Group
	Executive Director, Thai Yarnyon Company Limited
2001	Management Board, Thai Airways International Plc.
1995 – 2000	Director and Member of the Audit Committee, Advanced Info Serviced Plc.
1996 – 1997	Board of Director, Expressway and Rapid transit Authority of Thailand

Directors Present 5 of 5

Illegal record in part 10 years - None -

Contribution of The Company

- Serve as a directors and Member of the Audit Committee. Involve in setting up company vision and developing strategies as well as monitoring the effectiveness of Internal Auditing, internal control, risk management and good corporate governance system.

* Includes holding by spouse and minor children

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan – ESOP) - Grant IV

1. **Objectives and necessities of offering securities to directors and employees of the Company**

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants to be issued and offered in 2002 is 29,000,000 units, implying that 29,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.99 percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 is 18,083,700 units, implying that 18,083,700 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.61 percent of the total paid-up capital of the Company.

Grant III: The amount of warrants to be issued and offered in 2004 is 13,660,200 units, implying that 13,660,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.46 percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in 2005 is 16,000,000 units, implying that 16,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.54 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III, and IV is equivalent to 2.60 percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant IV as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. **Preliminary Details of Warrants in the Fourth Year Program**

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	16,000,000 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	16,000,000 shares (at the par value of Baht 1), or 0.54 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share

Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year	Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.
Second Year	Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.
Third Year	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. ("Exercise Date") except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and employees of he Company

3.4.1 If any director of the Company vacates of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and employees
-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. **Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and employees of the Company on this Occasion**

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares = 2,954,233,217 shares (at a par value of Baht 1 each)

Number of all shares from warrant exercise = 16,000,000 shares (at a par value of Baht 1 each)

Total number of shares after exercise of right = 2,970,233,217 shares (at a par value of Baht 1 each)

Ratio of the existing shareholders after = 99.46 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 2,954,233,217 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees = 16,000,000 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.54 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered.

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Boonklee Plangsiri Director and Chairman of the Executive Committee	6,414,600	40.09
2. Mr. Arak Chonlatanon Director and Vice Chairman of the Executive Committee - E-Business	1,247,700	7.80
3. Mr. Somprasong Boonyachai Vice Chairman of the Executive Committee – Human Resources	970,000	6.06

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
4. Mr. Dumrong Kasemset (Ph.D.) Vice Chairman of the Executive Committee – Portfolio Management and Investor Relations	970,000	6.06
5. Mrs. Siripen Sitasuwan Director and Chief Financial Officer and President	945,200	5.91
6. Mr. Niwattumrong Boonsongpaisan Director and Vice Chairman of the Executive Committee – Corporate Public Relations	748,600	4.68
7. Mr. Tanadit Charoenchan Director's subsidiary and Vice President - Finance and Accounting of Shin Satellite Public Co., Ltd.	179,200	1.12
8. Mr. Chatchai Sanerkam Director's subsidiary and Deputy Managing Director of SC Matchbox Co. Ltd.	146,000	0.91

Note: *The amount of warrants to be issued and offered will be 16,000,000 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. **Description and Conditions of Warrants**

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. **Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001**

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. <u>List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants

<table>
<tr><th>Name</th><th>Position</th><th>Number of Allocated Warrants (Units)</th><th>% of Total Allocated Warrants</th></tr>
<tr><td>1. Mr. Boonklee Plangsiri</td><td>Director and Chairman of the Executive Committee</td><td>6,414,600</td><td>40.09</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Corporation Public Company Limited
No. of meetings 6 times Attending 6 times Not attending - times</td></tr>
<tr><td>2. Mr. Arak Chonlatanon</td><td>Director and Vice Chairman of the Executive Committee - E-Business</td><td>1,247,700</td><td>7.80</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Corporation Public Company Limited
No. of meetings 5 times Attending 4 times Not attending 1 times</td></tr>
<tr><td>3. Mr. Somprasong Boonyachai</td><td>Vice Chairman of the Executive Committee – Human Resources</td><td>970,000</td><td>6.06</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Advanced Info Service Public Company Limited
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>4. Dr. Dumrong Kasemset</td><td>Vice Chairman of the Executive Committee – Portfolio Management and Investor Relations</td><td>970,000</td><td>6.06</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Satellite Public Company Limited
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>5. Mrs. Siripen Sitasuwan</td><td>Director and Chief Financial Officer and President</td><td>945,200</td><td>5.91</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Corporation Public Company Limited
No. of meetings 5 times Attending 4 times Not attending 1 times</td></tr>
</table>

Opinion of the Board of Directors and the Remuneration Committee

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment.

The total amount of warrants to be issued and offered will be 16,000,000 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.5 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

(Translation)

Details of the allocation of ordinary shares in order to reserve for exercise of warrants under the ESOP Program, Gant 4

Shin Corporation Public Company Limited

---

1. **Capital increase**

The Board of Directors has approved the allotment of 16,600,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 16,600,000, to reserve for the exercise of warrants, to be issued to the Company's directors and employees under ESOP Grant I, II, III and IV.

2. **Allotment of new shares**

The Board of Directors has approved to allot 16,600,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 16,600,000, to reserve for the exercise of warrants, to be issued to the Company's directors and employees under ESOP Grant I, II, III and IV. Such allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old:new)	Sale price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant I, II and III), due to the adjustment as stated in the Application Form regarding the Issuance and Offering of ESOP Program, approximately totaling 600,000 shares divided by					
Grant I	200,000		17.704	-	-
Grant II	220,000	1.00540	13.597	-	-
Grant III	180,000		36.214	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant IV)	16,000,000	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-

Provided that, the Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including seeking approval from the relevant authorities and performing any other necessary actions related to the issuance of the warrants.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unissued shares

The remaining shares after this allocation will be 1,685,656,100 shares, at the par value of Baht 1 each.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2005 Annual General Meeting of Shareholders will be held March 31, 2005, at 14.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The Company will close the share register book from March 11, 2005 at 12.00 noon until the 2005 Annual General Meeting of Shareholders is adjourned.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the director and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the director and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

Regarding the dividends payments of the company for the first half of 2004, and the second half of 2004, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, and III, as stated in the Application Form regarding the Issuance and Offering of ESOP Program. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot 600,000 additional shares to be reserved for the new exercise ratio of ESOP Grant I, II and III, which will be comprised of 200,000 shares for Grant 1, 220,000 shares for Grant 2, and 180,000 shares for Grant 3.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 18, 2005	Board of Director's Meeting for resolution to issue warrants to the directors and employees of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 18, 2005	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
March 11, 2005	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2005.
March 31, 2005	The holding of the Annual General Meeting of Shareholder for the year 2005.
Within April 2005	Submit the Application for issuance and offer of the warrants and the registration statement and the draft of prospectus, to the Office of the Securities and Exchange Commission.

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed ________ *-Signed-* ________ authorized director
(Mr. Boonklee Plangsiri)
Director

Signed ________ *-Signed-* ________ authorized director
(Mr. Arak Cholthanon)
Director

(Translation)

Opinion of the SHIN Remuneration Committee

February 11, 2005

To : Board of Directors of Shin Corporation Public Company Limited

Whereas the Board of Directors Meeting of Shin Corporation Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Bhanapot Damapong as the Chairman of the Remuneration Committee, Mr. Olarn Chaipravat (Ph.D.) and Mr. Vithit Leenutapong as members of the Remuneration Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Corporation Public Company Limited and subsidiaries respectively, totally 5 (five) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Boonklee Plangsiri	6,414,600	40.09%
2. Mr. Arak Chonlatanon	1,247,700	7.80%
3. Mr. Somprasong Boonyachai	970,000	6.06%
4. Mr. Dumrong Kasemset (Ph.D.)	970,000	6.06%
5. Mrs. Siripen Sitasuwan	945,200	5.91%

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above five directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

B. Damapong

(Mr. Bhanapot Damapong)
Chairman of the Remuneration Committee for the ESOP Program
Shin Corporation Public Company Limited

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299 5196 www.shincorp.com

Employee Stock Ownership Program - SHIN CORPORATION PLC. : 2005

1. **Number of allocated warrants : 16,000,000 Units**
2. **The lists of directors / employees who are allocated the warrants at the number of exceeding 5% of the total warrants.**

No.	Name / Position	Started Working Date	No. of allocated warrants (units)	% of the total warrants	Contribution to the company
1	**Mr. Boonklee Plangsiri** Chariman of the Group Executive Committee Chariman of the Executive Committee - SHIN Corporation Plc.	15/07/1993	**6,414,600**	**40.09%**	o Being the leader in creation of Shin Corporation Plc.'s vision and SHIN Group in order to maximize the interest of the shareholders. o Developing aggressive strategies to operate SHIN Group's businesses. o Being the top leader in monitoring and managing SHIN Group and developing competitiveness of SHIN Group's business.
2	**Mr. Arak Chonlatanon** Chairman of the Executive Committee - E-Business & Others	01/03/1990	**1,247,700**	**7.80%**	o Being a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies in order to maximize the interest of the shareholders. o Being the top leader in monitoring the E-Business & Others Business of SHIN Group such as AD Venture Co., Ltd., I.T. Applications and Services Co., Ltd., Thai Airasia Co., Ltd. and Capital OK Co., Ltd. etc.
3	**Mr. Somprasong Boonyachai** Group Vice Chairman / Human Resources Chariman of the Executive Committee-Wireless Communications	08/07/1991	**970,000**	**6.06%**	o Being a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies in order to maximize the interest of the shareholders. o Being the top leader in monitoring the Wireless Communications Business of SHIN Group such as Advanced Info Service Plc., Advanced Contact Center Co., Ltd., Digital Phone Co.,Ltd. Advanced Data Network Communications Co., Ltd. etc. o Being the top leader in monitoring human resources matters of SHIN Group.
4	**Mr. Dumrong Kasemset (Ph.D.)** Group Vice Chairman / Portfolio Management Chariman of the Executive Committee-Satellite & International	08/07/1991	**970,000**	**6.06%**	o Being a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies in order to maximize the interest of the shareholders. o Being the top leader in monitoring the Satellite & International Investment Business of SHIN Group such as SHIN Satellite Plc., CS Loxinfo Plc., SHIN Broadband Internet (Thailand) Co.,Ltd., Teleinfo Media Co., Ltd., Cambodia Shinawatra Co., and Lao Telecom Co.,Ltd. etc. o Being the top leader in monitoring portfolio management and investment ralations of SHIN Group.
5	**Mrs. Siripen Sitasuwan** President - SHIN Corporation Public Company Limited Group Chief Financial Officer	02/09/1991	**945,200**	**5.91%**	o Being the top leader in monitoring financial and funding management of SHIN Corporation Plc. o Being a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies. o Being the top leader in monitoring financial management of SHIN Group.

The Information of Independent Director
Shin Corporation Public Company Limited

1. Name	Mr. Olarn Chaipravat (Ph.D.)	
Age	60	
Title	Vice Chairman of the Board of Directors and Chairman of the Audit Committee	
Relationship with Management	-None-	
Highest Education	Ph.D. Economics, Massachusetts Institute of Technology (M.I.T.), USA.	
Experience	Present	Vice Chairman of the Board of Director and Chairman of the Audit Committee, Shin Corporation Plc. Council Member, Shinawatra University
	1998 – 2001	Director, Siam Commercial Bank Plc.
	1992 – 1998	President, Siam Commercial Bank Plc.
	1990 – 1992	Director and Senior Executive Vice President, Siam Commercial Bank Plc.
	1984 – 1990	Senior Executive Vice President, Siam Commercial Bank Plc.
Illegal record in past 10 years	- None -	
Number of Shares Held in Shin Corporation Public Company	- None -	

2. Name	Mr. Virach Aphimeteetamrong, (Ph.D.)	
Age	61	
Title	Director and Member of the Audit Committee	
Relationship with Management	-None-	
Highest Education	Ph.D. (Finance), University of Illinois, USA.	
Experience	Present	Dean Faculty of Commerce and Accountancy, Chulalongkorn University Director and Chairman of the Audit Committee, Asset Plus Plc. Chairman, Dr. Virach and Associates Public Accounting Firm
	2001- Present	Director and Member of the Audit Committee, Shin Corporation Plc.
Illegal record in past 10 years	- None -	
Number of Shares Held in Shin Corporation Public Company	- None -	

The Information of Independent Director
Shin Corporation Public Company Limited

3. Name	Mr. Vithit Leenutaphong	
Age	49	
Title	Director and Member of the Audit Committee	
Relationship with Management	-None-	
Highest Education	MBA, University of Southern California, USA.	
Experience	2001 – Present	Director and Member of the Audit Committee, Shin Corporation Plc.
		Management Board, Airports of Thailand Plc.
	2002 – 2004	Vice Chairman, Yontrakit Group
		Executive Director, Thai Yarnyon Company Limited
	2001	Management Board, Thai Airways International Plc.
	1995 – 2000	Director and Member of the Audit Committee, Advanced Info Serviced Plc.
	1996 – 1997	Board of Director, Expressway and Rapid transit Authority of Thailand
Illegal record in past 10 years	- None -	
Number of Shares Held in Shin Corporation Public Company	- None -	

Documents or Evidence Showing an Identity of the Shareholder or a Representative of the Shareholder Entitled to Attend the Meeting

1. **Natural person**

   1.1 Thai nationality

   (a) identification card of the shareholder (personal I.D. or identification card of government officer or identification card of state enterprise officer); or

   (b) in case of proxy, identification card of the shareholder and identification card or passport (in case of a foreigner) of the proxy.

   1.2 Non-Thai nationality

   (a) passport of the shareholder; or

   (b) in case of proxy, passport of the shareholder and identification card or passport (in case of a foreigner) of the proxy.

2. **Juristic person**

   1.1 Juristic person registered in Thailand

   (a) corporate affidavit, issued within 30 days by Commercial Registration Department, Ministry of Commerce; and

   (b) identification card or passport (in case of a foreigner) of the authorised director(s) who sign(s) the proxy form including identification card or passport (in case of a foreigner) of the proxy.

   1.2 Juristic person registered outside of Thailand

   (a) corporate affidavit; and

   (b) identification card or passport (in case of a foreigner) of the authorised director(s) who sign(s) the proxy form including identification card or passport (in case of a foreigner) of the proxy.

A copy of the documents must be certified true copy. In case of any documents or evidence produced or executed outside of Thailand, such documents or evidence should be notarised by a notary public.

Registration for attending the meeting

A shareholder or a proxy may register and submit the required documents or evidence for inspection at the meeting from 1.00 p.m. on 31 March 2005.

Procedures for attending of 2005 Annual General Meeting of Shareholders
Shin Corporation Public Company Limited
On 31 March 2005



Shareholders of
Shin Corporation Plc.
Attending in Person
Proxy
Registered Desk attending in person
(commence at 1.00 p.m.)
Registered Desk by proxy at 1.00 p.m.
Review the proxy
Showing ID Card
Showing the proxy and ID Card of
the Grantor and Proxy
Signing in Registered Document
Getting ballot cards
Attend to the meeting room
The Chairman open the meeting
At 2.00 p.m.
The Chairman proposed
the agenda in order
If any shareholder would like to vote
against or abstain to vote for any agenda,
please raise your hand and give the
number of shareholding in the ballot.
Company's officers collect the ballot only
for the shareholder who votes against or
abstain to vote/conclude the result
The Chairman announces the vote to
the meeting

** Please return to the Company's officers the ballot for every agenda when the meeting be completed.*

LOCATION MAP

There are 2 entrances

1. Viphavadi Rangsit Road
2. Phahol Yothin Road


Major Cineplex
Elephant Building
Ratchadaphisek Road
S.C.B Park
Sol 21
Phaholyothin Road
Ladprao Road
ISUZU
SHINAWATRA III
Than Settakij
Central Plaza Hotel & Convention
Thai Airways Intl. Headquaters
Viphavadee Rangsit Road
PTT. Headquaters
Chatuchak Park
B.T.S.
Sirikit Park
Express Way

Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Jatujak, Bangkok
Tel. 02-949-2000

Viphavadi Rangsit Road	: Bus no. 3, 29, 52	Air conditioning bus no. 10, 29
Phahol Yothin Road	: Bus no. 27, 39, 59	Air conditioning bus no. 39

Table of Contents


SEC MAIL
PROCESSING
RECEIVED
MAR 2 3 2005
WASH., D.C.
202
SECTION

Financial Highlights

Baht Million

As of 31 December	2004	2003	2002	2001	2000
OPERATING RESULTS - CONSOLIDATED					
Revenues from sales and services	10,631	10,379	9,044	8,642	6,868
Share of net results from investments	8,815	7,970	5,124	1,372	2,848
Total Revenues	20,570	20,437	14,876	12,392	10,682
Gross Profit	3,065	2,623	2,249	2,582	2,257
Net income	8,700	9,597	5,281	2,820	2,384
Total assets	66,364	60,159	51,249	41,356	37,840
Total liabilities	24,522	22,455	20,191	17,398	17,736
Total shareholders' equity	41,841	37,704	31,508	23,958	20,104
FINANCIAL RATIO - CONSOLIDATED					
Net Profit Margin	42%	47%	36%	23%	22%
Return on Equity	22%	28%	19%	13%	14%
Return on Assets	14%	17%	10%	7%	8%
Total Liabilities to Total Shareholders' Equity Ratio	0.59	0.60	0.64	0.73	0.88
Basic earning per share*	2.95	3.27	1.80	0.96	0.83
Book Value per share*	14.17	12.83	10.73	8.16	6.85

** calculation based on one Baht par value common share*

No. of shares (Million) (at one Baht par value per share)	2,953.63	2,939.05	2,937.00	2,937.00	2,937.00

Dividend Policy: The company and its subsidiaries' dividend policy is to pay dividend no less than 40 percent of profit after tax, unless the company and its subsidiaries have other financial needs and the payment materially affect the company and its subsidiaries' normal operations.



Baht Million
60,000
50,000
40,000
30,000
20,000
10,000
0
2,384
2,820
5,231
8,700
2,848
1,372
5,124
7,970
8,815
37,840
41,356
51,249
60,159
66,364
2000 2001 2002 2003 2004
NET INCOME
2000 2001 2002 2003 2004
SHARE OF NET RESULTS FROM INVESTMENTS
2000 2001 2002 2003 2004
TOTAL ASSETS

Wireless Platform


network
services
people
excellent
GSM advance
options
everywhere
connect
technology

ADVANCED INFO SERVICE PLC

In 2004, Advanced Info Service Public Company Limited (AIS) continued to dominate the mobile telephone market, clearly seen in its 15.2 million subscribers that comprise 57 percent of the market. Despite cut-price promotions by competitors, AIS achieved reasonable growth in both revenue and net profit, with total revenue hitting a record-high Baht 96.4 billion, equal to 7.8 percent growth from 2003; net profit grew 9.4 percent to Baht 20.3 billion. At year's end, EBITDA showed a rise of 15.6 percent to Baht 50.9 billion with an impressive EBITDA margin of 52.4 percent, a more than satisfactory increase from 48.7 percent in 2003 and 42.7 percent in 2002.

After its successful focus on implementing its Customer Relationship Management (CRM) program, AIS moved into a new program, Customer Experience Management (CEM), employing strategies to take advantage of market segmentation by creating a wider variety of tariff and service packages to suit different lifestyles and needs for both consumers and businesses. A constant aim is to enhance services by regularly introducing additions to an already unrivalled selection of value added services (VAS), and other informative feature products to meet changing consumer requirements. Among the products that AIS offers are SMS, MMS, mobileLIFE (an array of non-voice services), Internet access, entertainment features such as video streaming, and more.

To capitalize on the emerging and promising growth of broadband Internet, AIS and TOT Corporation Public Company Limited (TOT) are jointly launching a new service: broadband home entertainment. This new service platform will offer home entertainment on demand by combining television, high-speed Internet (ADSL), and telephone. Operating the project is Advanced Datanetwork Communications Company Limited (ADC), in which AIS holds 51 percent. SHIN is in an ideal position to tap into the consumer segment because of its widespread telecom infrastructure and brand image denoting quality.

Satellite and Broadband Platform


education
ipstar
Broadband Satellite
communication
technology
hi-speed
Internet
opportunity
connect
information
future

SHIN SATELLITE PLC

Leveraging off its experience as Thailand's first, and only, operator of commercial communication satellites, Shin Satellite Public Company Limited (SATTEL) has branched out into the rapidly growing market for high-speed broadband Internet. In line with this, it developed a proprietary satellite system called IPSTAR that is expected to make satellite an affordable method of accessing the broadband Internet by offering high-speed, cost-effective broadband over satellite. The project will enable SATTEL to compete on a level playing ground with terrestrial telecommunications networks. A new generation of Internet protocol-based satellites is due to be launched in 2005, beginning with IPSTAR-1.

Using the IPSTAR system, both corporate users and consumers have unrestricted access to the world of high-speed broadband content and applications, including video network conferencing, Internet Protocol (IP) telephony, Virtual Private Network (VPN), mobile trunking, and multimedia content for unserved and underserved markets. Customers have already signed on for this service in New Zealand (ICONZ and BayCity), in Australia (AirNet and Macquarie Telecom), and in India (STPI). First-generation gateways have been installed in Thailand, Myanmar, Taiwan, Australia, India, China, and Laos PDR (using Thaicom satellites ahead of the launch of IPSTAR-1). The company is now in the process of installing second-generation gateways that will provide service from IPSTAR-1 after its launch. We expect IPSTAR to be a prime contributor to SATTEL's future growth.

CS Loxinfo

CS Loxinfo Public Company Limited (CSL), in which SATTEL holds 40 percent, is Thailand's leading ISP, offering both traditional and high-speed Internet access and services. Its ADSL and satellite broadband technology, wireless hotspots, and leased lines cover the entire spectrum of Internet services. Formed by a merger between CS Communications Company Limited and Loxley Information Service Company Limited, CSL has achieved economies of scale and is realizing its full potential in cost savings. As a result, the consolidated bottom line skyrocketed 140 percent in 2004, rising from Baht 82 million in 2003 to Baht 329 million in 2004.

Through CSL's subsidiary, Teleinfo Media Company Limited (TMC), the company also prints and distributes the "Thailand Yellow Pages" telephone directory, which captures more than 80 percent of the market. CSL expects, by the combination of these two businesses - Internet and telephone directory - to offer unequaled e-commerce business opportunities to its customers, using one of Thailand's most comprehensive business databases.

Broadcasting Platform


first
knowledge
quality
education
truth
experience
documentary
tv

ITV PLC

ITV Public Company Limited (ITV) is a free-to-air service that reaches 98 percent of Thailand's population with the most up-to-date news and entertainment nationwide. The Bank of Thailand reports altogether 16 million television households in Thailand and ITV has become a household name in a large percentage of these. It broadcasts digitally on a UHF frequency and is seen as a stepping stone towards greater opportunities in such areas as interactive TV.

The station underwent a massive program revamp in April 2004, bringing a surge in primetime (18.00-22.30) ratings from 1.76 in March to 4.81 in December. According to the latest Nielsen Media Research survey, ITV has achieved third ranking in the television industry, narrowing the ratings gap markedly to where it is toe to toe with the number two station. ITV's bottom line turned up into the black in 2004, showing a profit of Baht 205 million after 2003's loss of Baht 660 million, due to a lower concession fee and better ratings.

ITV's future growth is dependent on two factors: 1) higher ratings and utilization, and 2) regular steps up in advertising rates. The next challenge for the station is to outperform one of its strongest competitors in viewer ratings, a station that has dominated the industry for decades; we believe that today ITV is not far away from achieving this goal. ITV's dynamic management is prepared to take on any challenge in the new age in television entertainment.

Transportation Platform


lifestyle
travel
arrived
vacation
convenient
business
Thai AirAsia
Member of AirAsia
N
W
E
S
Explorer File Edit View Go
Untitled Document
How to Book Online
people
easy

THAI AIRASIA CO., LTD.

The introduction of this budget airline in early 2004 unfolded a new era for domestic air travel. Domestic air passengers over the year surged from 7.4 million in 2003 to 10.4 million, growth of approximately 40 percent, which is phenomenal in the Thai airline industry. After commencing operations in February 2004, Thai AirAsia served approximately 1.2 million travelers both at home and abroad. After only eleven months of operation, revenues totaled an estimated Baht 1.3 billion, exceeding management expectations. The flowering of demand for air travel created by budget airlines is expected to continue strongly in 2005.

As the transportation platform for SHIN Group, the Thai AirAsia logo is readily identified by all. At the end of 2004, it was flying six aircraft to seven domestic and four international destinations (Singapore, Macau, Penang, and Kota Kinabalu). The rapidly growing demand for budget travel supports the planned expansion of the fleet to ten to twelve planes by the end of 2005, increasing flights in Thailand and adding new destinations in Southeast Asia and Southern China. As part of the AirAsia Group, a successful budget airline with the lowest cost per ASK in the world, Thai AirAsia is certain to benefit from the group's synergy and transfer of experience. Leveraging off of AirAsia Group's expertise and SHIN Group's customer base of over 15 million, Thai AirAsia is destined to be a successful budget airline in Thailand.

Consumer Finance Platform


opportunity
success
together

CAPITAL OK CO., LTD.

Fueled by strong consumer spending in the last four years generated by the government's fiscal stimulus policies, demand for consumer loans, credit cards, hire-purchase, and sales financing has risen dramatically. Capital OK Company Limited (Capital OK) is expected to continue to enjoy a strong growth outlook on the back of 1) continuing GDP and per capita income growth, 2) a switch from informal sector to formal sector borrowing, and 3) government policies to encourage income distribution into the provinces that undergird consumer confidence and encourage spending.

Cognizant of this unexcelled opportunity, Capital OK is poised to take on the challenges of riding the wave in this industry. Its products include personal loans, sales finance, and credit cards. In the five months since serving the first customer to the end of 2004, it managed to expand its loan portfolio to over 100,000 customers for a loan total of Baht 1.8 billion. In the presence of SHIN's strong and extensive marketing experience and capability and the well-disciplined credit scoring expertise of DBS Singapore, we are certain that this business will quickly grow to its full potential in a comparatively short period of time. In addition, Capital OK will be able to access support from AIS retail outlets to capture the growing demand from upcountry customers. To achieve critical mass and leadership in this competitive arena, Capital OK will continue to take the lead by introducing an array of innovative products to Thai consumers.

Based on the firm foundation of the group's business operations and its emphasis on service to customers nationwide, the goal of the SHIN Group is to cultivate synergy between each business and thereby provide full and complete satisfaction for customers. Some examples of the group's synergy include the ability of AIS customers to view ITV programs on their mobile phones or download games from SHINEE, the group's content owner and provider. They can also purchase service from CSL via their mobile phones. Another example is the recent cooperative venture by Capital OK with Thai AirAsia to issue credit cards that allow users to accumulate points in exchange for Thai AirAsia mileage. As for distribution channels, Capital OK benefits from using nationwide AIS outlets both to reach customers and to provide them with the greatest convenience. Simultaneously, the outlets serve as ticket counters for Thai AirAsia. We are confident that over time the synergy between members of the group will expand and more services will be created to match and meet consumer needs.

Message from Chairman of the Board

Dear Shareholders:

The year 2004 brought the high point of the Shin Corporation's history, for it contained a special milestone: the granting of the Garuda emblem by His Majesty the King Bhumipol Adulyadej. This great honor will live long in our memories as the pinnacle of our pride in our company but the honor of the Garuda will also keep us constantly aware of good corporate governance and our prominent role in Thai society and responsibility to our beloved county.

We are pleased to announce an excellent 2004 performance as follows:

Shin Corporation and its subsidiaries were able to report total revenue of Baht 10.6 billion, an increase of Baht 252 million or 2 percent from 2003. Normalized net profit totaled Baht 8.7 billion, increased from 2003 by Baht 653 million, or equivalent to 8 percent, excluding income from reversal of provision for liabilities and charges. Total assets grew by 10 percent from Baht 60.2 billion in 2003 to Baht 66.4 billion in 2004. Total liabilities increased by 9 percent from Baht 22.5 billion in 2003 to Baht 24.5 billion in 2004.

A close scrutiny of the group's performance indicates that the new investments in new service businesses - the budget airline and consumer finance - have begun to show emerging signs of growth, the potential of which will further undergird the company.

Thai AirAsia began operations in February 2004 and has regularly added routes until at the time of writing it is servicing seven domestic destinations and five international airports. With passenger numbers continuing to grow steadily, by the end of 2004 it had already flown approximately 1.2 million passengers. The startup of Thai AirAsia, Thailand's first budget airline, has provided a new and viable alternative for Thai travelers. Since it has given access to air travel for a completely new group of Thai citizens, it is thus certain to stimulate greater usage of air transportation. In 2004, overall domestic passengers grew approximately 40 percent from the previous year.

Capital OK officially opened its doors in August 2004. Services that it is providing include personal loans, sales finance and credit cards. It is the first company in the history of the country that has been able to roll out three services within the first year of operation. At the end of 2004, it had more than 100,000 customers and portfolio size ended the year at approximately Baht 1.8 billion.

Over the past two decades, Shin Corporation's businesses have undergone unremitting development, starting from the initial investment in the only just opened telecommunication business, which has become our core business, to media and advertising and, in the most recent expansions, a budget airline and consumer finance. All of these investments have contributed to making SHIN the country's largest service-oriented conglomerate. A challenge that the company has readily accepted is to utilize the group's synergy by leveraging its extensive customer database. Experienced personnel from each individual business unit have been assigned to teams to study and develop new and innovative products and services to meet changing customer needs stimulated by the rapid changes in lifestyles. We firmly believe this will generate long-term competitiveness.

Another key ingredient in the strengthening of the company's foundations and ensuring flexibility is the institution of a cohesive corporate culture. In 2004, an in-depth survey and study of our corporate culture was conducted and illustrated the fact that the company's past success has been solidly grounded in ten fundamental building blocks or "FAST MOVING" : *F*ast-moving, *F*orward-looking, *A*ccountability, *S*ervice-minded, *T*eamwork, *M*eritocracy, *O*penness, *V*ision focus, *I*nitiatives and improvement, *N*on-bureaucracy, and *G*uard against irrationality.




From this starting point, the company advanced into the formation of a new corporate culture to ensure the future of SHIN Group. This new corporate culture is called "Triple I".

Individual talent

We recognize that the success of the organization is built on the recognition, encouragement, development, empowerment, and reward of individual talent. We provide the opportunity for extraordinary people to achieve extraordinary things.

Idea generation

We believe that a great idea is always a great idea whoever and wherever it comes from. We are open and honest in expressing, receiving, and assessing ideas from and to all levels and areas of the organization. We judge ideas not people.

Infinite change

We believe that change is the mechanism that allows our extraordinary people to implement their great ideas. We welcome change as the opportunity to celebrate our talent and creativity in achieving our vision.

The Triple I will be implemented from management levels on down, to enable management to act as role models for workers at all levels. We are confident that this new corporate culture will be the linchpin to sharing corporate vision, leading to global recognition of Shin Corporation Public Company Limited as Thailand's most successful company, with broad-based businesses using the most advanced technology, strongly experienced management, and a highly capable workforce that is intimately involved in corporate strategy.

(Bhanapot Damapong
Chairman of the Board

(Boonklee Plangsiri)
Chairman of the Group Executive Committee

Directors and Management Team



Mr. Bhanapot Damapong

Age	55
Title	Chairman of the Board of Directors
Shareholding*	13.70%
Relationship with Management	None
Highest Education	MA in Sociology, Texas Southern State University, Texas, USA
Governance Training (e.g. DCP and DAP of IOD) and Other Training	-

Work Experience Over Past 5 Years

1995 - Present	Chairman of the Board of Directors, Shin Corporation PLC

Illegal Record in the past 10 years None



Mr. Olarn Chaipravat, Ph.D.

Age	59
Title	Vice Chairman of the Board of Director and Chairman of the Audit Committee
Shareholding*	None
Relationship with Management	None
Highest Education	Ph.D. in Economics, Massachusetts Institute of Technology (MIT), USA
Governance Training (e.g. DCP and DAP of IOD) and Other Training	DAP Directors Accreditation Program Class 4/2003

Work Experience Over Past 5 Years

2001 - Present	Vice Chairman of the Board of director and Chairman of the Audit Committee, Shin Corporation PLC Council Member, Shinawatra University
1998 - 2001	Director, Siam Commercial Bank PLC
1992 - 1998	President, Siam Commercial Bank PLC

Illegal Record in the past 10 years None

* Includes holdings by spouse and minor children as of December 31, 2004 .



Mr. Virach Aphimeteetamrong, Ph.D.

Age	61
Title	Director and Member of the Audit Committee
Shareholding*	None
Relationship with Management	None
Highest Education	Ph.D. in Finance, University of Illinois, USA
Governance Training (e.g. DCP and DAP of IOD) and Other Training	DAP Directors Accreditation Program Class 2/2003

Work Experience Over Past 5 Years

Present	Director and Member of the Audit Committee, Shin Corporation PLC
	Chairman, Dr. Virach and Associates Public Accounting Firm
1999 - 2003	Dean Faculty of Commerce and Accountancy, Chulalongkorn University
	Director and Chairman of the Audit Committee, Asia Plus Securities PLC
	Director, Supalai PLC
	Director and Chairman of the Audit Committee, Metro Systems Corporation PLC
	Director and Chairman of the Audit Committee, Bangkok Chain Hospital PLC

Illegal Record in the past 10 years: None



Mr. Vithit Leenutapong

Age	49
Title	Director and Member of the Audit Committee
Shareholding*	None
Relationship with Management	None
Highest Education	MBA, University of Southern California, USA
Governance Training (e.g. DCP and DAP of IOD) and Other Training	DCP Directors Certification Program Class 16/2002

Work Experience Over Past 5 Years

2001 - Present	Director and Member of the Audit Committee, Shin Corporation PLC
2002 - 2004	Director, Airports of Thailand PLC
	Vice Chairman, Yontrakit Group
	Executive Director, Thai Yarnyon Co., Ltd.
2001	Executive Director, Thai Airways International PLC
1995 - 2000	Director and Member of the Audit Committee, Advanced Info Service PLC
1996 - 1997	Director, Expressway and Rapid Transit Authority of Thailand

Illegal Record in the past 10 years: None

* Includes holdings by spouse and minor children as of December 31, 2004.



Mr. Surasak Vajasit

Age	51
Title	Director and Independent Director
Shareholding*	None
Relationship with Management	None
Highest Education	Barrister-at-law, Lincoln's Inn
Governance Training (e.g. DCP and DAP of IOD) and Other Training	DAP Directors Accreditation Program Class 29/2004

Work Experience Over Past 5 Years

2004 - Present	Director and Independent Director, Shin Corporation PLC
2003 - 2004	Member of the Executive Committee, Freshfields Bruckhaus Deringer (Bangkok Lawyers) Judge the Buri Ram, Phetchabun and Bangkok Province Course

Illegal Record in the past 10 years None



Mr. Boonklee Plangsiri

Age	53
Title	Director and Chairman of the Group Executive Committee
Shareholding*	0.045%
Relationship with Management	None
Highest Education	MA in Computer Engineering, University of Illinois (Urbana Champaign), USA
Governance Training (e.g. DCP and DAP of IOD) and Other Training	-

Work Experience Over Past 5 Years

2004 - Present	Director, CS LoxInfo PLC
2001 - Present	Chairman of the Board of Director, ITV PLC
2001 - 2002	Chairman of the Executive Committee,ITV PLC
1999 - Present	Chairman of the Group Executive Committee, Shin Corporation PLC
1997 - Present	Director of Shin Corporation PLC, Advanced Info Service PLC, and Shin Satellite PLC
1997 - 2000	Member of the Executive Committee of Shin Corporation PLC, Advanced Info Service PLC, and Shin Satellite PLC

Illegal Record in the past 10 years None

* Includes holdings by spouse and minor children as of December 31, 2004 .



Mr. Niwattumrong Boonsongpaisan

Age 56

Title Director, Group Vice Chairman of the Group Executive Committee and Chairman of the Executive Committee-Media and Advertising Business

Shareholding* 0.007%

Relationship with Management None

Highest Education Master Degree (course work) in Computer Sciences, Chulalongkorn University
Bachelor's Degree in Education, Srinakarintrawirot University

Governance Training (e.g. DCP and DAP of IOD) and Other Training DCP Directors Certification Program Class 38/2003

Work Experience Over Past 5 Years

2002 - Present	Director and Chairman of the Executive Committee, ITV PLC
2001 - 2002	Director and Vice Chairman of the Executive Committee, ITV PLC
2001 - Present	Director and Member of the Executive Committee, Shin Corporation PLC
2000 - Present	Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC
1995 - Present	Chairman of the Executive Committee - Media and Advertising Business, Shin Corporation PLC

Illegal Record in the past 10 years None



Mr. Arak Chonlatanon

Age 54

Title Director, Member of the Executive Committee and Chairman of the Executive Committee - E-Business & Other

Shareholding* 0.013%

Relationship with Management None

Highest Education Electronic Engineering, Chulalongkorn University

Governance Training (e.g. DCP and DAP of IOD) and Other Training -

Work Experience Over Past 5 Years

2001 - Present	Director, Shin Corporation PLC
2000 - Present	Chairman of the Executive Committee-E-Business & Other, Shin Corporation PLC
2000 - 2002	Member of the Executive Committee, Advanced Info Service PLC
1998 - Present	Member of the Executive Committee, Shin Corporation PLC

Illegal Record in the past 10 years None



Mrs. Siripen Sitasuwan

Age 56

Title Director, Member of the Executive Committee and President

Shareholding* 0.030%

Relationship with Management None

Highest Education MBA, Wichita State University, Wichita, Kansas, USA

Governance Training (e.g. DCP and DAP of IOD) and Other Training DCP Directors Certification Program Class 33/2003

Work Experience Over Past 5 Years

2004 - Present	Director and Member of the Executive Committee, CS LoxInfo PLC
2001 - Present	Director and Member of the Executive Committee, ITV PLC
2000 - Present	President and Group Chief Finance Officer, Shin Corporation PLC
1998 - Present	Director and Member of the Executive Committee, Shin Corporation PLC, Advanced Info Service PLC, and Shin Satellite PLC
1998 - 2000	Chief Finance Officer, Shin Corporation PLC

Illegal Record in the past 10 years None

* Includes holdings by spouse and minor children as of December 31, 2004.





Mr. Somprasong Boonyachai

Age	49
Title	Group Vice Chairman of the Group Executive Committee and Chairman of the Executive Committee Wireless Communications Business
Shareholding*	0.007%
Relationship with Management	None
Highest Education	Master of Engineering, Asian Institute of Technology (AIT)
Governance Training (e.g. DCP and DAP of IOD) and Other Training	-

Work Experience Over Past 5 Years

2004 - Present	Director and Member of the Executive Committee, ITV PLC and CS Loxinfo PLC
2000 - Present	Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC Member of the Executive Committee, Shin Corporation PLC
1999 - Present	Chairman of the Executive Committee - Wireless Communications, Shin Corporation PLC

Illegal Record in the past 10 years None

Mr. Dumrong Kasemset, Ph.D.

Age	50
Title	Group Vice Chairman of the Group Executive Committee and Chairman of the Executive, Committee-Satellite and International Business
Shareholding*	0.025%
Relationship with Management	None
Highest Education	Ph.D. in Electrical Engineering, Massachusetts Institute of Technology, USA
Governance Training (e.g. DCP and DAP of IOD) and Other Training	DAP Directors Accreditation Program Class 2/2003

Work Experience Over Past 5 Years

2004 - Present	Director and Chairman of the Executive Committee, CS LoxInfo PLC Member of the Executive Committee, ITV PLC
2000 - Present	Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC Member of the Executive Committee, Advanced Info Service PLC
1999 - Present	Director and Member of the Executive Committee, Shin Satellite PLC
1997 - Present	Chairman of the Executive Committee - Satellite Communications and International Business, Shin Corporation PLC
1994 - 2000	President, Shinawatra Satellite PLC

Illegal Record in the past 10 years None



Mr. Anek Pana-apichon

Age	39
Title	Vice President-Finance & Accounting
Shareholding*	0.005%
Relationship with Management	None
Highest Education	MBA, Chulalongkorn University
Governance Training (e.g. DCP and DAP of IOD) and Other Training	-

Work Experience Over Past 5 Years

2004 - Present	Vice President - Finance & Accounting, Shin corporation PLC
2003 - 2004	Comptroller, Shin Corporation PLC
2000 - 2002	Assistant Vice President - Accounting , Shin Corporation PLC
1992 - 1999	Finance & Accounting Director, Shinawatra Directories Co., Ltd.

Illegal Record in the past 10 years None

* Includes holdings by spouse and minor children as of December 31, 2004 .



Audit Committee Report

To the Shareholders of Shin Corporation Public Company Limited

The Audit Committee of Shin Corporation Public Company Limited (the Company) consists of three independent directors: Mr. Olarn Chaipravat, Ph.D. as the Chairman of the Audit Committee, Mr. Virach Aphimeteetamrong, Ph.D., and Mr. Vithit Leenutapong. All the members are independent and have all the qualifications as required by the Stock Exchange of Thailand's regulations. Mr. Olarn Chaipravat, Ph.D. and Mr. Vithit Leenutapong have extensive knowledge and experience in the field of Finance and Investment while Mr. Virach Aphimeteetamrong is an expert in Accounting and Auditing. The Audit Committee is authorized to perform its duties, and accountable to the Board of Directors as set forth in the Audit Committee Charter. (Details can be found in the Corporate Governance section of this annual report and on the Company's web site at www.shincorp.com).

In 2004, the Audit Committee independently performed its duties according to the Audit Committee Charter. The Audit Committee conducted six (6) meetings with the management, the Company's external auditors, and the Head of Internal Audit. The significant duties can be summarized as follows:

Financial Reporting

The Committee had conducted a review with the management and the Company's external auditors on the Company's quarterly and yearly financial statements and consolidated financial statements for the year 2004. The Management has the primary responsibility for the preparation of financial statements and the reporting process. The external auditors are responsible for expressing an opinion on the Company's audited financial statements. Based on the review, the Audit Committee believes that the Company's financial reports are presented fairly, in all material respects, and adequately disclosed in conformity with generally accepted accounting principles.

Connected and Related Party Transactions

The Audit Committee had considered and reviewed connected transactions between the Company and its subsidiaries as required by the Stock Exchange of Thailand. Based on the review, the Audit Committee recommended to the Board of Directors that those transactions were executed pursuant to normal business practice and in the best interests of the company.

The Audit Committee had also reviewed the disclosure of connected and related party transactions among the Company and its group, and found that such information was adequately and correctly disclosed.

Appointment of the External Auditors

The Audit Committee had selected auditors from PricewaterhouseCoopers ABAS Limited as the Company's external auditors and fixed the audit fee for the year 2004 for proposal at the Board of Directors' Meeting and the Shareholders' Meeting. The Committee had reviewed the external auditors' independence and set the terms of services for each auditor pursuant to the guidelines of the Office of the Securities and Exchange Commission of Thailand; during the past year the external auditors have not provided any non-audit consulting services to the Company that may have impaired the external auditor's independence to express his opinion over the Company's financial statements.

The Audit Committee had conducted a meeting with the external auditors without the presence of the management to consider the risk-based external audit plan and financial control that the external auditors had recommended.

Internal Control, Risk Management, and Internal Auditing

The Audit Committee had reviewed and evaluated the Company's internal control system, which consisted of management control, financial control, and compliance control, based on guidelines from the Office of the Securities and Exchange Commission. In addition, the Audit Committee had reviewed the risk management policy, progress, and status of the risk management plan as proposed by the Risk Management Committee of the company. Based on the review, the Company's systems of internal control and risk management are adequate and functioning effectively.

The Audit Committee had conducted meetings with the Head of Internal Audit in separate sessions to review independence, scope of works and risk-based annual audit plans. In addition, the Audit Committee had reviewed the internal audit results and the progress of the audit performed on a quarterly basis. Based on the review, the system of internal auditing of the Company is adequate and effective.

Compliance with Laws and Regulations

The Audit Committee conducted a review to ensure that the Company is in compliance with the related laws and regulations by assigning the internal audit to carry out the compliance audit, and assigning the Compliance and Legal Departments to summarize the compliance status report and update the Audit Committee on any major changes of related regulations. Based on the review, the Audit Committee believes that the Company had performed in accordance with related laws and regulations without material flaw.

Audit Committee Self-Assessment

The Audit Committee had reviewed and evaluated its performance (self-assessment) by benchmarking with the Audit Committee Charter and Good Practices. The evaluation results are satisfactory and the Audit Committee had submitted a proposal to the Board of Directors for approval of the amendment to the Audit Committee Charter in order to be more in line with good audit committee practices.

O. Chaipravat.

Mr. Olarn Chaipravat, Ph.D.
Chairman of the Audit Committee
Shin Corporation Public Company Limited
February 18, 2005

Investment Structure of Shin Corporation Public Company Limited

SHIN CORPORATON PLC

Advanced Info Service PLC 2)
Registered Capital 5,000 Mil. Baht
Paid-up Capital 2,945.44 Mil. Baht 42.90%

- Mobile from Advanced Co., Ltd. — Registered and Paid-up Capital 240 Mil. Baht — 99.99%
- Advanced Datanetwork Communication Co., Ltd. — Registered and Paid-up Capital 957.52 Mil. Baht — 51.00%
- Data Network Solutions Co., Ltd. — Registered and Paid up Capital 1 Mil. Baht — 49.00%
- Digital Phone Co., Ltd. — Registered and Paid-up Capital 14,621 Mil. Baht — 98.55%
- Advanced Contact Center Co., Ltd. — Registered and Paid-up Capital 272 Mil. Baht — 99.99%
- Data Line Thai Co., Ltd. — Registered and Paid up Capital 15 Mil. Baht — 65.00%

Shin Satellite PLC 2)
Registered Capital 5,568.47 Mil. Baht
Paid-up Capital 4,385.97 Mil. Baht 51.40%

- Shin Broadband Internet (Thailand) Co., Ltd. — Registered and Paid-up Capital 947.23 Mil. Baht — 99.99%
  - **CS LoxInfo PLC** 2) — Registered Capital 630.98 Mil. Baht — Paid-up Capital 625.00 Mil. Baht — 40.02%
    - Loxley Information Service Co., Ltd. — Registered and Paid-up Capital 260.10 Mil. Baht — 94.19%
    - Teleinfo Media Co., Ltd. — Registered and Paid-up Capital 694.13 Mil. Baht — 63.25%
    - C.S. Loxinfo Solution Co., Ltd. — Registered and Paid-up Capital 5 Mil. Baht — 44.99%
- Shenington Investments Pte Ltd. 1) — Registered Capital 15 Mil. SGD — Paid-up Capital 14.66 Mil. SGD — 100%
  - Cambodia Shinawatra Co., Ltd. — Registered and Paid-up Capital 17 Mil. USD — 100%
  - Lao Telecommunication Co., Ltd. — Registered and Paid-up Capital 96.84 Mil. USD — 49.00%
- IPSTAR Co., Ltd. — Registered Capital 2 Mil. USD — Paid-up Capital 0.02 Mil. USD — 98.88%
  - IPSTAR Australia Pty Ltd. — Registered and Paid-up Capital 0.1 Mil. AUD — 100%
  - IPSTAR New Zealand Ltd. — Registered and Paid-up Capital 0.5 Mil. NZD — 100%
  - IPSTAR Do Brasil — Registered Capital 0.10 Mil. USD — Paid-up Capital 0.01 Mil. USD — 100%
- Star Nucleus Co., Ltd. — Registered Capital 0.05 Mil. USD — 70.00%
- SPACECODE LLC. — 70.00%

(As of January 31, 2005)


gistered Capital 5,000 Mil. Baht
id-up Capital 2,953.68 Mil. Baht
1), 2)
ITV PLC 2)
Registered Capital 7,800 Mil. Baht
Paid-up Capital 6,023.71 Mil. Baht 53.01%
Artware Media Co., Ltd.
Registered and Paid-up Capital
20 Mil. Baht 99.99%
SC Matchbox Co., Ltd.
Registered and Paid-up Capital
9 Mil. Baht 99.96%
Thai AirAsia Co., Ltd.
Registered and Paid-up Capital
400 Mil. Baht 50.00%
Capital OK Co., Ltd.
Registered and Paid-up Capital
1,000 Mil. Baht 60.00%
Payment Solution Co., Ltd.
Registered Capital 200 Mil. Baht
Paid-up Capital 50 Mil. Baht 99.99%
Professional Collection Co., Ltd.
Registered Capital 20 Mil. Baht
Paid-up Capital 10 Mil. Baht 99.99%
I.T. Applications and Services Co., Ltd.
Registered and Paid-up Capital
10 Mil. Baht 99.99%
Shinawatra Information Technology Co., Ltd.
Registered and Paid-up Capital
100 Mil. Baht 99.99%
AD Venture Co., Ltd.
Registered and Paid-up Capital
550 Mil. Baht 90.91%
Shineedotcom Co., Ltd.
Registered and Paid-up Capital
190 Mil. Baht 70.00%
ArcCyber Co., Ltd.
Registered and Paid-up Capital
315 Mil. Baht 47.50%
Merry International Investment Corp. 1)
Registered Capital 100,000 USD
Paid-up Capital 1 USD 100%

1) Holding Company
2) Listed Company on the Stock Exchange of Thailand

The Year's Milestones

In 2004, SHIN entered into joint ventures with partners in two new business areas: a budget airline engaging in business under the name "Thai AirAsia" and consumer finance.

Thai AirAsia Co., Ltd. is a joint venture between SHIN and AirAsia Sdn Bhd from Malaysia. The company started operations in February 2004. With six aircraft servicing twelve routes and eleven destinations, the company marked a high of approximately 1.2 million passengers at end-2004, after only eleven months of operation. At the end of 2004, Thai AirAsia serves seven domestic destinations: Chiang Mai, Chiang Rai, Udon Thani, Khon Kaen, Ubon Ratchathani, Phuket, and Hadyai, and five international routes: Singapore (from Bangkok and from Phuket), Penang, Macau, and Kota Kinabalu.

Capital OK Co., Ltd. is a joint venture between SHIN and DBS Bank Singapore, providing consumer finance service. The company opened its doors in August 2004 offering its first product, "Personal Loans", followed by "Sales Finance". The most recent service, "Credit Cards" was introduced in January 2005. At present, the company has achieved a customer base of over 100,000 and a portfolio size of Baht 1.8 billion.

SHIN Group's core business continues to grow and develope. In its telecommunication business, flagship AIS achieved a subscriber base of over 15 million in 2004, adding 1.9 million subscribers during the year, made possible by a variety of new value-added services such as "calling melody", and consumer-pleasing promotional packages such as "Sawasdee", and "Freedom Choices" that offer consumers a smorgasbord of prices and services.The growth is attributed to the company's emphasis on customer care and exceptional service through its extensive network.

The satellite and international businesses are working up into the next step with the soon to launch of the IPSTAR-1 satellite, which is expected to launch in 2005. All testing has progressed smoothly with the testing of antennas and solar arrays, mechanical allignment and quality (called the Compact Antenna Range Test : CART) completed in 2004; SATTEL has readied its customers, completing the setup of first-generation gateways in several countries such as Thailand, Myanmar, Taiwan, Australia, India, China, and Laos PDR. Using conventional satellites, SATTEL is already providing service in several countries such as Thailand, Laos PDR, China, Myanmar and Australia. The company is now in the process of installing the second-generation gateways in certain countries such as Thailand, India, Australia, and New Zealand.

On the Internet business side, CS Loxinfo PLC (CSL), an Internet service provider, gained listing on the Stock Exchange of Thailand on April 8, 2004. It acquired TMC, a yellow pages printing and distributing company, taking 63.25 percent ownership by purchasing 38.25 percent from SHIN, and 25 percent from SingTel Interactive Pte Ltd. With the purchase of TMC, CSL plans to build synergy by combining their related businesses of creating value-added services from the combination of two strong customer databases.

In the media and advertising businesses, ITV underwent a major change in its programming to become more competitive for television advertising budgets. The restructuring added wider variety of entertainment to the existing core programming of news and documentaries. The change has met with viewer acclaim, increasing ITV's popularity throughout the country. The presentation style of the morning news was modified, with a more extended news program during midday, plus the addition of Hot Sports during ITV Hot News. It remains strongly grounded in its concept of social contribution by setting up a help center for victims affected by the tsunami and a receiving center for those who wish to donate either goods or money for the disaster relief fund. ITV was on the scene and broadcasting constantly to keep the country informed. These changes resulted in a rise in its share of advertising spending from 14 percent to 16 percent and audience share increased from 8 percent to 12 percent. The TV ratings, especially during prime time (18.00-22.30), jumped from the average of 1.38 in 2003 to 2.82 in 2004. More importantly, ITV's ranking in the industry shifted from fifth place to third.

"SHIN CORPORATION"

A socially responsible organization providing the best for Thai society and its citizens.

- In 2004, His Majesty the King graciously bestowed upon Shin Corporation Public Company Limited the honor of the Garuda emblem, the highest honor to be bestowed on businesses. The company feels extremely honored by this, as this emblem represents business integrity, particularly in transactions with the royal household. It is especially meaningful as a symbol of loyalty and love for His Majesty the King that is central to the Thai people wherever they may be found.

For the past 21 years, Shin Corporation's business operations have placed great emphasis on the creation of benefit to society, furthering this with social activities under the concept "Strong Thai, Strong Nation." We believe that the key to a strong Thai citizenry is based on three facets: education, youth, and family. If people are well-educated, able to make a satisfactory living, and have a loving and warm family environment, society will be strong and the country will be able to sustain economic and social progress.

The company has undertaken several projects in conjunction with this concept, including "Camp-Sanook-Kid-Kub-Shincorp", a program that encourages young people to think "out of the box", and let their imaginations explore in creative and productive ways. Other projects include educational programs and scholarships for the poor and the disadvantaged people, a program called "Sarn-Rak, Kon-Keng-Hua-Jai-Krang" that encourages loving family relationships. It also has an ongoing projects which involved with rescuing victims from various crisis.

"Camp-Sanook-Kid-Kub-Shincorp" is an ongoing social project to encourage youth to think both systematically and creatively and to use their imaginations by way of scientific thinking processes and workshops. The program also encourages the participants to make use of their knowledge for personal as well for the community and national development. Organized in 2001, the project has involved over 2,000 secondary school students in grades 10 and 11 from all 76 provinces. Towards realization of the goal of educational equality, the company organized "Camp-Sanook-Kid-Kub-Shincorp" at the regional levels to open the door to opportunity for youth in remote areas throughout the country. This project now covers not just in Bangkok, but also in the northern, northeastern, and southern provinces as well. Experts in various walks of life are invited to talk and share their ideas with the young people in each region, fostering creative learning processes in a happy environment, preparing participants to take their places as responsible adults in the Thai society.

The success of these activities can be measured by the number of interested young people who have submitted their projects arising out of their own creativity and knowledge to the "Shincamp Project" contest. Over the past four years, many winners of the contest have applied the winning ideas to real life to benefit their neighborhoods.

The company organized a seminar, "Towards a Knowledge-Based Society, Experience Builds Knowledge," inviting to those who are interested to attend. This seminar focused on sharing experiences, new knowledge in management, marketing, finance, risk management, and human resource management, and it was hosted by experts in the respective areas from both inside and outside of SHIN Group. The seminar highlighted the building of a knowledge-based society beneficial to the government and private sectors, individuals, entrepreneurs, students, and all citizens.

The company cooperated with the Phahonyothin community to organize a special event to pay homage to Their Majesties the King and the Queen. In collaboration with over 1,000 people from the community and the private and government agencies, the event included blood donations, street cleaning, improvement of traffic areas and public places, decorative lights, and alms giving.

The tsunami that hit the six southern provinces brought dramatic losses and casualties among Thais and foreigners. Shin Corporation immediately marshaled all of its resources to answer the urgent needs, coordinating with the government and the private sector in various activities, including building homes for the victims. Camp-Sanook-Kid-Kub-Shincorp traveled to the south to help organize recreational activities for the affected young people, victims, and rescue teams. Advanced Info Service PLC donated Baht 120 million plus bags of supplies. Shin Satellite PLC set up a broadband Internet service to provide satellite long-distance phone service for Thai and foreign victims. Thai AirAsia Co., Ltd. provided free courier services for victims and donated goods. The television station, ITV, set up a coordination center for donations of funds, clothing, and other supplies through the program, "Ruam-Mue-Ruam-Jai."

The company is constantly aware of its role as being part of the Thai society, and feels strongly that it is vital to help society to the fullest extent possible. A special focus of SHIN Group is the role played by education. We strongly believe that well-educated young people living in a warm family environment will be able to play a pivotal role in developing the country and ensuring sustainable growth in the future. This core belief is reflected in our slogan, "Strong Thai, Strong Nation".

General Information of the Company, Subsidiaries, and Associated Companies

Shin Corporation PLC

Registration No.	Bor Mor Jor 58
Head Office	414 Phaholyothin Road, Samsennai Phayathai, Bangkok Tel : (662) 299-5000 Fax : (662) 271-1058
Home Page	www.shincorp.com
Nature of Business	Telecom and media investment and asset management company
Registered Capital (Shares)	5,000,000,000
Paid Up Capital (Shares)	2,953,632,089
Par Value (Baht)	1
Paid Up Capital (Baht)	2,953,632,089

Advanced Info Service PLC

Registration No.	Bor Mor Jor 59
Head Office	414 Phaholyothin Road Samsennai, Phayathai, Bangkok Tel : (662) 299-5000 Fax : (662) 299-5719
Branch Office	1291/1 Phaholyothin Road Samsennai, Phayathai, Bangkok Tel : (662) 299-6000 Fax : (662) 299-6005
Home Page	www.ais.co.th
Nature of Business	Mobile phone service provider on 900 MHz frequency
Registered Capital (Shares)	5,000,000,000
Paid Up Capital (Shares)	2,945,440,821
Par Value (Baht)	1
Paid Up Capital (Baht)	2,945,440,821
Percent of Investment (%)	42.90

As of January 31, 2005

Shin Satellite PLC

Registration No.	Bor Mor Jor 163
Head Office	414 Phaholyothin Road Samsennai, Phayathai, Bangkok Tel : (662) 299-5000 Fax : (662) 299-5224
Branch Office	41/103 Rattanathibet Road Muang, Nonthaburi Tel : (662) 591-0736 Fax : (662) 591-0705
Home Page	www.thaicom.net
Nature of Business	Service provider of telecommunications via satellite
Registered Capital (Shares)	1,113,694,400
Paid Up Capital (Shares)	877,193,600
Par Value (Baht)	5
Paid Up Capital (Baht)	4,385,968,000
Percent of Investment (%)	51.40

ITV PLC

Registration No.	Bor Mor Jor 647
Head Office	1010, 13th Floor, Shinawatra Tower 3 Viphawadee-Rangsit Road Chatuchak, Chatuchak, Bangkok Tel : (662) 791-1000 Fax : (662) 791-1010
Home Page	www.itv.co.th
Nature of Business	Operator of ITV television station
Registered Capital (Shares)	1,560,000,000
Paid Up Capital (Shares)	1,204,742,700
Par Value (Baht)	5
Paid Up Capital (Baht)	6,023,713,500
Percent of Investment (%)	53.01

As of January 31, 2005

AD Venture Co., Ltd.	Head Office	408/65,16th Floor, Phaholyothin Place, Phaholyothin Road Samsennai, Phayathai, Bangkok Tel : (662) 619-1123 Fax : (662) 619-0311
	Nature of Business	Provider of Internet solutions, e-commerce, content, and other Internet-related services
	Registered Capital (Shares)	55,000,000
	Paid Up Capital (Shares)	55,000,000
	Par Value (Baht)	10
	Paid Up Capital (Baht)	550,000,000
	Percent of Investment (%)	90.91

SC Matchbox Co., Ltd.	Head Office	414 Phaholyothin Road Samsennai, Phayathai, Bangkok Tel : (662) 299-5000 Fax : (662) 299-5624
	Home Page	www.scmatchbox.com
	Nature of Business	Full-service advertising agency
	Registered Capital (Shares)	900,000
	Paid Up Capital (Shares)	900,000
	Par Value (Baht)	10
	Paid Up Capital (Baht)	9,000,000
	Percent of Investment (%)	99.96

IT Application and Service Co., Ltd.	Head Office	388, 3rd Floor, SP Tower, Phaholyothin Road Samsennai, Phayathai, Bangkok Tel : (662) 273-0760 Fax : (662) 273-0191
	Nature of Business	Provider of computer software and applications
	Registered Capital (Shares)	1,000,000
	Paid Up Capital (Shares)	1,000,000
	Par Value (Baht)	10
	Paid Up Capital (Baht)	10,000,000
	Percent of Investment (%)	99.99

As of January 31, 2005

Thai AirAsia Co., Ltd.

Head Office	3300/98-99, 18th Floor, B Tower Elephant Building, Phaholyothin Road Ladyao, Chatuchak, Bangkok Tel : (662) 515-9999 Fax : (662) 791-4546
Home Page	www.airasia.com
Nature of Business	To carry on budget airline business
Registered Capital (Shares)	40,000,000
Paid Up Capital (Shares)	40,000,000
Par Value (Baht)	10
Paid Up Capital (Baht)	400,000,000
Percent of Investment (%)	50.00

Capital OK Co., Ltd.

Head Office	1010 Shiawatra Tower 3, Phaholyothin Road Chatuchak, Chatuchak, Bangkok Tel : (662) 713-3999 Fax : (662) 793-3970
Nature of Business	To carry on consumer finance business
Registered Capital (Shares)	10,000,000
Paid Up Capital (Shares)	10,000,000
Par Value (Baht)	100
Paid Up Capital (Baht)	1,000,000,000
Percent of Investment (%)	60.00

Merry International Investment Corp.

Head Office	4th Floor, Li Wan Po House, 12 Remy Ollier Street, Port Louis, Republic of Mauritius
Contact Address	414 Phaholyothin Road Samsennai, Phayathai, Bangkok Tel : (662) 299-5000 Fax : (662) 299-5224
Nature of Business	Holding company
Registered Capital (Shares)	100,000
Paid Up Capital (Shares)	1
Par Value (USD)	1
Paid Up Capital (USD)	1
Percent of Investment (%)	100.00

As of January 31, 2005

Reference Persons

The Securities Registrar	Thailand Securities Depository Company Limited 62 The Stock Exchange of Thailand Building 4th ,6th ,7th Floor, Rachadapisek Road, Klongtoey, Bangkok Tel : (662) 229-2800 Fax : (662) 359-1262-3 Home Page : www.tsd.co.th
Auditor	Mr. Prasan Chuapanich Certified Public Accountant Registration Number 3051 PricewaterhouseCoopers ABAS Ltd. 15th Floor, Bangkok City Tower, 179/74-80 South Sathorn Road Yannawa, Bangkok, 10120 Tel : (662) 286-9999, (662) 344-1000 Fax : (662) 286-5050

Major Shareholders

Name	No. of Shares	Percent of Invesment
1. Shinawatra Family and Damapong Family *	1,158,540,120	39.28
2. UBS AG, Singapore Branch+PB Securities Client Custody	253,239,470	8.58
3. UBS AG, Singapore Branch	100,094,000	3.39
4. American International Assurance Company Limited - DI - Life	68,453,500	2.32
5. HSBC (Singapore) Nominees Pte Ltd.	58,798,200	1.99
6. Thai NVDR Co., Ltd.	49,727,216	1.69
7. Singapore Telecom International Pte Ltd.	44,693,100	1.52
8. UBS AG, Singapore Branch A/C A	36,642,130	1.24
9. Government Pension Fund	32,646,500	1.11
10. Social Security Office	28,321,600	0.96
11. State Street Bank and Trust Company	28,072,135	0.95
12. Chase Nominees Limited 42	27,956,820	0.95
Total	**1,887,184,791**	**63.98**

Source : Major Shareholders' report as of August 30, 2004 prepared by Thailand Securities Depository Co., Ltd.

* Comprises

Name	Shares	Percent of Investment
1. Ms. Pintongta Shinawatra	440,000,000	14.92
2. Mr. Bhanapot Damapong	404,430,300	13.71
3. Mr. Phantongtae Shinawatra	293,950,220	9.96
4. Ms. Yingluck Shinawatra	20,000,000	0.68
5. Mrs. Busaba Damapong	159,600	0.01
Total	**1,158,540,120**	**39.28**

Nature of Business

Wireless Communications Business

Advanced Info Service Public Company Limited (AIS) and its subsidiaries' core business involves the operation of a mobile phone network on two bands plus the distribution of mobile handsets and accessories, as described below :

- AIS operates on the 900 MHz frequency under a 20-year-Build-Transfer-Operate (BTO) concession granted by the Telephone Organization of Thailand (TOT) in 1990. In 1996, the concession was extended to a period of 25 years ending 2015.
- Subsidiary Digital Phone Co.,Ltd. (DPC) provides service on the 1800 MHz frequency under a 16-year BTO concession granted by the Communications Authority of Thailand (CAT) in 1990. The concession expires in 2013.

The BTO concession agreements require AIS and DPC to build up a cellular network, transfer the assets to the respective concession provider, and then operate the system, with each responsible for sharing revenues with its concession provider. The contract sets out revenue sharing as a percentage of total annual revenue or a stated minimum, whichever is higher. At this point, AIS is required to pay 25% of its revenue from its postpaid service and 20% of revenue gained from its prepaid service to TOT and the government (in the form of excise tax). DPC also pays 20% of its revenue to CAT and the government (in the form of excise tax).

Products and Services

As a mobile communications service provider, AIS has a broad service portfolio in 2004 encompassing four services:

- Postpaid subscription
- Prepaid subscription
- Wireless/Non-voice communications
- Enterprise business

Within each service category, a variety of services have been packaged in different combinations in a bid to serve the differing needs and requirements of customers with their unique lifestyles.

Postpaid Subscription Service

Postpaid service is a contractual cellular phone subscription service for which customers are required to register. On a monthly basis, they are billed for the monthly service charge plus airtime and other wireless/non-voice usage. There is an extensive network of payment channels throughout the country, including direct payment via bank Internet sites, ATMs, AIS branches, Telewiz (AIS' sole distribution channel), and other modern trade centers. Postpaid services are provided under two brand names, "GSM Advance Evolution" and "GSM 1800".

Prepaid Subscription Service

Prepaid services are offered as "One-2-Call!" The selling point for "One-2-Call!" is "Freedom," appealing to user segments that enjoy the freedom of pay-as-you-go telephone usage, particularly to the young age group and those whose usage is on the low side. With "One-2-Call!", user does not need to register for the service, and there is no monthly service fee. Users can refill their prepaid card conveniently at many store locations. In 2004, "Sawasdee", a new prepaid package was launched under "One-2-Call!", and was an immediate hit. It was positioned to tap into the minimal use segment with a new low monthly charge of Baht 150, which is half the low end of the "Freedom Freestyle" program that ranged from Baht 300-600. "Sawasdee" has been especially popular in the suburbs with those who require basic voice communication, and also prefer to have a mobile phone just for security reason.

Wireless/Non-voice Communications Service

AIS' wireless/non-voice communications services are provided under the brand name, "mobileLIFE". In 2004, the service platform for these services was further enhanced. The "mobileLIFE" WAP portal, initiated in 2003, was re-evaluated and repositioned as a sort of virtual shopping plaza called "mobileLIFE Plaza". The "mobileLIFE Plaza" functions as a centralized, single-location access to various non-voice/wireless services and contents, meaning that customers with appropriate handsets or devices are only one click away from a wide variety of services and content. The "mobileLIFE Plaza" is divided into six areas: "funLIFE", "LIFEstyle", "sportLIFE", "bizLIFE", "LIFEinfo", and "LIFEconnect". The categories are represented by "mGANG," consisting of six cartoon characters : X, Molly, Ken, Kris, Doc, and Booboo, where one member for each category symbolize the specific services.

Enterprise Business Service

During 2004, AIS' enterprise business services were provided under the brand name, "AIS Smart Solution", which aimed specifically at the corporate and small and medium-sized enterprise (SME) segments. "AIS Smart Solution" integrates a range of services tailored to each individual business operation. Because enterprise needs for wireless communications vary across the industry, AIS is committed to developing the most appropriate blend of services that not only increase business productivity, but also promote cost efficiency.

Industry Outlook and Competition

The "Creative Growth" phase continued for the majority of 2004. Working up different packages to attract different behavioral and lifestyle segments. Thai mobile phone operators competed to offer the most creative, innovative packages to attract subscribers to their networks. The campaigns were instead geared toward making mobile phone subscription more affordable or more attractive to the new, untapped, low-usage segments with low or variable monthly incomes. Tariff segmentation continues to provide subscribers with more options in terms of tariff plans that best fit their income and their usage pattern. Considering a positive development in the industry as a whole, this type of packaging allowed operators to expand subscriber bases without eroding margins. However, towards the end of the year, a certain level of price competition began to rise. Hoping to entice subscribers to their networks, some operators competed via lowering call charges on a per-minute basis. Despite the intensity of the price competition, it was not severe when compared to 2002 when operators were extremely aggressive in pricing strategies and engaged in substantial airtime and handset subsidies.

The industry saw subscriber growth of an estimated 20 percent in 2004, which is an expansion of subscribers by 4.4 million to end the year with 26.5 million subscribers that is equivalent to a market penetration rate of 41 percent. The two major operators. AIS and Total Access Communications (TAC), continued to dominate the market with their active subscriber bases totaling 87 percent of all subscribers.

On the regulatory front, one major development leading to industry liberalization took place with the establishment of the National Telecommunications Commission (NTC) in August. This seven member independent body was set up to regulate the Thai telecommunications industry as a whole. The NTC's immediate and important task is to draft regulations that will pave the way for industry liberalization by 2006, chief among which are an interconnection regime and new licensing rules. The convention for call charges in Thailand at the end of 2004 remained "sender-keeps-all", which simply stated that the operator of the network where the call originated keeps all revenue and does not required to pay any interconnection

charge to the operator of the network where the call terminated. A series of active discussions and negotiations regarding an interconnection regime, chaired by the NTC, have been conducted among operators and stakeholders and an agreement on and issue of interconnection rules can be expected in 2005.

Another issue that is pending and needs to be resolved is the concession conversion. Concession contracts need to be converted in order to free TOT Corporation PLC (TOT) and CAT Telecom PLC (CAT) from the conflicting status of regulator-operator. Both TOT and CAT have been privatized and were registered as public companies in 2002 and 2003 respectively. Now that the NTC has been established, TOT and CAT should be regarded as pure operators. However, at the end of 2004, a portion of revenues from private operators (the original concessionaires) was still being shared with TOT and CAT as stipulated by the concession contracts. To create a truly level playing field, these concession contracts must be converted, not only to be fair for other operators, but also to provide a clearer and more accurate assessment of prospects for TOT's and CAT's listings on the stock exchange.

2005 appears to hold the promise of being a year with many changes in the regulatory picture because the industry now has a body, the NTC, whose sole duty is to regulate the Thai telecommunications industry. This should make it possible for Thailand to meet its commitment with the WTO to liberalize the telecommunications industry by 2006. In view of this, we feel the full liberalization of the telecom industry that will create a level playing field is on the near horizon.

Satellite and International Businesses

Shin Satellite Public Company Limited (SATTEL) has operations in four areas of businesses - satellite transponder leasing and related services, Internet-related-services, telephone-related services, and yellow page directories.

Products and Services

Satellite Transponder Leasing and Related Services

SATTEL operates satellites that lease transponders for domestic and international communications under a thirty-year concession which was obtained from the Ministry of Information Communication and Technology (MICT) that ends in 2021. SATTEL now has three satellites in orbit, with footprints covering the continents of Asia, Europe, Australia, and Africa.

Fully aware of the excellent future lying in broadband Internet via satellite and the potential possibility in a new generation of Internet Protocol (IP) satellites, SATTEL formed an alliance with a US partner that expertise in advanced digital encryption technology focusing on setting up a broadband satellite which they named, "IPSTAR", that was designed to support telecommunications via IP. The joint venture's technologies supporting broadband Internet communication are proprietary and are considered the country's most advanced technology.

SATTEL began marketing activities by constructing first-generation gateways for the IPSTAR-1 satellite to help increase the speed and efficiency of telecommunications in distant or less populated areas that would utilize existing conventional satellites (Thaicom). These first-generation gateways have been set up in seven countries: Thailand, Myanmar, Taiwan, Australia, India, China and Laos PDR. Using conventional satellites, SATTEL is already providing service in several countries such as Thailand, Laos PDR, China, Myanmar, and Australia. Second-generation gateways are being installed in certain countries such as Thailand, India, Australia, and New Zealand. IPSTAR-1 satellite has passed its major testing, and it is nearly ready for launch which to be expected to take place in 2005.

Internet Business

CS Loxinfo Public Company Limited (CSL) is an affiliate of SATTEL and was listed on the Stock Exchange of Thailand on April 8, 2004. It operates under a 10-year concession from the Communications Authority of Thailand (CAT) to offer commercial Internet access as "CS Loxinfo", with the concession expiring in 2007. It also has a 22-year concession to provide television transponder service via satellite and Internet via satellite, expiring in 2016.

CSL offers a full range of Internet access across the nation for individual and corporate customers, from dial-up Internet access to broadband Internet access via ADSL to satellite and leased line service.

Telephone Business

SATTEL has made investment abroad in telecommunications through Shenington Investment Pte Ltd., which has operations in two countries:

- Lao Telecommunications Company Limited (LTC) - a joint venture with the government of Lao PDR. The company is licensed to offer fixed-line and mobile telephone service, international call service, leased line service and Internet access. In 2004, the company added a new mobile service using the CDMA-450 system with IPSTAR technology to expand its network. The concession lasts 25 years and will be expiring in 2021.
- Cambodia Shinawatra Company Limited (CamShin) - a joint venture with the Ministry of Posts and Telecommunications of Cambodia. The company operates under a license to provide mobile service using GSM 900 MHz and 1800 MHz technology, Wireless Local Loop, and Internet access. In 2004, Camshin introduced digital CDMA 450 MHz technology in order to further expand its network to cover fixed-line wireless service and mobile service.

Thailand Yellow Pages

In 2004, CSL became a major shareholder of Teleinfo Media Company Limited (TMC), whose main business is printing and distributing "Thailand Yellow Pages" to the business community. Revenue is generated via advertising in the yellow pages, which is of particular interest to SMEs. It also sells advertising space in special business phone directories for arenas such as exporters, food and beverage industry, Guide to Traveling Thailand, etc. It offers other services, including information service via telephone and fax, and publishes marketing material.

Industry Outlook and Competition

Satellite Transponder Leasing and Related Services

Thaicom satellites provide a regional satellite communications service with marketing emphasis on the Asia Pacific region. There are 108 satellites with footprints in this region, with the major competitors being Asia Satellite Telecommunications (Asiasat), APT Satellite Holdings (Apstar), PanAmSat Corporation (PanAmSat), and Satelindo (Palapa). Competition is focused on terrestrial telecommunication networks via fiber optic cable, a highly effective media that is able to deliver high-quality, high-frequency video, voice, and data.

Internet Business

Thailand has eighteen commercial Internet Service Providers (ISP), but only four can be considered of equal stature in terms of competition: CSL, INET, KSC and Asia Infonet, which boast a combined market share of over 85 percent of the industry. CSL leads the market with the highest share at 40 percent. Competition in this market is intense, as evidenced by the cut-price offers made by several ISPs to attract customers. Staying above the price competition, CSL emphasizes network quality and value-added services.

Telephone Business

Cambodia's telecommunications business has entered a stage of rapid development as operators build up the penetration rate. The current fixed-line telephone penetration rate is 3.01 percent (ITU, 2003), which is quite low and has resulted in greater mobile phone usage. In a population of 12 million, CamShin has the second largest market share, following first-ranked CamGSM (Mobitel), and followed by third-ranked CASACOM.

The telecommunications system in Laos PDR is relatively undeveloped and in recognition of this, the government is building up basic infrastructure. The current penetration rate is 1.12 percent for fixed-line and 1 percent for mobile in a population of 5.53 million (ITU, 2003). During 1995 to 2000, the fixed line business enjoyed a 20% growth, the third highest growth in Southeast Asia. At present, there are 2 fixed-line operators (LTC and ETL) and four mobile operators (LTC, ETL, LAT and Millicom). LTC has the biggest market share, followed by ETL and Millicom.

Thailand Yellow Pages

After the nullification of The Telephone Organization of Thailand Act 1954, the liberalization of telecommunication industry ushered in free competition in the printing of telephone directories and distribution of these to the business community. TMC was previously the sole licensed printer and distributor of white and yellow pages, but there is now some competition in the market, mainly from small printing companies who provide specialized industry directories. There are also indirect competitors such as newspapers and magazines. Among all competitors, it is estimated that TMC has an advertising revenue share of over 80 percent. After the full implementation of telecom reform at the end of the concession in 2005, we anticipate the entry of both foreign and local players into this field. However, with TMC's extensive experience in the industry, qualified personnel, and good long-term relations with customers, we expect it to maintain market leadership.

Media and Advertising Business

ITV Public Company Limited (ITV) is Thailand's first UHF television station, broadcasting as "iTV." ITV was awarded a thirty-year "Build-Transfer-Operate" concession by the Prime Minister's Office, which expires on July 3, 2025. ITV has revenue sharing obligations amounting to a percentage of its total revenues as its concession fee, paid to the PM's Office for the length of the concession period.

ITV filed a request with the Prime Minister's Office for a change in the revenue sharing, citing several supporting factors. The request was sent to an arbitration panel, which, on January 30, 2004, handed down a ruling in ITV's favor, effective immediately, that cut the concession fee substantially and also removed content restrictions during prime time. ITV has been remitting the new concession rate since January 1, 2004, and restructured its programming lineup effective April 1, 2004, as allowed by the arbitration panel's verdict.

ITV's activities cover station operations, management of the station's airtime slots, sale of advertising airtime, rental of station airtime and the broadcast of television signals nationwide, now blanketing 98 percent of the country's population. Over the year, ITV completed two additional relay stations, one in Petchburi and the other on Samui Island in Suratthani, expanding its broadcasting network to a total of 50 relay stations: 8 in the central region, 14 in the northern region, 13 in the northeastern region, 3 in the eastern region, and 12 in the southern region. The station employs a digital broadcasting system that helps maintain a consistent sound quality and also enables simultaneous broadcasting of different programs for different coverage areas.

ITV's strength are from its news and documentary programs. It is popular with the viewing populace, respected for its news reporting and analysis, and news cum documentary series. ITV has its own news production house and news team, including support crew and equipment for in-house production. Apart from news content, it produces its own documentaries and some entertainment programs. ITV also offers airtime rental for live event broadcasting and organizes occasional special events. Some programs are outsourced from local program houses and some from foreign, with the aim always being to achieve quality programming. Early in the year, ITV underwent a major program restructuring to attract more viewers by adding more variety to existing programs. Among the programs running from Monday through Friday are new child-oriented dramas in the 7.30 p.m. timeslot, a quiz show ("Millionaire Game") that is both entertaining and educational in the 8.10 p.m. timeslot, an entertainment variety program in the 8.40 p.m. timeslot, and the news analysis program "ITV HOT NEWS" in the 9.40 p.m. timeslot. New programs aired on the weekend include news documentaries, Yonroi, and Thod Rahas, which have gained a large following. Despite the greater number of entertainment programs, ITV's emphasis remains on being the leader in news with news programming starting from 6.00 a.m., followed by "Sen tang Nug Long toon" at 9.30 a.m., noon news, Breaking News every hour, and evening news at 6.00 p.m. From Monday through Friday at 3.05 p.m., ITV broadcasts live programming aimed at the grassroots population, giving them an opportunity to air their problems and obtain assistance through ITV's intervention.

ITV sells its advertising airtime through its own sales force, who contact advertising agencies and commercial sponsors. Pricing strategies are based on several factors, including ratings, timeslots, type of program and prices set by market leaders for the same timeslots. ITV at this time rents out an average of nine hours per day. Before allowing a program to go on air, ITV considers the program's presentation style, content, and production quality, ensuring that they are convergent with station policies and goals.

Industry Outlook and Competition

According to Nielsen Media Research, TV ad spending in 2004 came to Baht 47.2 billion, an increase of 11.5 percent from 2003. TV ad spending took the greatest proportion, accounting for 56.1 percent.


100%
80%
60%
40%
20%
0%
4.8%
5.9%
18.2%
10.1%
61.0%
6.5%
6.4%
18.7%
9.3%
59.2%
7.1%
7.2%
21.4%
8.1%
56.1%
ADVERTISING EXPENDITURE BY MEDIA
TV
Radio
Newspapers
Magazine
Other
15.6%
22.9%
2.1%
13.7%
16.7%
29.1%
2004 TV ADVERTISING EXPENDITURE BY STATION
Ch. 3
Ch. 5
Ch. 7
Ch. 9
Ch. 11
Ch. ITV

Source: Nielsen Media Research

Nielsen Media Research estimated advertising revenue for each station by multiplying the list price and advertising time prior to deduction of discount and other benefits provided to customers. The calculations, illustrated in the charts above, revealed that in 2004, Channel 7 had the greatest market share of 29.1 percent, followed by Channel 3 with 22.9 percent, Channel 5 with 16.7 percent, ITV with 15.6 percent, Channel 9 with 13.7 percent, and Channel 11 with 2.1 percent (Channel 11 is a public service station and as such cannot accept commercial advertising). These figures reveal a healthy 2 percent rise in ITV's market share from 2003.

E-Business

Shineedotcom Co., Ltd. is a leading Content Aggregator in mobile business focusing on 4 core businesses.

1. Mobile content including tone service, graphic service, information, Java game and application shown as online catalog at www.shinee.com.
2. Corporate solution including SMS marketing (push and pull), Bluetooth marketing and Web & WAP Development.
3. Online game, Lunentia, one of the most popular game from Korea, launched open beta at the end of the year 2004 and will be launching in the second quarter of the year 2005 to encourage more Internet broadband in Thailand.
4. Hunsa Portal site which is listed as the 6th popular web site in Thailand. There are 1,000,000 visitors or 12,000,000 page views every month. There is also upcoming new portal site called hubplay.com focusing on entertainment for new generation especially high individual person or new generation as it can published their personal opinion or article on this web site. Moreover, AvatarMall is another interesting part of hubplay which members can create their own cartoon characters and dress up by themselves. Further more, members can also create their one lifestyle and published to other members about their experiences, interesting things and impress photos via MiniHompy.

Budget Airline Business

On November 12, 2003, SHIN partnered with AirAsia Sdn Bhd, Asia's first low-fare airline from Malaysia, to establish Thailand's first budget airline, registering the airline as Thai AirAsia Co,.Ltd. This investment is aimed at further developing Thailand's transportation infrastructure and to expand the domestic aviation market by providing another travel alternative for the average Thai citizen. Thai AirAsia offers a simple "no-frills" service at fares that are on average markedly lower than those offered by traditional full-service airlines. Modelled on successful budget airlines such as US-based Southwest Airlines and Ireland-based Ryanair, Thai AirAsia was established to create a new aviation product in Thailand, and has already, in one short year, revolutionized local air travel and expanded the local aviation market, with its extraordinarily low fares making flying affordable for a majority of the population.

On February 3, 2004, Thai AirAsia began operating point-to-point flights from its Bangkok hub, and this has been built up to the current level of 168 weekly flights from Bangkok to thirteen destinations domestically and internationally: Chiang Mai, Chiang Rai, Hat Yai, Khon Kaen, Phuket, Ubon Ratchathani, Udon Thani, Narathiwat, Macao, Kuala Lumpur, Penang, Kota Kinabalu, and Singapore. Future plans include the acquisition of additional aircraft to open new routes to China, and Indochina.

Thai AirAsia is accessible through the Internet (www.airasia.com), its own call center, and other outlets such as Tesco-Lotus (nine branches) and all AIS Customer Service Centers nationwide. Its ticketless service cuts costs and also makes for greater convenience for travelers. With payment accepted via credit cards over the Internet or via bank ATMs, there is no need to arrange for ticket pickup.

Consumer Finance Business

Capital OK Company Limited is a joint venture formed by SHIN and DBS Bank of Singapore with the objective of engaging in consumer finance in Thailand. The three major areas of business for Capital OK include personal loans, sales finance and credit cards. In 2004, the primary source of income for Capital OK was the personal loan service, which accounted for 94 percent of total income.

Products and Services

Personal Loans

Capital OK's personal loans are all-purpose loans designed to provide added flexibility and emergency funds for consumers, with no collateral or guarantor needed. Customers are given the option of determining the number of installment payments that best meet their particular situation.

Sales Finance

Sales finance is installment financing provided for individuals who desire to buy products or services on installment. Credit line and number of payments is tailored to match each customer's credit qualifications. This service covers a wide variety of products and services, including electrical appliances, mobile phones, computers and peripherals.

Credit Cards

At the beginning of 2005, Capital OK, in cooperation with Thai AirAsia launched a co-branded credit card under the name "Thai AirAsia Master Card". The holder of the card is able to use the card for regular purchases or cash withdrawals anywhere Master Card is accepted, all over the world. At the same time, they will be able to accumulate mileage on Thai AirAsia.

To provide ease of access to Capital OK's services for customers, service outlets have been set up in leading shopping centers, AIS service centers, chain stores and retail stores. These include the Mall Department Store, Telewiz, J-Mart, and IEC; among others. At the end of 2004, Capital OK had 1,553 service outlets, mostly in Bangkok and vicinity. It plans to expand its service network greatly in 2005 by setting up branches and service outlets in provinces all over the country.

Industry Outlook and Competition

The major competitors in consumer finance are commercial banks and other financial institutions such as Aeon Thana Sinsap (Thailand), GE Capital (Thailand), Siam A&C and Cetelem. Capital OK believes it has some major competitive advantages over these, however, in its ground-breaking promotional campaigns that are carefully designed to meet the varied needs of customers, amplified by its synergy with SHIN Group's consumer service network nationwide that will make expansion progress smoothly.

Risk Factors

Risks Arising Out of Changes in Laws, Regulations, and Government Policies

The company has been supplying telecommunications services through government agencies in the form of concession contracts that were drawn up in line with government regulations during that time. Currently, however, industry liberalization is on its way, and the market is looking forward to the conversion of the concession agreements in the nearby future. Concession conversion will give equal rights to all operators, both current and future, who will henceforth be regulated and supervised by the National Telecommunication Commission (NTC). Included in current operators are the state enterprises formerly in charge of Thailand's telecommunications networks: the Telephone Organization of Thailand (TOT), which was privatized on July 31, 2002 and is now known as TOT Corporation Public Company Limited, and the Communications Authority of Thailand (CAT), which was privatized on August 14, 2003 and is now known as CAT Telecom Public Company Limited. The conversion of these concession agreements has given rise to a number of issues that are yet to be concluded. The first step was achieved on August 24, 2004, when the members of the NTC were finalized which was later confirmed by His Majesty the King on October 1, 2004.

Still in its infancy, the NTC is working to establish its internal setup, including the Secretariat Office, the selection of the Secretary-General of the Secretariat Office, and the drafting of Thai Telecommunication Master Plan, which is expected to be announced by mid-2005. Once these foundations are securely in place, the rules and regulations governing telecommunications, including an interconnection regime, schedule of fees and charges (including fees for licenses, frequency assignments and numbers), and the opening of doors for new entrants can be determined.

In the presence of this industry risk, the company has assigned experienced personnel to monitor the situation on an ongoing basis, providing data to the agencies concerned as needed, in this way managing the risk as it pertains to the company. The data it provides makes it possible for the government, via the NTC, to accurately assess the realities of the telecommunications industry, and thereby determine appropriate rules and regulations that will eventually give birth to free and unbiased business competition. The vital concern is always the ideal of keeping the company's image positive.

The liberalization of the telecommunication industry will lead to change in laws and regulations, but this is not a major concern to the SHIN Group. The leveled playing field will lead to an increasing number of operators, but SHIN Group is the major operator in this business, and it is confident that it will be able to maintain this status. Newcomers will enjoy the leveled playing field, but they will face hindrances to entry, needing to build up a customer base, obtain the necessary funding for network investment and development, as well as establish distribution channels, all of which have long been in place for SHIN. We are fully prepared for this reform, and in fact, believe strongly that rather than being a threat, it provides promising new and exciting business opportunities.

The consumer finance business is facing the possibility of greater supervision in the future as the Bank of Thailand brings the provision of personal loan and credit card services by non-bank operators under its oversight, making this type of business subject to laws related to financial institutes. In this regard, a bill was put up before the previous Parliament that would govern the business of non-financial institutions in the consumer finance business and place them under regulation by the Bank of Thailand, which would have supervisory control and enact laws governing the way consumer finance firms carry out their business. Even though compliance to any new rules and regulations may change operations at Capital OK, we are confident that adherence would cause no problems, as the company already maintains high standards.

Market and Competitive Risks

Wireless Communications Business

For a cellular market that is on the verge of being liberalized, incumbents with relatively smaller size can sometimes act a bit irrational as it strides to gain the critical mass in terms of subscriber base ahead of new players entries. And if the market leader, in defense of its market share, jumps in and plays the same game, the entire industry will plunge. Margins will get squeezed and eventually some, and usually the smaller operators, will be severely damaged financially and, in many markets, unable to remain in business. This is not only wicked to the entire industry's financials, but it also produces negative repercussion for the consumers as there will be fewer operators left for them to post the brutal price war.

Although the risk from irrational competition seems to be external and uncontrollable, AIS, however, continues to believe that the low-priced strategy can only create awareness, but the quality of network and services is the essential key to success in creating preferences and strengthening customer loyalty. In addition, the low-priced strategy cannot be sustained for a long time in the cellular operator business, as the business is too capital - intensive. Furthermore, as part of the liberalization process, the interconnection charges are also on the verge of being implemented in Thailand. This, at whatever rate it turns out, will automatically become the floor for per-min rate pricing. Thus, any irrational competition should be short-lived. AIS, instead, continues to focus on quality and variety of services for various lifestyle segments to create product preference among quality-conscious, and value-accretive customers. Throughout the years, AIS has still been able to maintain its distance leaderships, not only in terms of subscriber base, but also in terms of revenue despite these irrational activities. Without being complacent, however, AIS closely and continuously monitors the market development to accurately evaluate the situation and to be able to formulate appropriate strategies to counteract, with a prime objective in upholding shareholder's value.

Satellite and International Business

SATTEL has been proven successful as a leader in satellite communication in the region encompassing Southeast and Southern Asia. However, the high profitability of this business has brought in a number of newcomers which heightens the competition. In response to this and in recognition of Thailand's acquiescence to the WTO mandate to open up the telecommunications industry before the end of 2006, SATTEL has been developing new products, consistently improving the quality of its services, expanding its customer base to give itself an edge as competition tightens even further, and becomes centered on service quality. As the government carries out its duties as outlined in clause 87 of the constitution to open the country up to free and fair competition, other satellite operators can engage in the satellite communications business in Thailand, and SATTEL can enter the same countries on a reciprocity basis, thereby expanding its market base. Therefore, SHIN is certain that any negative impact on SATTEL will be nonexistent to negligible, particularly since historically it has been shown that customers are reluctant to change providers, such a move mandates the expensive and delicate task of aiming their dishes towards the new satellite.

Media and Advertising Business

The upcoming liberalization of radio and television broadcasting services may intensify competition among existing broadcast stations, cable subscription operators, and new entrants, could admittedly increase the competition for the advertising pie and eat into the company revenues. At the same time, newcomers face barriers to entry that are not easily overcome; by nature this business is capital - intensive and highly competitive. Strengthening these barriers is the fact that existing operators have long experience and are highly capable with technological and workforce advantages.

Risks Arising Out of Technology and Operations

Wireless communications business

The introduction of new technology in the mobile phone industry, for example the GPRS and Location Based Service, creates opportunities for third parties to cooperate with AIS to provide innovative services. This cooperation introduces a complex structure of network providers, service providers, and content providers, bounded by service level agreements. The downside of this situation is the greater difficulty in controlling service quality. If any provider fails to meet the service level agreement, the perceived quality of the end-to-end service will be affected. With this concern, uppermost control over the service level agreements and the introduction of quality assurance to each cooperating provider is vital to ensure customer needs and satisfaction are met.

At present, the GSMA (the GSM Association), a central organization for the GSM mobile industry, has established the Open Architecture Platform to standardize interconnections between different platforms. We believe that this provides a satisfactory framework within which we can assess and ensure quality control.

AIS has implemented end-to-end service monitoring and put a control system in place to ensure smooth, top quality service, and thereby satisfy customer needs.

The mobile industry is undergoing a rapid change in mobile technology towards high-speed data and multimedia communications. However, AIS will not be impacted in the near term as the majority of its subscribers, most of them in the provinces, continue accessing only the basic services. However, mobile suppliers are cognizant of the importance of this new technology and are urging their skilled technicians to develop applications for the third generation mobile phone system (3G). Though this is an exciting development, at the same time, over the long term, it could put at risk the high level of support for current technology. In light of this, AIS is working to modify its digital GSM network to enable it to accept 3G technology. Any new equipment AIS acquires to expand services must be flexible, capable of adapting to 3G services as well as support current technology. Examples are Softswitch, the new switching platform, and IMS (Internet Protocol Multimedia Subsystem). In 2005, AIS will be testing 3G applications on its existing frequency band that is already licensed for 3G. With a number of manufacturers and operators having adopted the existing GSM frequency band, AIS has an excellent opportunity to try out its new technology platform on its existing frequency band without having to obtain a new frequency from the new regulator, the NTC, which is a bonus as the NTC has not yet had time to establish the rules and regulations for new 3G licenses.

Satellite and International Business

Satellite telecommunication technology is another technology that is continually developing. Most of this development tends towards reducing satellite cost-per-transponder and enlargement of the geographical footprint, thereby allowing more efficient use of resources. These technological changes could impact the company's operations, since the Thaicom satellites were manufactured a decade ago, and technology has advanced far in recent years, putting it at risk of losing customers to competitors who have launched more up-to-date satellites, a threat that is particularly prominent as lease contracts expire. Several other factors are also leading to (or will lead to) loss of customers. These include market rivalry, competitiveness of other operators, as well as nationalism as more countries put up their own satellites.

To stay abreast of the new development in technology and to satisfy its customer needs, the company has steadily invested its resources in research and development on satellite telecommunication technology. The IPSTAR-1 satellite is

one such example. This will be Asia's first broadband satellite specifically designed to support demand from telecommunications networks, especially with regards to the Internet, in the Asia-Pacific region. SATTEL also updates its ground equipment on a regular basis in order to keep pace with the latest development in satellite technology. Studies and development are also done on existing satellites, keeping in the forefront the need to replace them when useful lives end.

The construction and launch of a satellite demands complicated processes and technology. This has exposed SATTEL to risks involving construction delay, system testing, and launch failure. To minimize all such risks, a satellite manufacturer/launch company with an excellent past record of success, expertise, and global reputation was selected to handle IPSTAR. Insurance was also taken out to cover launch failure.

Risk specific to IPSTAR risk includes launch delay, as well as delay in manufacturing and testing processes, as these hinder its marketing (which has in fact been in progress for some time, with a soft launch of first-generation IPSTAR service using IPSTAR ground technology and the Thaicom conventional satellites) and may delay revenue from the satellite's services. However, the testing has progressed well, with the satellite close to being moved to French Guiana for launch. SATTEL was obligated by its loan contract to launch the satellite and conduct in-orbit testing by November 1, 2004, a deadline that was not met. However, it has applied to issuing banks for an extension of this deadline. As the banks have given good support throughout the process of manufacturing, SATTEL expects approval to be granted, particularly as there is now a near-firm launch date.

To minimize risks from damages to satellite systems that might adversely affect customer usage, the company has a backup plan in place that involves temporary transfer of some customers to available transponders on the other remaining Thaicom satellites should the need arise. If more transponders are needed, it has also made agreements with other companies to lease their transponders until a replacement satellite is launched. Insurance has been taken out on all satellites, with full coverage up to the value of the satellite at the time the insurance was taken out. The insurance policy is for full coverage with partial loss, meaning that the company can immediately claim damages when a satellite is partially unusable. For example, on February 7, 2003, Thaicom 3 experienced an anomaly in its power supply system, forcing the shutdown of some transponders. A claim was filed and the insurance company agreed to pay US$33 million in damages. The Ministry of Information and Communications Technology, which has ownership of the satellite and is the joint beneficiary, has put this in an escrow account, from which SATTEL can withdraw to pay for transponder leases from other providers or to pay for the construction of a new satellite.

Business Risks

The arbitration panel handed down its decision on the case between ITV and the Office of Prime Minister on January 30, 2004, ordering a significant reduction in concession fee and the removal of content restriction during prime time, with immediate effect. ITV thus began remitting the new concession rate as of January 1, 2004 and restructured its programs on April 1, 2004. However, the Office of the Prime Minister, grantor of the concession, has filed an appeal with the Administrative Court challenging the ruling. ITV is thus at risk should the Administrative Court rule in favor of the Prime Minister's Office and overrule the arbitrator's decision.

Foreign Exchange Risks

Because the SHIN Group's investment lies mainly in wireless telecommunications and satellite services, the company

is by necessity exposed to foreign exchange risk, as the technology used in both areas must come from abroad, and therefore must be paid for in foreign currencies. Providing a natural hedge, however, is the fact that ninety percent of SATTEL's revenue is also dominated in US dollars, thereby reducing the Group's exposure. Further reductions in foreign exchange risks have been made through financial derivatives such as swap and forward contracts. The media and advertising businesses also involve the company in foreign exchange as new equipment and programming are purchased from abroad. The airline business also requires foreign currency for aircraft lease payments, SG&A, airport fees, aircraft maintenance, jet fuel, and other operating expenses. Currency fluctuations affect all of these factors, and could reach a level that would impact performance. SHIN Group focuses on risk management via use of hedging instruments, entering into a forward contract in foreign currency to mitigate the risk from foreign currency fluctuation.

SHIN has consistently been very conservative in its financial policies; its policy to manage foreign currency risk is based on net foreign currency dominated transactions, revenue structure, and cash flow structure. After careful and detailed analysis, the most appropriate financial instrument is selected.

As of December 31, 2004, SHIN and its subsidiaries had net assets and liabilities in the form of foreign currencies and outstanding foreign currency forward contract as outlined in the table on the following page.

	Currency Unit : Million	Baht Million
Assets		
US Dollars	38.01	1,483.16
Euro	0.26	13.86
Australian Dollars	0.08	2.47
Pounds Sterling	0.001	0.10
Singapore Dollars	0.02	0.58
Indian Rupee	183.36	153.73
Hong Kong Dollars	0.04	0.20
Malaysian Ringgit	1.17	11.65
Mataka Macau	3.68	37.10
Total		**1,702.85**
Liabilities		
US Dollars	35.89	1,406.98
Euro	0.02	0.95
Australian Dollars	0.05	1.63
Norwegian Kroner	4.37	28.32
Pounds Sterling	0.01	1.04
Indian Rupee	43.90	42.51
Total		**1,481.43**
Outstanding foreign currency forward contracts		
US Dollars	315	12,881

Corporate Governance and Management Structure

Corporate Governance Policy

The Board of Directors of Shin Corporation Public Company Limited (the Company) recognizes that good corporate governance has a vital contribution to the company's basic foundations, providing a system of checks and balances and ensuring transparency and equitable treatment of all shareholders and stakeholders. To this end, the Board of Directors and the management team must possess proven leadership, vision and accountability, joining to promote sustainable growth of business operations, securing the confidence of investors and all related stakeholders and maximizing economic value and shareholders' wealth for the long term.

The Board of Directors passed a resolution to approve a Corporate Governance Policy which became effective on November 13, 2002. The Policy has been updated annually to keep it lined up with best business practices and these changes are communicated to the Board of Directors, management, and all company employees. The Corporate Governance Policy can be divided into five chapters that provide coverage of good corporate governance principles as follows:

1. The Board of Directors of the Company
2. Rights and Equitable Treatment of Shareholders and Role with regards to Stakeholders
3. Disclosure of Information and Transparency
4. Control and Risk Management
5. Philosophy and Ethics of Shin Corporation Group

The Board of Directors

Leadership and Vision

The Board of Directors must possess proven leadership, long-range vision, and decision-making independence in order to steer the Company towards achievement of its objectives and mission, always keeping in the forefront the best interests of the Company and shareholders. The Board of Directors has the responsibility to develop and approve the company vision, mission, strategies, policies, objectives, goals, budgets, business plans, KPi, and a balanced scorecard, as well as incentive plans. Both the Board and the management are accountable to the shareholders and have established a clear-cut line of communication between the board and management with detailed roles and responsibility for each. The Board of Directors assigns and authorizes management to handle day-to-day operations of the company's businesses towards achieving business objectives, and at the same time stay within budget. The Board of Directors monitors operating results, comparing these against the preset budget on a quarterly basis at minimum.

During Board meetings, all board members are to be decisive and ready to comment and give recommendations to the management team. The board members are to be role models, working as a team, and maintaining good relations with management.

Board Structure, Balance of Power with Non-Executive Directors, and Independence

The Board of Directors is made up of nine directors who have broad experience in several business areas as listed below:

1. Mr.	Bhanapot Damapong	Chairman of the Board of Directors (major shareholder)
2. Mr.	Boonklee Plangsiri	Director and Chairman of the Group Executive Committee
3. Mr.	Niwattumrong Boonsongpaisan	Director and Executive Director

4. Mr. Arak Chonlatanon	Director and Executive Director
5. Mrs. Siripen Sitasuwan	Director and Executive Director
6. Mr. Surasak Vajasit	Independent Director
7. Mr. Olarn Chaipravat, Ph.D.	Vice Chairman of the Board of Directors and Independent Director
8. Mr. Virach Aphimeteetamrong, Ph.D.	Independent Director
9. Mr. Vithit Leenutapong	Independent Director

Mr. Wichai Kittiwittayakul is the Secretary to the Board of Directors.

As shown in the list of the members of the Board of Directors above, the proportion of non-executive directors to executive is 5:4. As a general rule, the number of the non-executive directors comprises over than half the Board, with four independent directors or four out of nine seated on the Board. (In 2003, there were three independent directors, which was a break in the usual pattern.) This ensures an optimal balance of power and independence between non-executive and executive directors. The Board strongly believes the qualifications of all board members, and the current size of the Board enables the Board to effectively and efficiently supervise and monitor the performance and business operations of the Company, which encompasses telecommunication, aviation, finance, media and television, as well as any new investment that may take place.
The Chairman of the Board of Directors is the representative of major shareholders.

Authorized Signatories
Directors who are authorized signatories are designated as follows:
Mr. Bhanapot Damapong, Mr. Boonklee Plangsiri, Mr. Arak Chonlatanon, and Mrs. Siripen Sitasuwan.
Any two of these four directors are authorized to sign for the company, affixing the Company's seal.

Definition of Independent Director
An independent director is a qualified and independent person according to the definition established by the Stock Exchange of Thailand:

1. Holding not more than 5 percent of paid-up capital of the Company, affiliated company, associated company or related company.
2. Does not take part in the management Company, affiliated company, associated company, related company or majority shareholder of the Company.
3. Has no direct or indirect benefit or interest in finance and management of the Company, affiliated company, associated company, related company or majority shareholder of the Company.
4. Not a related person or close relative of any member of management or majority shareholder of the Company.
5. Not appointed as a representative to safeguard interests of the Company's directors, majority shareholders or shareholders who are related to the Company's majority shareholders.

In addition, an independent director must feel free to give opinions or report work performance as required by his duties, free of any personal interest, benefit or position and free of the control of any party, including any circumstance by which pressure may be exerted and make an independent opinion impossible.

Duties and Responsibilities of the Board of Directors

The main duties of the Board of Directors are given below.

- *Perform its duties in accordance with the law, the objectives and the Articles of Association of the Company* including the resolutions of the shareholders' meetings with honesty, integrity, and prudence, and carefully protect the benefit of the Company.
- Set out the vision, policy and direction of the operations of the Company, and supervise the management team to operate in accordance with the plan set out efficiently and effectively, and thereby maximize economic value and wealth of the Company and the shareholders.
- Consider and approve major issues such as large investments, policy, management power and authority, and any transaction as prescribed by law.
- Assess the performance of the Executive Chairman and the Executive Directors regularly, and fix appropriate remuneration.
- Responsible to oversee operational results and performance of the management team to ensure due attentiveness and care.
- Arrange appropriate accounting systems, including the production of financial reports and reliable auditing; oversee processes and evaluate internal controls and the internal audit system to ensure effectiveness and efficiency, risk management and financial reporting and follow up results.
- Ensure avoidance of conflicts of interest among the stakeholders of the Company.
- Supervise business operations to enforce ethical work standards.
- Report on the carrying out of its responsibility to prepare financial reports along with the report of the auditor in the annual report covering key issues according to the Policy Statement, the SET Code of Best Practices for Directors of the Listed Company.

Segregation of Positions: Chairman of the Board of Director and the Chief Executive Officer

The Company has a policy to separate the position of Chairman of the Board of Directors and Chairman of the Group Executive Committee. This ensures that duties of governing and managing are separated so that the balance of power is well secured. Both duties and responsibilities are determined as follows:

- Mr. Bhanapot Damapong - Chairman of the Board of Directors is the leader of the Board of Directors and Chairman at the Board of Directors' Meetings and Shareholders' Meetings.
- Mr. Boonklee Plangsiri - Chairman of the Group Executive Committee is the leader and head of the Group Executive Committee, which is accountable for achievement of the Company's objectives, business plans, and goals.

Since he is a major shareholder, the Company's Chairman of the Board of Directors is not an independent director. However, the Chairman of the Board of Directors does not have management authority to approve company financial and business transactions.

Appointment of the Board of Directors

The Board of Directors is responsible for nominating new members with the qualifications and experiences that meet company standards and needs. Those nominated must be ready and willing to contribute time, knowledge and expertise

to the Company. The Nominating Committee is responsible for selecting and nominating names of persons worthy of becoming a member of the Board of Directors. The appointment of any individual to the Board of Directors must first be approved by the Board of Director and/or the shareholders at the Shareholders' Meeting in accordance with the rules and regulations specified in the Articles of Association of the Company, as follows:

1. At every annual Ordinary Shareholders' Meeting, one-third of the board members are required to retire. If the total number of members is not a multiple of three, the number of directors nearest to one-third shall retire. The directors to retire from office in the first and second years after the registration of the Company shall be selected by drawing lots. In subsequent years, the director who held office longest shall retire, but if he vacated office under this condition, he may be re-elected.

2. Regulations for the election of members to the Board of Directors at the Shareholders' Meeting are as follows:
   2.1 Each shareholder shall have a number of votes equal to the number of shares held.
   2.2 Each shareholder may exercise all the votes he/she has under 2.1 to elect one or several persons as director or directors. If several persons are to be elected as directors, the shareholder may not distribute his/her votes among the candidates he/she is electing.
   2.3 The candidates will be ranked in descending order from the highest number of votes received to the lowest, and candidates will be appointed in order until all of the positions are filled.

Where there is a tie and selection of both would result in an excessive number of directors, the Chairman will cast the deciding vote.

3. If there is a vacancy in the Board of Directors for reasons other than expiration of the director's term of office, the Board of Directors will, at the next scheduled meeting, select a temporary replacement, choosing a person with appropriate qualifications that possesses none of the prohibited characteristics under Section 68 of the Public Limited Companies Act B.E.2535. The selection must be elected by a vote of not less than three quarters of the remaining number of directors and he/she will hold office only for the time remaining in the term of office for the director that resigned. If the remaining term of office of the said director is less than two months, there will be no temporary replacement.

There is no maximum number of times that directors may be relected, nor is there a specified age limit.

Succession Planning

The Board of Directors has set out a succession plan for top executives, especially the Chief Executive Officer (Chairman of the Group Executive Committee) in order to guarantee smooth handover, continuity of operations, and retain the confidence of stakeholders. If a situation arises that causes the Chief Executive Officer to vacate the office, the Nominating Committee will select and nominate a new Chief Executive Officer from the pool (currently four persons) of Vice Chairmen of the Group Executives, submitting the nominee to the Board of Directors for approval. If no suitable candidate from within the group can be found, the Nominating Committee will select a candidate from without the group.

Meetings of the Board of Directors

The Board of Directors will hold at least five (5) meetings each year, and meet at other times as necessary. The schedule for the year's meetings, specifying date and time, are to be drawn up in advance. The major agenda will consist of consideration of business plans, quarterly financial statements, key policies and new investment projects, and operating results. The Secretary to the Board of Directors is responsible for making the appointments, preparing and distributing the supporting documentation seven days before the date of the meeting so as to provide the directors with adequate time to study the details ahead of the meeting.

Each meeting will generally last two to three hours. The Chairman of the Board will provide adequate time for management to present needed information and to allow the members of the board to fully discuss the important issues to ensure all is in keeping with shareholders' best interest and fairness. All directors have the right to express their opinions and submit items to the meeting agenda.

The Secretary to the Board of Directors is to prepare and keep minutes of the meetings (later agreed upon and accepted by the Board of Directors) as well as other supporting documentation. All Board papers are always available and accessible by members of the Board of Directors, shareholders, and concerned parties.

The record of attendance of the directors in 2004 is given below.

	Name	2004 Annual General Meeting	Board of Directors	Audit Committee	Nominating Committee	Remuneration Committee	Executive Committee
1.	Mr. Bhanapot Damapong	yes	5/5		1/1	1/1	
2.	Mr. Boonklee Plangsiri	yes	5/5		1/1	1/1	12/12
3.	Mr. Niwatumrong Boonsongpaisan	no	5/5				12/12
4.	Mr. Arak Chonlatanon	yes	4/5				11/12
5.	Mrs. Siripen Sitasuwan	yes	4/5				10/12
6.	Mrs. Chua Sock Koong*	no	0/2				
7.	Mr. Olarn Chaipravat, Ph.D.	yes	5/5	5/6		*** 1/1	
8.	Mr. Virach Aphimeteetamrong, Ph.D.	yes	5/5	6/6			
9.	Mr. Vithit Leenutapong	yes	5/5	6/6	1/1	1/1	
10.	Mr. Surasak Vajasit**	-	2/2				

* Resigned on May 4, 2004

** Replaced Mrs. Chua Sock Koong on May 18, 2004

*** Attended only the ESOP program session

The Board of Directors Self-Assessment of Performance

The Board of Directors conducted a self-assessment of performance on August 13, 2004 to evaluate its performance with the aim of improving its efficiency. The evaluation covered a broad spectrum of the duties of the Board, including strategic direction, monitoring and supervision, responsibilities, teamwork, structure, policy, meetings, and training and development.

The results of the self-assessment were satisfactory, but to further improve its performance, the Board of Directors agreed to the following:

* To hold a separate meeting to consider corporate governance and related issues.
* To establish a training and development program for the Board of Directors.
* To communicate Board information via the electronic mail system.

Sub-Committees

The Board of Directors has appointed three sub-committees to take charge of reviewing specific essential tasks to assist the Board of Directors. Those committees are the Audit Committee, the Remuneration Committee, and the Nominating Committee. Each has clearly outlined policies and terms of reference detailing duties and responsibilities, meetings, and reports to the Board of Directors.

Audit Committee

As of February 14, 2005, the Audit Committee comprised of:

Mr. Olarn Chaipravat, Ph.D.	Chairman of the Audit Committee
Mr. Virach Aphimeteetamrong, Ph.D.	Audit Committee Member
Mr. Vithit Leenutapong	Audit Committee Member

The Audit Committee was appointed on May 5, 1998 and was composed of three (3) independent directors with full qualifications in line with guidelines provided by the Stock Exchange of Thailand. Mr. Olarn Chaipravat, Ph.D. and Mr. Vithit Leenutapong are experienced in the field of Finance while Mr. Virach Apimeteetamrong, Ph.D. has in-depth knowledge and experience in Accounting and Auditing. The Audit Committee is accountable to the Board of Directors for the performance of its duties as follows:

- Review the accuracy of the Company's financial reports in accordance with Generally Accepted Accounting Principles and ensure there is adequate disclosure.
- Review the Internal Control and Internal Audit Systems to ensure these are appropriate and effective.
- Ensure that the Company performs in accordance with the laws governing Securities and Exchange, the Regulations of the Stock Exchange of Thailand and the laws applicable to the business of the Company.
- Consider, select, and nominate the Company's external auditor and propose remuneration.
- Determine appropriate disclosure of information in the case that there are connected transactions or transactions that may lead to the conflicts of interest in order to ensure complete compliance with all rules and regulations.
- Review connected transactions of the Company and its subsidiaries to ensure all are in line with the notices and guidelines of the Stock Exchange of Thailand.
- Review the risk management system to ensure it is appropriate and effective.
- Review and comment on the internal audit plan, the performance of the internal audit office and cooperate with external auditors.

- Consider and approve the appointment, rotation, termination, performance appraisal, and reward for the head of the Internal Audit Department.
- Prepare a report for disclosure in the annual report on the Corporate Governance of the Audit Committee, affixing the signature of the chairman of the Audit Committee.
- Report the performance of the Audit Committee to the board of directors at least four (4) times a year.
- In the course of the performance of its duties the Audit Committee has the authority to summon members of the management team, executives and employees of the Company for their comments, to attend meetings, or to submit documents deemed relevant and necessary.
- Hire advisors or external personnel in line with company regulations to provide comments or advice as necessary.
- Annually undertake a self-assessment to evaluate the scope of work and performance of the Audit Committee.

Remuneration Committee

As of February 14, 2005, the Remuneration Committee consisted of:

Mr. Bhanapot Damapong	Chairman of the Remuneration Committee
Mr. Olarn Chaipravat, Ph.D.	Remuneration Committee Member (ESOP Program)
Mr. Boonklee Plangsiri	Remuneration Committee Member
Mr. Vithit Leenutapong	Remuneration Committee Member

The Remuneration Committee is composed of at least three directors and the majority - or all - the members must be non-executive directors; the powers and duties of the Committee are as follows:

- *Fix an appropriate annual remuneration in monetary and/or non-monetary form as a motivation and retention* measure for the Board of Directors, committee members, and top executives of the Company.
- Draw up the guidelines for appropriate remuneration for the Board of Directors and top executives for submission to the Board of Directors for approval and/or submission to the shareholders' meeting for approval as appropriate.
- The Remuneration Committee is accountable to the Board of Directors, and its duty to explain and answer questions concerning remuneration for directors and top executives at the shareholders' meeting.
- Report and disclose policies governing director remuneration in the annual report.

Nominating Committee

As of February 14, 2005, the Nominating Committee consisted of:

Mr. Bhanapot Damapong	Chairman of the Nominating Committee
Mr. Boonklee Plangsiri	Nominating Committee Member
Mr. Vithit Leenutapong	Nominating Committee Member

The Nominating Committee is made up of a minimum of three directors, and the majority or all of the members must be non-executive directors; the powers and duties of the Nominating Committee are as follows:

- Set out criteria and policies regarding the nomination of members of the Board of Directors and members of other Company committees.
- Consider the selection of directors from qualified personnel and submit the names of the candidates to the Board of Directors for approval and/or to the Shareholders' Meeting as the case may be.

- Consider and nominate appropriate persons to assume the position of Chairman of the Executive Committee in case of vacancy in line with criteria established for the succession of the Chief Executive Officer.

Executive Committee

As of February 14, 2005, the Executive Committee consisted of:

Mr. Boonklee Plangsiri	Chairman of the Group Executive Committee
Mr. Somprasong Boonyachai	Vice Chairman of the Group Executive Committee
Mr. Dumrong Kasemset, Ph.D.	Vice Chairman of the Group Executive Committee
Mr. Niwattumrong Boonsongpaisan	Vice Chairman of the Group Executive Committee
Mr. Arak Chonlatanon	Vice Chairman of the Group Executive Committee
Mrs. Siripen Sitasuwan	Member of the Executive Committee

The Board of Directors has delegated authority and duties to the Executive Committee as follows:

- Formulate and submit to the Board of Directors policies, direction, strategies, and management structure for the Company's business, in recognition of the status of the economy and competitive environment, informing the shareholders of the Company.
- Prescribe and propose to the Board of Directors Company business plans, budget, and delimitation of management authority.
- Monitor and pursue compliance with policy and management direction to ensure business efficiency.
- Monitor and follow up on Company operating results as stipulated in the approved business plan.
- Assess and evaluate large investments proposed by the Company.
- Take on other duties as may be required from time to time by the Board of Directors.

Management Team

As of December 31, 2004, the Company's management team as defined by the Securities and Exchange Commission consisted of the following persons:

Mr. Boonklee Plangsiri	Chairman of the Group Executive Committee - Shin Corporation PLC
Mr. Dumrong Kasemset, Ph.D.	Vice Chairman of the Group Executive Committee
Mr. Somprasong Boonyachai	Vice Chairman of the Group Executive Committee
Mr. Niwattumrong Boonsongpaisan	Vice Chairman of the Group Executive Committee
Mr. Arak Chonlatanon	Vice Chairman of the Group Executive Committee
Mrs. Siripen Sitasuwan	President
Mr. Anek Pana-apichon	Vice President - Finance and Accounting

Remuneration for Directors and Management Team

The Company has a clearly defined remuneration policy, with remuneration for directors and the management team reviewed annually by the Remuneration Committee and submitted to the Board of Directors and shareholders for approval. Remuneration is adequate and determined in a manner equitable with industry standards and is performance-based as a way to motivate and retain qualified directors.

The Company pays director remuneration to the Chairman of the Board, independent directors and non-executive directors only. Since all executive directors already receive regular compensation as a member of management, they receive no separate remuneration as directors. Remuneration for management is based on Company performance and the performance

of each person. The Company has in addition set up an ESCP program for management to motivate and retain management.

In 2004, remuneration was paid as follows:

1. Monetary remuneration

1.1 Total remuneration for the Chairman of the Board of Directors and independent directors (five persons) was Baht 7.89 million, which comprises salary, bonus, meeting allowance and provident fund. This excludes remuneration for the Executive Committee and the management team.

Name	2004 remuneration (Baht Million)
Mr. Bhanapot Damapong*	5.77
Mr. Olan Chaipravat, Ph.D.**	0.78
Mr. Virach Aphimeteetamrong, Ph.D.**	0.75
Mr. Vitith Leenutapong**	0.79
Mr. Surasak Vajasit**	0.35
Total	8.44

* Remuneration comprises salary, bonus, and provident fund.
** Remuneration comprises meeting allowance and bonus.
*** The actual directors' remuneration is greater than the figures shown in the 2004 financial statements (Baht 7.89 million) due to underaccrued bonus.

1.2 Total remuneration for the management team (six persons) was Baht 68.14 million which comprised salary, bonus, provident fund, and other remuneration. This excludes remuneration paid to the Vice President of Finance and Accounting.

2. Other remuneration

The Company established an Employee Stock Option Plan (ESOP) program as a way to retain, motivate, and reward the Company's directors and employees to the Company's best benefit. The ESOP program is a repeat, five-year program whereby the Company shall allot the grant of warrants annually for five consecutive years. The Company has submitted an annual allocation of warrants to the annual shareholders' meeting for approval. So far, three programs have been allotted and are summarized as follows:

Description	*ESOP Program Grant 1*		*ESOP Program Grant 2*		*ESOP Program Grant 3*	
Number of warrants granted	29,000,000 units		18,083,700 units		13,660,200 units	
Price	Baht-0-		Baht-0-		Baht-0-	
Expiration	Not more than five years since the date of warrants granted					
Exercise Ratio ***	1 warrant for 1.00540 shares					
Exercise Price ***	Bt 17.704 per share		Bt 13.597 per share		Bt 36.214 per share	
Date warrants granted	March 27, 2002		May 30, 2003		May 31, 2004	
List of directors and management receiving the warrants	*(Unit)*	*%*	*(Unit)*	*%*	*(Unit)*	*%*
1. Mr .Boonklee Plangsiri	12,426,200	42.85	9,484,600	52.45	7,083,700	51.86
2. Mr. Somprasong Boonyachai	3,244,500	11.19	1,793,800	9.92	976,000	7.14
3. Mr. Dumrong Kasemset, Ph.D.	3,244,500	11.19	1,793,800	9.92	976,000	7.14
4. Mr. Niwattumrong Boonsongpaisan	1,980,800	6.83	633,600	3.50	764,200	5.59
5. Mr. Arak Chonlatanon	1,520,700	5.24	466,300	2.58	679,300	4.97
6. Mrs.Siripen Sitasuwan	2,665,600	9.19	943,700	5.22	763,400	5.59
7. Mr. Tanadit Charoenchan	243,800	0.84	316,500	1.75	170,200	1.25
Type of Warrant	Non-transferable unless received from underwriter or as an inheritance					

*** Because the company made a dividend payout of greater than 50 percent of net profit after tax, it was required by the documents filing to the SEC to adjust the exercise ratio and the exercise price of the ESOP warrants, which was done on August 20, 2004.

Right and Equitable Treatment of Shareholders

The Company has a policy to provide equitable treatment to all shareholders, including minority shareholders, foreign shareholders, institutional investors or major shareholders; their rights are outlined below.

1. The right to receive share certificates, share transfers, and to be sufficiently informed of operating results and management policies on a timely basis.
2. The right to an equitable dividend.
3. The right to participate, vote, make recommendations on decisions concerning major corporate actions such as amendments to the Articles of Incorporation, appointments to the Board of Directors, appointment of the Company's external auditor, and issuance of new share capital.
4. The right to be furnished with information concerning connected transactions.
5. The right to elect directors.
6. The right to resell their shares to the company should the shareholder disagree with the resolutions of the shareholders' meeting to amend the company's Articles of Association concerning voting rights or dividend payment.

Moreover, all shareholders have equal rights as set forth in the company's Articles of Association, related laws, and regulations. To ensure equitable treatment for all shareholders, the company provides regular and transparent shareholders' meetings, a mechanism to protect against the release of inside information, a system to oversee related parties transactions and to adequately disclose company information.

Shareholders' Meetings

The Company has a policy to conduct regular and transparent shareholder's meetings, establishing appropriate procedures for general shareholders' meetings according to the law, including calling for a meeting, distribution of supporting documentation and agenda as well as Board resolutions in both Thai and English. This encompasses the meeting procedures and preparation, and distribution of minutes in accordance with regulations issued by the Stock Exchange of Thailand.

The company has introduced a bar code system to facilitate registration procedures. Before the meeting begins, the shareholders are informed of the rules, meeting, and voting procedures, including their right to ask questions and give opinions on items addressed in the agenda. The Chairman of the Board of Directors, Chairman of the Executive Committee, subcommittee members, and the external auditor shall attend the meeting to provide explanations and answer questions raised by issues listed on the agenda. The Chairman of the meeting shall allot sufficient time to encourage shareholders to express their opinion and ask questions. At every meeting, the Company shall appoint at least one independent director to undertake proxy voting on behalf of shareholders who are unable to attend the meeting and had informed the company prior to the meeting.

Minutes of the shareholders' meeting will be drawn up within 14 days, inclusive of details of questions arising during the meeting and the answers, and then posted on the Company's website so that the absent shareholders can gain access and apprise themselves of the minutes. Shareholders may obtain any further information or submit their questions in advance of the shareholders' meeting by contacting the Investor Relations Department.

Role with regards to Stakeholders

The Company assigns the highest priority to the rights of stakeholders, and has a policy to oversee and ensure the appropriate priorities are maintained for all stakeholders, including shareholders, employees, the management team, customers, business partners, creditors, and the public and the community at large, and shall facilitate cooperation among the various groups of stakeholders according to their roles and duties to stabilize and smooth the running of the Company's businesses, and respond fairly to the benefit of all parties.

Shareholders: The Company aims at being a good representative for shareholders in carrying out the business in such a way as to maximize satisfaction for shareholders with sustainable growth in the value of the Company for the long term, including the disclosure of transparent and reliable information to shareholders.

Employees: The employees are the resources of best value, and are crucial to driving company achievement, so the Company emphasizes developing and promoting a good corporate culture and working atmosphere. It encourages teamwork and encourages politeness between and among all employees, placing strong emphasis on respect for the individual. Employment, appointments and rotation of employees is considered on the basis of the merit system and the best placement of human resources to maximize the benefit to the Company. Employees shall be treated equally without discrimination in any form. The Company is responsible for maintaining a safe working atmosphere, safeguarding lives and property of employees, and adhering strictly to the country's labour law.

Customers: The Company aims at satisfying its customers, building confidence in using the company's products and services by providing top quality at reasonable prices with the aim always of fostering excellent customer relations. In this regard, the Company has established guidelines as follows:

Products and Services

The Company shall produce only excellent quality goods and services and with a steady improvement in standards and disclosure of correct and undistorted information concerning its products and services.

Protection of Customer Information

The directors, the management team, and the employees of all levels shall not disclose the information of the customers without prior permission from the customers or authorized officers of the Group of Companies, unless it is the information to be disclosed to the third party concerned according to the law.

Competitors: The Company supports and promotes the policy of fair and free competition without monopoly nor does it force business partners to deal solely with the Company. In addition, the Company has no policy to compete on any other than a fair basis and will not engage in any practices to acquire competitor information that are contrary to the law or moral standards.

Public and Community : The Company considers itself as a company built by and for Thai people and as such, it has a duty to take a responsible role in society, helping to build society and undertake and initiate a wide range of activities designed to help improve citizens and their communities, in a way, paying back a debt to society for the way in which society has allowed it to grow.

Business Partners and Creditors :	The conduct of business with any business partner is not to do anything to damage the reputation of the Company nor be contrary to any laws governing equitable treatment in carrying out business and mutual interest between business partners. The selection of business partners will be done in a fair manner, since the Company considers business partners as vital to jointly creating a value chain for customers. The Company will hold to its promises and perform in accordance with creditor terms and conditions for the repayment of principal, interest and guarantees.

Disclosure of Information and Transparency

It is the Company mission and policy to disclose to investors financial information, operating results, and other information that is fair accurate, complete, transparent, and issued in a timely manner for use for investment decisions. An Investor Relations Unit was established in 1995 to communicate information to shareholders and investors through various channels, including roadshows, meetings with analysts, press releases, teleconferences, investor and analyst visits, answering questions over the telephone and via e-mail, and by publication in various media and its own web site. The Company has developed a policy manual on investor relations activities in order to ensure thorough compliance with all relevant laws and regulations.

In 2004, the Company arranged four Analysts Briefing Meetings to announce the operating results of each quarter, inviting investors and analysts to attend. Executive Committee members joined the meetings to provide explanations and answer questions raised by investors, analysts, and fund managers and other interested persons in attendance. The four meetings were held as follows.

- February 25, 2004 — Shin Group Annual Briefing
- May 14, 2004 — 1Q04 Shin Group Quarterly Briefing
- August 17, 2004 — 2Q04 Shin Group Quarterly Briefing
- November 14, 2004 — 3Q04 Shin Group Quarterly Briefing

Information disclosed during the meetings will also be presented on the Company web site to ensure fair and adequate distribution of information to other stakeholders. Interested persons are invited to contact the Investor Relations Unit for more information at Tel. 0-2299-5050 or e-mail investor@shincorp.com or via the web site www.shincorp.com.

Internal Controls and Risk Management

Internal Controls

The Company has a policy to set up and maintain an efficient and effective internal control system. The Board of Directors and the management team have the duty and responsibility to arrange and maintain the internal control system as well as review the efficiency of the internal control system regularly in order to safeguard shareholders' investment and the Company's assets. The internal control system covers the areas of finance, operations, compliance, and risk management. This efficient internal control system provides reasonable assurance that the following objectives and goals of the Company can be achieved.

- Reliability and integrity of information and financial reports.
- Compliance with regulations, policies, procedures, and related laws.
- Safeguarding of the Company's assets.
- Efficient, effective, and operational economy for employment of resources.
- The operating results are consistent with the Company's objectives and goals, and are being carried out efficiently.

A good internal control system can provide early warning signals of any problems as well as reduce risk to an acceptable level. The Company's internal control system has been established based on the internal control framework developed by the Committee of Sponsoring Organization of the Treadway Commission (COSO). The following summaries the key control systems implemented by the Company.

1. Organizational & Control Environment

The Company has formulated business plans complete with objectives, strategies, vision and budget and has determined evaluation criteria. It restructured the organization to align it with the business plans. The Company has implemented a good corporate governance system, hiring qualified personnel and continuously develops its human resources. It has established key policies and procedures to be used as guidelines to control financial transactions, purchasing activities and risk management. Codes of Conduct were also developed as guidelines for directors, management, and employees.

2. Risk Management System

The Company has had in place a formalized enterprise-wide risk management system since 2002. The Risk Management Unit, Risk Management Committee and Audit Committee play major roles in overseeing the implementation of a risk management system. Risk is integral to business activities and everyone in the company in all business units have the task of performing risk assessments when executing business transactions.

3. Management Control

The Company has established controls over and segregation of duties to ensure there is a check and balance system, outlining proper written authority and approval levels and limits. Guidelines for connected and related transactions have also been developed to ensure compliance with laws.

4. Information and Communication

The Company has implemented a management information system to assist in decision-making. Critical information and data are collected, analyzed and stored in the Company's database. Two-way communications are done efficiently within the Company. At the Board level, information and supporting documentation are provided to the Board of Directors to make possible more informed decision making.

5. Monitoring

The monitoring system is handled by the management team and the Board of Directors to assess adherence to established plans. The internal audit unit is responsible for following up, independently assessing controls, reporting and giving recommendations to the management team.

At the Board of Directors' Meeting No. 2/2004 held on February 18, 2005, with the Audit Committee present, the Board of Directors assessed the Company's five areas of internal control system: organizational and control environment, risk management, management control, information and communication, and monitoring, and found that the internal control system was effective.

PricewaterhouseCoopers ABAS Limited, the Company's external auditor who performed the audit of the 2003 financial statements, concluded that there was no material deficiency in the Company's accounting and financial control system.

Internal Audit

The Company has established an Internal Audit unit that reports directly to the Audit Committee and advises, monitors, and assesses the effectiveness of the internal control system, risk management system, and corporate governance to ensure the internal control system, the risk management system and corporate governance are effective and adequate.

The Internal Audit unit performs its duties independently, and has sufficient personnel, resources, and budget to carry out operational, compliance, financial, and information technology audits.

The audit plans are developed and designed based on risks. The audit results and progress will be reported to the Audit Committee on a quarterly basis.

Risk Management

There has been a policy managing risk throughout the organization in place since 2002. The Risk Management Committee and the Risk Management Unit were formed to establish policy and manage both internal and external risks, including writing risk management guidelines to reduce risks to an acceptable level. Communication with employees was undertaken and this included training and workshops to bring them to greater awareness and realization

RISK MANAGEMENT PROCESS


Responsibilities
Process
Board of Director
Executive Committee
Risk Management Committee
1 Establish business plan, objective and strategy for the company
Set up risk management policy, evaluation criteria & appetite
2 Identify Risks
3 Analyze inherent risk level, existing control system and residual risk level
Extremely High
High
Moderate
Low
Risk Owner & Risk Management Unit
Risk managed by department level
4 Risk Treatment
Avoid
Retain / Accept
Transfer
Control
Exploit
Risk Owner
Risk Management Unit
Risk Management Committee
CEO
Executive Committe
Review and approve risk treatment plan
Implement the risk treatment plan & report to the board
NO
Acceptable residual risk
YES
Retain
5
Communicate and consult
Monitor and review by the Risk Management Committee, Internal Audit, Risk Management Unit and the Audit Committee
Monitor and Review

of the importance of risk management.

Employees, the management team, and all units are all to take charge of risks and responsibility for risk management to keep them to an acceptable level. The Company's risk management processes are illustrated as follows.

1. Establish Policies and Criteria

Set out the policies, objectives, scope of responsibilities, criteria, and risk management procedures to line up with the strategies, goals, and business plans that are reviewed annually. This process is to be performed at the same time as business planning to ensure they align.

2. Risk Identification

Identify the risks affecting the achievement of goals and objectives. Risks arise from both internal and external factors and must be identified. These include such things as environment, law and regulation changes, financial, information technology, information for decision making, investor relations, portfolio management, human resources, reputation, security system, and among others. The Company will then set priorities and rank risks before considering a control system. The risks that were identified as high and extremely high will be analyzed and action plans will be set out immediately.

3. Risk Analysis

Ascertain the level of the residual risk after assessing the existing control, and prioritized risk level based on the likelihood and the impact of risk events. If the residual risk is still high or extremely high, executives are to establish an action plan immediately. If the residual risk is at medium or low, managers may set out the action plan or it may be resolved during normal operational processes.

4. Risk Treatment

Establish procedures and plans for the key risks identified at the risk analysis step. Risk treatment can be done in various ways; such as risk control, risk transfer, risk avoidance, risk exploitation, and risk acceptance.

5. Monitoring and Review

Monitor risk management results to ensure they are consistent with the established action plans as well as risk management assessment. The Risk Management Unit is to follow up and report on risk management results and risk management assessment to the top executives and the Audit Committee.

Audit Fee

In 2004, SHIN and its subsidiaries paid the following fees to audit firm

- Audit fee of Baht 4.8 million and Baht 5.7 million to the audit firm and its related firm respectively.
- Other fees such as service fee and tax consulting fee totaling Baht 0.8 million.

There is no other fee except the stated fees as mentioned.

Business Codes of Conduct

To maintain high ethical standards, the Company has formulated a Business Code of Conduct to guide Company directors, management, and employees as they perform their duties in a highly ethical manner. The Code of Conduct covers the interest of stakeholders, related party transactions, compliance with laws and regulations, protection and proper use of company assets, monitoring the handling of insider information, confidentiality and the Company's securities trading, giving interviews, and preventing conflicts of interest and loss of corporate opportunity.

The Company has arranged ongoing programs to communicate ethical values to all employees. In addition, management

and supervisors at all levels have the obligation to encourage their subordinates to abide by the Code of Conduct, and always behave as model citizens and to monitor subordinates' compliance. All employees, management, and directors are encouraged to report any violation of the Code of Conduct to their supervisors, the internal audit department or the Audit Committee.

Conflict of Interest

The Board of Directors has established policy to control possible conflict of interest among related parties, such as directors, the management team, major shareholders or employees, in order to ensure integrity, fairness, and transparency of all transactions. What comprises conflict of interest is stated and defined in the Business Code of Conduct.

Related Party Transactions

The Board of Directors has established policies governing related party and connected transactions to avoid conflict of interest and to control these transactions. Related party transactions involving assets and services will be made on terms and pricing that has been negotiated on an arm's length basis. If the product price or service is not available, the Company shall compare external party transactions under the same or similar conditions. The Company may use information from the report of an independent appraiser hired by the Company to compare prices for important related party transactions to ensure reasonable pricing and the Company's best interest. Approval for related party transactions is based upon the role of regular transactions. The authority of the individual authorized to approve the transaction will be determined according to the transaction type and the authorization limit.

The Company has no policy to give financial support in the form of loans or as a loan guarantor for its group companies.

A manager or director who has a conflict of interest will not be allowed to vote on or approve a transaction. The Audit Committee is obliged to review significant related party transactions in order to monitor and prevent conflicts of interest as well as to protect the interest of minor shareholders. In executing related party transactions, the Company shall comply with the regulations of the Securities and Exchange Commission and the Stock Exchange of Thailand.

Monitoring the Handling of Insider Information

The Company has a policy to protect and prevent materials and undisclosed and confidential information from unauthorized access and misuse of the information. It has developed an information security policy that classifies documents as to the level of confidentiality, controlling access to a need-to-know level only.

In addition, directors, management and employees are prohibited from using information that has not been released to the public to trade the Company securities for their own or others' interests. The policy also requires them to avoid or refrain from trading Company securities one month prior to the release of such information to the public.

The Company has held informational meetings and training sessions as well as distributing written guidelines governing trading the Company's securities and announces the period in which trading cannot be undertaken.

The Board of Directors requires the Compliance Unit to report the holdings and change in holdings of Company securities held by directors and management to the Board of Directors' Meeting every quarter.

Offences against the above shall be regarded as opposing the Company's policy and are subject to serious disciplinary actions according to Sections 241 and 242 of the Securities and Stock Exchange Act B.E.2535.

SHIN CORPORATION ORGANIZATION CHART


BOARD OF DIRECTORS
Nominating Committee
EXECUTIVE COMMITTEE
Remuneration Committee
CHIEF EXECUTIVE OFFICER
Audit Committee
Risk Management Committee
PRESIDENT
Internal Audit & Risk Management
Portfolio Management
Accounting & Finance
Compliance & Legal
Investor Relations
Human Resources
Information Technology
Corporate Affairs
New Business

Directors' Shareholding in the Company and its Subsidiaries of the Year 2004

Name	Position	Shin Corporation PLC				Advanced Info Service PLC				Shin Satellite PLC		ITV PLC	
		Ordinary Shares		Debentures		Ordinary Shares		Debentures		Ordinary Shares		Ordinary Shares	
		2003	2004	2003	2004	2003	2004	2003	2004	2003[1]	2004[2]	2003	2004
Mr. Bhanapot Damapong	Chairman of the Board of Director	404,589,900	404,589,900	-	-	159,000	159,000	-	-	273,000	546,000	-	-
Mr. Olarn Chaipravat, Ph.D.	Vice Chairman of the Board of Director and Chairman of the Audit Committee	-	-	-	-	1,500	1,000	-	-	9,000	18,000	-	-
Mr. Boonklee Plangsiri	Director	-	1,342,000	-	20,000	-	-	-	-	250	500	-	-
Mr. Niwattumrong Boonsongpaisan	Director	186,750	213,400	-	-	12,000	12,000	-	-	100	200	-	-
Mr. Arak Chonlatanon	Director	-	382,000	-	-	-	-	-	-	200	400	-	-
Mrs. Siripen Sitasuwan	Director	888,500	906,255	-	-	-	-	5,000	5,000	-	-	-	-
Mr. Virach Aphimeteetamrong, Ph.D.	Member of the Audit Committee	-	-	-	-	-	-	2,000	2,000	-	-	-	-
Mr. Vithit Leenutapong	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Surasak Vajasit	Independent Director	-	-	-	-	-	-	-	-	-	-	-	-
Mrs. Chua Sock Koong [3]	Director	-	-	-	-	-	-	-	-	-	-	-	-

Name	Position	AD Venture Co., Ltd.		SC Matchbox Co., Ltd.		I.T. Applications and Services Co., Ltd.		Thai AirAsia Co., Ltd.		Capital OK Co., Ltd.		Merry International Investment Corp	
		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares	
		2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Mr. Bhanapot Damapong	Chairman of the Board of Director	-	-	90	90	-	-	-	-	-	-	-	-
Mr. Olarn Chaipravat, Ph.D.	Vice Chairman of the Board of Directors and Chairman of the Audit Committee	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	1	1	10	10	1	1	-	-	1	1	-	-
Mr. Niwattumrong Boonsongpaisan	Director	-	-	70	70	-	-	-	-	-	-	-	-
Mr. Arak Chonlatanon	Director	1	1	-	-	-	-	-	-	-	-	-	-
Mrs. Siripen Sitasuwan	Director	1	1	10	10	1	1	-	-	1	1	-	-
Mr. Virach Aphimeteetamrong, Ph.D.	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Vithit Leenutapong	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Surasak Vajasit	Independent Director	-	-	-	-	-	-	-	-	-	-	-	-
Mrs. Chua Sock Koong [3]	Director	-	-	-	-	-	-	-	-	-	-	-	-

As of December 31, 2004, the number of ordinary shares and debentures includes holdings by spouse and children age under 20.

1) Par Value 10 Baht
2) Shin Satellite PLC changed in the par value of the company's share from 10 Baht to 5 Baht in registered capital with the Ministry of Commerce on May 17, 2004.
3) Mrs. Chua Sock Koong was retired on May 4, 2004.

Related Transactions

During the year, Shin Corporation Public Company Limited (SHIN) and its subsidiaries and joint ventures had entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal conditions. The details of related transactions are disclosed in Note 30 to the Financial Statements ending at December 31, 2004.

Significant related transactions between SHIN, its subsidiaries, joint ventures, and the related companies are as follows:

1. Office space rental and facility service

Type and nature of transaction

SHIN, its subsidiaries, and joint ventures entered into rental and related service agreements for office space for period ranging from 2 to 3 years with companies held by the company's major shareholders, the Shinawatra family. SHIN and its subsidiaries and joint ventures have fully invested in public utilities on the lease promises and the utilities are fully functioning. Any change in the leased premises will create additional costs. The rental and services fees are comparable to the market price and in the ordinary course of business and according to normal trade conditions.

Related Companies	*Relationship*	*Type of Transaction*	*Amount (Baht Million)*
1. S.C. Office Park Company Limited	Shinawatra family, a major shareholder of SHIN, holds 60 percent	Office space rental and facility service	40.1
2. PT Corporations Company Limited	Shinawatra family, a major shareholder of SHIN, holds 69.99 percent	Office space rental and facility service	1.9
3. Pramaisuri Property Company Limited	Shinawatra family, a major shareholder of SHIN, holds 99.99 percent	Space rental and facility service	8.0
4. Asset Corporation Public Company Limited	Shinawatra family, a major shareholder of SHIN, holds 60.82 percent	Office space rental and facility service	85.4

2. Advertising Expenses

Type and nature of transaction

SC Matchbox Company Limited was provided a television advertising service from a company held by SHIN's major shareholders, the Shinawatra family. The related company's television program viewers are the same target group of the Company. The service fee is the same rate as for external customers in the ordinary course of business and according to normal trade conditions.

Related Companies	*Relationship*	*Type of Transaction*	*Amount (Baht Million)*
Howcome Entertainment Company Limited	Shinawatra family, a major shareholder of SHIN, holds 32 percent	Television advertising expense	12.3

3. Construction of satellite

Type and nature of transaction

SATTEL entered into a satellite construction agreement with Codespace Inc, which has common shareholders with Spacecode LLC, a SATTEL's subsidiary. Codespace Inc is an expert in broadband technology. The service fee based on hourly rates plus reimbursement of actual expenses.

Related Companies	*Relationship*	*Type of Transaction*	*Amount (Baht Million)*
Codespace Inc	SATTEL and Codespace Inc were joint owner of Spacecode LLC which is SATTEL's subsidiary	Hired by SATTEL for satellite technology development in the IPSTAR project.	60.2

4. Income from computer and other related services

Related Companies	*Relationship*	*Type of Transaction*	*Amount (Baht Million)*
Shinawatra family's companies	Shinawatra family, a major shareholder of SHIN, is the major shareholder	- Computer , payroll and Internet services	5.8
		- Advertising services	4.6

5. Others

Related Companies/Parties	*Relationship*	*Type of Transaction*	*Amount (Baht Million)*
1. Other related companies: - Alpine golf & sports club Company Limited - OAI leasing Company Limited - National insurance Company Limited	 Shinawatra family is the major shareholder Shinawatra family is the major shareholder Director of SHIN is the major shareholder	Car rental, space rental, and other services	3.1
2. Shareholders and directors of SHIN	Dividend paid to Shinawatra family, major shareholder of SHIN, and directors which are management of SHIN	Dividend paid	2,710.9

Related Transaction Policy

The Group has a policy on related transaction procedures based on arm's length principle. The prices are normally charged at the same rate as external customers. If there is no comparable external customer price, SHIN will compare with the products or services given under similar conditions and circumstances. In some cases, we seek appraisal from independent consultants to ensure that the price is fair and reasonable. Similar to other transactions, the approval must come from authorized person (s) according to the type and size of transaction. Moreover, management with conflict of interest in the transaction will not have approval authority for the transaction. Additionally, the Audit Committee is responsible for reviewing the significant related transactions every quarter in order to ensure that no conflict of interest occurred.

The related transactions, which required by the Stock Exchange of Thailand (SET), are made in according to the SET's rules and regulations.

Policy and Trends of Related Transaction

The related transactions are made as part of normal business operations. Therefore, it is likely that such transactions will occur in the future on a continual basis. SHIN will place special emphasis on suitable business conditions and fair pricing methods.

Overview

On 31 December 2004, the value of investment in subsidiaries, joint ventures, and associates (as per Equity Method) increased by Baht 3.3 billion or 9.6 percent to Baht 37.4 billion from Baht 34.1 billion at the year end 31 December 2003. The increase came from the share of subsidiaries' net results, net of dividends received of Baht 5.6 billion. The primary source of the added value was the share of net profit from AIS.

Table 1: Investment value and share of net results Unit: Baht million

Company	Investment portion (%)		Investment value				Share of net results		
	31 Dec 2004*	31 Dec 2003	31 Dec 2004	%	31 Dec 2003	%	2004	2003	% increase (decrease)
AIS	42.91	43.05	29,662	79.3	26,249	76.9	8,696	7,966	9
SATTEL	51.40	51.53	4,635	12.4	4,377	12.8	437	538	(19)
ITV	53.01	53.22	2,144	5.7	2,107	6.2	26	(448)	106
TAA	50.00	50.00	71	0.2	195	0.6	(124)	(3)	(4,033)
OK	60.00	60.00	459	1.2	599	1.8	(140)	(0)	-
Others			418	1.2	572	1.7	(1)	121	(101)
Total			37,389	100.0	34,099	100.0	8,893	8,174	9

* Percentage decreased from the exercise of warrants under the ESOP program.

In the year 2004, SHIN again recompensed its shareholders by paying dividends using cash from dividends received from its subsidiaries and associates, particularly from AIS. Details of dividends received and paid are as follows:

Unit: Baht million

Source	For period	Baht / share	Amount
Dividends received			
Annual dividend			
AIS	2H03	2.10	2,654
Other subsidiaries	2003		220
Interim dividend			
AIS	1H04	2.15	2,717
Total dividends received			5,591
Dividends paid			
Annual dividend	2H03	0.90	2,653
Interim dividend	1H04	0.92	2,714
Total dividends paid			5,367
Net dividends received			224

In February 2005, the Board of Directors of SHIN approved the payment of dividends for the year 2004 at the rate of Baht 2.00 per share, of which Baht 0.92 per share had already been paid as an interim dividend. The remaining Baht 1.08 per share will be paid in April 2005.

Operating Results

SHIN is a holding company whose primary investments are in telecommunications, satellites, television broadcasting, media, budget airline and consumer finance. AIS, the leading cellular phone service provider and its principal investment (42.91 percent stake), is not consolidated but is recorded by an equity method. For analytical review purposes, SHIN assessed the operational results and financial position of each major investment separately. The operational results of new businesses, the budget airline and consumer finance were insignificant, so their results are not included in the analysis.

Table 2: SHIN's selected financial information (the Company only)

Unit: Baht million

	31 Dec 2004	31 Dec 2003	% increase (decrease)
Normalized net profit*	8,700	8,047	*8.1*
Net profit	8,700	9,596	*(9.3)*
Other income	32	1,638	*(98.0)*
Share of net results	8,893	8,174	*8.8*
EPS (Baht)	2.95	3.27	*(9.8)*

* Normalized net profit in 2003 excluded other income from reversal of provision for liabilities and charges from loan guarantees

Net profit

SHIN's normalized net profit in 2004 increased by 8.1 percent from Baht 8.0 billion in 2003 to Baht 8.7 billion in 2004. However, net profit in 2004 deceased by 9.3 percent from Baht 9.6 billion in 2003, if non-recurring income from reversal of provision for liabilities and charges from the loan guarantee incurred in 2003 were included.

Other income

In 2003, the Company had non-recurring income of Baht 1.5 billion from the reversal of provision for liabilities and charges from the loan guarantee incurred by successfully negotiating the release of corporate guarantee to a former subsidiary with a third party. The final settlement was agreed upon in the amount of USD 3.1 million or approximately Baht 130 million. The remaining provision balance for liabilities and charges was reversed and written back to the "other income" line item in the income statement. As a result, other income in 2004 decreased by 98.0 percent from Baht 1.6 billion in 2003 to Baht 32 million.

Share of net results from investments

Share of net results from subsidiaries, joint ventures, and associates increased by 8.8 percent to Baht 8.9 billion from Baht 8.2 billion in 2003. The main reasons were as follows: (see table 1)

AIS: The share of net results from AIS increased by 9.2 percent from Baht 7.96 billion in 2003 to Baht 8.69 billion in 2004. The increase resulted from the growth in subscriber base, especially in prepaid subscribers, and a decrease in allowance for doubtful accounts

SATTEL: The share of net results from SATTEL decreased by 18.8 percent from Baht 538 million in 2003 to Baht 437 million in 2004. This was mainly due to the decrease in revenue from transponder services and loss on foreign exchange (while SATTEL had gain from foreign exchange in 2003). Also, marketing expenses and allowance for doubtful accounts increased in 2004 from last year.

ITV: The share of net results from ITV increased 105.8 percent from a net loss of Baht 448 million in 2003 to a net profit of Baht 26 million in 2004. This was mainly due to the increase in revenue as a result of improvement in TV ratings and a reduction in the concession fee following the Arbitration Panel's decision.

Financial Position

SHIN's net assets (net of liabilities) or shareholders' equity increased by Baht 3.8 billion from Baht 32.7 billion at the end of 2003 to Baht 36.5 billion at the end of 2004. This was primarily due to a net increase in the value of investments in the amount of Baht 3.3 billion (net of dividends received of Baht 5.6 billion), with the main increase from the share of net results from AIS.

Cash Flow

SHIN had net cash outflow from operating activities in the amount of Baht 44 million for 2004, while its cash inflow for 2003 was Baht 101 million. This was mainly due to the final receipt of payment on an accounts receivable of telecom project in 2003.

SHIN had net cash inflow from investment activities in the amount of Baht 5.9 billion from major activities as follows:

- Dividends received from subsidiaries and associates of Baht 5.6 billion.
- Cash proceeds from sale of investment in TMC to CSL (a subsidiary of SATTEL) in the amount of Baht 306 million.

SHIN had net cash outflow from financing activities in the amount of Baht 5.4 billion mainly from major activities as follows:

- Dividend paid of Baht 5.4 billion.
- Payment on long-term loans of Baht 236 million.
- Cash received from the ESOP project of Baht 226 million.

Capital Structure and Liquidity

SHIN's liquidity ratio rose to 34.36x as of December 31, 2004, from 4.89x as of December 31, 2003, due to an increase in cash from dividends received and disposal of investment in TMC.

The debt to equity ratio increased slightly to 0.09x as of December 31, 2004 from 0.10x of December 31, 2003, as a result of growth in shareholders' equity, which was generated from operating results and the release from provisions for loan guarantee.

Advanced Info Public Company Limited and Subsidiaries (AIS)

Operating Results

AIS' net profit was Baht 20.3 billion, growing 9.3 percent from last year because of growth in its customer base brought by steady growth in the market and demand for prepaid One-2-Call!. in 2004, its customer base increased by 1.9 million subscribers or 14.7 percent from 31 December 2003 to 15.2 million subscribers, comprising 2.1 million postpaid (GSM ADVANC and GSM 1800) subscribers, and 13.1 million prepaid (One-2-Call!) subscribers.

Revenue

AIS generated total revenue of Baht 96.4 billion in 2004, increasing 7.6 percent from 2003. Revenue from services and equipment rentals was 83.9 billion, increasing by 14.4 percent from the previous year due to an increase in subscriber base especially for One-2-Call!. AIS had attractive promotion campaigns, including "Sawasdee" and "Freedom Choices" scheme. Average Revenue Per User (ARPU) for GSM ADVANC and One-2-Call! was Baht 1,233 and Baht 359, respectively, increased from 2003. This was due to sales promotions that offered options and price plans clearly differentiated for customer lifestyles. Revenue from handset sales decreased by Baht 3.7 billion or 23.5 percent from 2003 to Baht 12.0 billion as a result of a decrease in both sales volume and selling price, affected by intense competition in the handset market.

Cost of services and sales

Total costs came to Baht 53.0 billion, an increase of 7.2 percent from 2003. Cost of services and equipment rentals was Baht 22.4 billion, growth of Baht 3.1 billion or 15.8 percent from 2003 due to higher network amortization resulting from expansion in the mobile service network. Concession fees and excise taxes amounted to Baht 19.9 billion, an increase of 12.7 percent from 2003, in line with the rise in revenue from mobile services. Cost of sales decreased by 14.0 percent from 2003 to Baht 10.6 billion because of the decrease in revenue from sales.

Selling and administrative expenses

Total selling and administrative expenses in 2004 amounted to Baht 11.0 billion, a decrease of Baht 1.3 billion or 10.5 percent. The decrease mainly resulted from a decrease in bad debt expense due to efforts that strengthened collection performance.

Financial Position

Assets

At the end of 2004, total assets were Baht 121.2 billion, 3.0 percent lower than 2003, mainly due to depreciation and amortization of plant, property and equipment and assets under the concession agreement. However, cash and cash equivalents increased from operations.

Liabilities

Total liabilities were Baht 53.1 billion, a decrease of Baht 12.2 billion, or 18.7 percent. This was mainly due to redemption of long-term debentures (Baht 8.0 billion) and repayment on borrowing (Baht 4.9 billion).

Shareholders' equity

At the end of 2004, total shareholders' equity was Baht 68.1 billion, an increase of Baht 8.5 billion from 2003, mainly resulting from net profit of Baht 20.3 billion minus Baht 12.5 billion dividend paid.

Liquidity

At the end of 2004, AIS recorded net cash inflow from operating activities of Baht 38.9 billion, comparable with last year. AIS had net cash outflow in investing activities of Baht 13.1 billion, decreased from Baht 16.4 billion of last year, as a result of lower investment in assets under concession. AIS' net cash outflow in financing activities was Baht 25.0 billion, mainly due to redemption of long-term debentures, borrowing, and dividend payments. Thus, at the end of 2004, cash and cash equivalents increased by Baht 817 million.

Shin Satellite Public Company Limited and Subsidiaries (SATTEL)

The IPO of CSL in April 04 diluted the investment in CSL from 50.02 percent to 40.02 percent, changing the status of the investment in CSL from a subsidiary to an associate, and the method of recording contribution was changed from full consolidation to equity method from the second quarter of 2004.

Operating Results

SATTEL reported consolidated net profit for the year 2004 of Baht 856 million, a decrease from Baht 1.1 billion in 2003.

Sales and service income

SATTEL reported consolidated sales and service income of Baht 5.1 billion, a decrease of Baht 685 million or 11.8 percent from last year, mainly due to the change in the status of CSL.

However, if the revenue for 2004 of CSL was consolidated, SATTEL would report consolidated sales and service income of Baht 6.7 billion, an increase of Baht 813 million or 14.0 percent from last year.

Revenue from transponder services in 2004 was Baht 3.1 billion, a decrease of Baht 166 million or 5.1 percent compared to Baht 3.3 billion last year. This comprised of Baht 502 million from IPSTAR service, an increase of 243.8 percent, and Baht 2.6 billion from Thaicom, a decrease of 16.7 percent. The increase in the IPSTAR service and sales of UT gateway came from concentration on IPSTAR marketing activities and the installation of all seven IPSTAR first generation gateways. This was offset by a decrease in revenue from transponder services due to the end of transponder service agreements with Department of Space, India (DOS) in 2003 and the mandatory termination of a transponder service agreement with one client who is facing financial trouble.

Revenue from the telephone network business in 2004 was Baht 1.6 billion, an increase of Baht 219 million or 16.3 percent compared to Baht 1.3 billion in 2003. This was the result of a gradual increase in subscribers of 122 percent to LTC's Mobile Prepaid services. This was accompanied by an increase in minutes of usage of subscribers.

Revenue from the Internet business in 2004 was Baht 409 million, a decrease of Baht 785 million or 65.7 percent compared to Baht 1.2 billion for 2003. This was largely a result of the change in the status of CSL. However, if CSL's revenue for 2004 had been consolidated, revenue from Internet services would be Baht 1.5 billion, a steady increase of 22.4 percent from the previous year. This is due to the high growth of the Internet industry, especially in ADSL and leased line services. Also, the consolidated sales and service income of 2004 increased from the revenue of printing and distributing phone directories business of TMC, which SATTEL has acquired in March 2004.

Cost of sales and services

SATTEL reported consolidated cost of sales and services of Baht 3.2 billion decreased by Baht 316 million, or 8.9 percent from last year.

Costs relating to transponder leasing and related services were Baht 2.18 billion, an increase of 1.1 percent from Baht 2.16 billion in 2003. This was due to an increase of Baht 240 million in the cost of providing IPSTAR service, reflecting the cost of sale of IPSTAR user terminals and depreciation of the IPSTAR gateways. This was offset by a decrease of Baht 217 million in costs relating to Thaicom business, mainly from a drop of Baht 153 million in the concession fee in accordance with lower transponder service revenue.

Costs relating to the telephone business amounted to Baht 737 million, an increase of 21.8 percent from Baht 605 million last year. This was because SATTEL has been expanding and developing its fixed line and mobile network in Cambodia and Laos. This led to an increase in amortization of telephone network equipment from the previous year. CamShin's revenue sharing cost in 2004 was lower than in 2003 following a reduction in rate of revenue sharing from 11 percent to 7 percent since July 2004.

Costs associated with the internet business were Baht 275 million, or a 64.2 percent decrease from Baht 769 million last year. This was mainly due to the change in the status of CSL. However, if CSL's cost of Internet business for 2004 was consolidated, the consolidated cost of providing Internet service in 2004 would be Baht 919 million, an increase of 19.5 percent from last year, as a result of an increase in international leased line costs related to the expansion of the customer base and to maintain service quality. Also, the cost of sales and services of 2004 increased from the cost of printing and distributing phone directories business of TMC, which SATTEL has acquired in March 2004.

Selling and administrative expenses

SG&A was Baht 1.0 billion in 2004, a decrease of Baht 102 million, or 9.2 percent compared to Baht 1.1 billion in 2003. This was mainly due to the change in the status of CSL. However, if the SG&A for 2004 of CSL was consolidated, the consolidated SG&A of 2004 would be Baht 1.5 billion, an increase of Baht 358 million or 32.4 percent. This was mainly because of the recognition of SG&A of printing and distributing phone directories business of TMC following its acquisition in March 2004.

Gain (Loss) on exchange rate

SATTEL reported a loss of Baht 28 million in foreign exchange in 2004, in contrast to a gain of Baht 120 million in the previous year.

Other income

SATTEL's other income was Baht 334 million, an increase of Baht 42 million or 14.4 percent compared to Baht 292 million in 2003. This was mainly attributable to a gain of Baht 294 million on an unwound / exercised option contract.

Financial Position

Assets

At the end of 2004, SATTEL reported total assets of Baht 27.6 billion, an increase from the end of 2003 of Baht 2.5 billion or 9.8 percent. Investment in the iPSTAR project and the expansion of the telephone network in Cambodia and Laos accounted for this increase. In 2004, SATTEL presented CSL's net assets as an investment in an associate because of the change in the status of CSL following its IPO, as described above.

Liabilities

SATTEL's total borrowing at the end of 2004 was Baht 16.3 billion, an increase of Baht 1.3 billion from Baht 15.0 billion at the end of 2003. This is largely accounted for by the IPSTAR project.

Shareholder's equity

SATTEL's paid up capital increased from Baht 4.37 billion at the end of 2003 to Baht 4.38 billion because of the exercise of warrants under the ESOP program. In addition, SATTEL recorded an unrealized gain on dilution of the investment in CSL of Baht 376 million under shareholders' equity and dividends paid out in 2003 of Baht 219 million. Therefore, the shareholders' equity was Baht 9.2 billion at the end of this year.

Liquidity

At the end of 2004, SATTEL had a current ratio of 0.44x, down from 0.57x at the end of 2003. This was because of an increase in the current portion of long-term loans for the IPSTAR project of around Baht 1.1 billion. At the end of 2004, the debt to equity ratio was 1.78x.

ITV Public Company Limited (ITV)

Operating Results

2004 was also a benchmark year with ITV posting its first year net profit of Baht 205 million, which resulted from an 8.1 percent increase in revenues and a 30.6 percent decline in total expenses from last year.

Revenues

ITV's revenues continued to increase, showing an 8.1 percent rise from 2003. Advertising income amounted to Baht 1.4 billion, or a 7.6 percent increase from the previous year, caused by increasing market share from 14 percent to 16 percent in 2004. Air time rental totaled Baht 403 million, or a 12.4 percent increase from the previous year as a result of a rise in airtime rate.

Costs and SG&A

In 2004, ITV's cost of service and SG&A was Baht 1.4 billion which is a decrease of 5.9 percent from last year due to the decrease of cost of service by Baht 136 million, or 12.5 percent. This was due to a reduction in entertainment programming costs brought by changes in the production scheme from "hired production" basis to "revenue sharing" or "airtime sharing" basis.

Concession expense

ITV recorded a concession expense of Baht 230 million, based on the required minimum return set in accordance with the verdict passed by the arbitrator on 30 January 2004 requiring a downward adjustment of the required minimum concession compensation.

Financial Position

Assets

At the end of 2004, ITV's total assets amounted to Baht 2.9 billion, a decrease from the Baht 215 million at the end of 2003, or 6.7 percent. This was mainly due to a decline in accounts receivable as a result of improved trading account monitoring and collection management and a decline in concession assets as a result of amortization.

Liabilities

Total liabilities stood at Baht 1.3 billion, reflecting a drop of Baht 445 million, or 25.1 percent. The decline resulted from full repayment of short-term loans and a reduction in the amounts of long-term loans outstanding brought by scheduled and early payments made possible by excess liquidity brought by profits.

Shareholders' equity

At the end of 2004, ITV's total shareholders' equity was Baht 1.6 billion, an increase of Baht 230 million from last year. The increase resulted from a net profit of Baht 205 million and a capital injection from the exercise of warrants under the ESOP program. The debt to equity ratio improved from 0.81x in 2003 to 1.25x in 2004.

Board of Directors' Responsibility for Financial Reporting

The Board of Directors is responsible for Shin Corporation Public Company Limited's financial statements and Shin Corporation Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgement and the best estimations. Important information is adequately and transparently disclosed in the notes to financial statements for the company's shareholders and investors.

The Board of Directors has provided and maintained a risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weakness that may be present in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy, financial reports, internal controls, internal audit, and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have been included in the Audit Committee Report which is presented in this annual report.

The financial statements of the company and the consolidated financial statements of the company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided with all of the company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the company's overall internal control system has functioned up to a satisfactory level and rendered credibility and reliability to Shin Corporation Public Company Limited's financial statements and Shin Corporation Public Company Limited and its subsidiaries' consolidated financial statements for the year ended 31 December 2004. The Board of Directors also believes that all these financial statements have been prepared in accordance with generally accepted principles and related regulations.

(Bhanapot Damapong)
Chairman of the Board

(Boonklee Plangsiri)
Chairman of the Executive Committee

Auditor's Report

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheets as of 31 December 2004 and 2003, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2004 and 2003, and the consolidated and company results of operations and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
18 February 2005

Balance Sheets

Shin Corporation Public Company Limited
As at 31 December 2004 and 2003

		Consolidated		Company	
		2004	2003 Restated	2004	2003 Restated
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	4	3,563,016,327	3,579,241,762	1,852,172,180	1,401,310,373
Current investments	5	485,343,080	296,258,468	275,199,345	283,746,087
Trade accounts and notes receivable, net	6	1,931,200,566	2,004,038,629	15,338,833	19,307,643
Current portion of loan and accrued interest receivable, net	7	590,292,209	-	-	-
Amounts due from and advances to related parties	30	10,858,353	6,080,308	264,903	1,210,531
Inventories, net	8	363,212,976	562,341,162	-	-
Current portion of accounts receivable-forward contract, net		557,130	-	-	-
Other current assets	9	592,205,042	741,611,956	42,584,726	34,967,618
Total current assets		7,536,685,683	7,189,572,285	2,185,559,987	1,740,542,252
Non-current assets					
Loan and accrued interest receivable, net	7	455,949,553	-	-	-
Investments in subsidiaries, associates and joint ventures	10	30,141,262,135	26,223,131,378	37,389,405,079	34,099,433,031
Other investments	11	26,249,938	25,000,000	26,249,938	25,000,000
Loans to other company		29,174,451	26,421,642	-	-
Property and equipment, net	12	20,019,468,040	17,443,340,494	48,602,500	61,153,316
Other assets					
Property and equipment under concession agreements, net	13	6,098,020,583	7,075,769,244	-	-
Goodwill, net	14	1,404,375,690	1,556,639,366	-	-
Intangible assets, net	15	356,721,412	377,278,720	28,329,733	30,698,908
Other assets	30	295,743,459	241,832,708	6,630,805	6,780,805
Total non-current assets		58,826,965,261	52,969,413,552	37,499,218,055	34,223,066,060
Total assets		66,363,650,944	60,158,985,837	39,684,778,042	35,963,608,312

The accompanying notes are an integral part of these consolidated and company financial statements.

Balance Sheets (continued)

Shin Corporation Public Company Limited
As at 31 December 2004 and 2003

		Consolidated		Company	
		2004	2003 Restated	2004	2003 Restated
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	17	2,112,039,934	1,197,000,000	-	-
Trade accounts and notes payable	16	1,182,802,110	1,024,457,664	1,604,820	1,625,773
Amounts due to and loans from related parties	30	6,434,171	2,286,863	660,404	3,163,812
Short-term loan from other company	17	-	6,101,895	-	-
Current portion of long-term borrowings	17	2,227,293,356	1,875,117,721	1,130,379	227,582,441
Current portion of forward contracts payable, net	19	563,674,263	604,489,800	-	-
Accrued concession fees		1,024,641,661	686,803,454	-	-
Other current liabilities	18	1,413,881,828	1,311,830,139	60,218,029	123,403,322
Total current liabilities		8,530,827,323	6,708,087,536	63,613,632	355,775,348
Non-current liabilities					
Forward contracts payable, net	19	-	36,521,000	-	-
Long-term borrowings, net	17	12,790,386,388	12,641,124,598	1,601,149	2,276,980
Long-term debentures, net	17	2,680,086,930	2,672,596,813	2,680,086,930	2,672,596,813
Other liabilities		520,959,567	397,013,888	404,033,177	242,534,117
Total non-current liabilities		15,991,432,885	15,747,256,299	3,085,721,256	2,917,407,910
Total liabilities		24,522,260,208	22,455,343,835	3,149,334,888	3,273,183,258

The accompanying notes are an integral part of these consolidated and company financial statements.

Balance Sheets (continued)

Shin Corporation Public Company Limited
As at 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Restated Baht	Company 2004 Baht	Company 2003 Restated Baht
Shareholders' equity					
Share capital	20				
Authorised share capital -					
common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid-up share capital -					
common shares		2,953,632,089	2,939,047,500	2,953,632,089	2,939,047,500
Warrants	20	607,928,668	607,940,845	607,928,668	607,940,845
Premium on share capital	20	5,109,278,491	4,871,898,000	5,109,278,491	4,871,898,000
Unrealised gain on dilution of					
investments	3	3,619,811,564	3,317,161,638	3,619,811,564	3,317,161,638
Unrealised loss from revaluation of					
investment	5	(26,801,817)	(18,614,953)	(26,801,817)	(18,614,953)
Advance receipt for share subscription		-	25,272,440	-	25,272,440
Retained earnings					
Appropriated					
Legal reserve	21	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		23,867,925,905	20,534,743,231	23,867,925,905	20,534,743,231
Cumulative foreign currency translation					
adjustment		(96,331,746)	(87,023,647)	(96,331,746)	(87,023,647)
Total parent's shareholders' equity		36,535,443,154	32,690,425,054	36,535,443,154	32,690,425,054
Minority interests	22	5,305,947,582	5,013,216,948	-	-
Total shareholders' equity		41,841,390,736	37,703,642,002	36,535,443,154	32,690,425,054
Total liabilities and shareholders' equity		66,363,650,944	60,158,985,837	39,684,778,042	35,963,608,312

The accompanying notes are an integral part of these consolidated and company financial statements.

Statements of Income

Shin Corporation Public Company Limited
As at 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Restated Baht	Company 2004 Baht	Company 2003 Restated Baht
Revenues	30				
Revenues from sales and services		10,630,927,238	10,378,908,432	296,816,958	308,943,893
Other income	23	379,564,486	2,087,416,413	31,804,866	1,638,311,677
Share of net results from investments					
- equity method	10	8,814,649,052	7,970,429,260	8,893,083,904	8,174,248,036
Total revenues		19,825,140,776	20,436,754,105	9,221,705,728	10,121,503,606
Expenses	30				
Cost of sales and services		6,903,893,966	6,320,190,059	116,322,645	116,517,900
Concession fee		662,299,007	1,436,123,033	-	-
Selling and administrative expenses		2,308,272,668	2,036,626,919	219,882,986	212,237,649
Directors' remuneration	24	14,406,634	13,890,575	7,890,900	7,520,900
Total expenses		9,888,872,275	9,806,830,586	344,096,531	336,276,449
Profit before interest and tax		9,936,268,501	10,629,923,519	8,877,609,197	9,785,227,157
Interest expense		(347,639,156)	(385,255,559)	(177,860,036)	(188,283,216)
Income tax	34	(361,502,981)	(382,626,913)	-	-
Profit before minority interests		9,227,126,364	9,862,041,047	8,699,749,161	9,596,943,941
Share of net results from subsidiaries to minority interests		(527,377,203)	(265,097,106)	-	-
Net profit for the year		8,699,749,161	9,596,943,941	8,699,749,161	9,596,943,941
Basic earnings per share (Baht)	26				
Net profit for the year		2.95	3.27	2.95	3.27
Diluted earnings per share (Baht)	26				
Net profit for the year		2.85	3.26	2.85	3.26

The accompanying notes are an integral part of these consolidated and company financial statements.

Statements of Changes in Shareholders' Equity

Consolidated (Baht)

	Issued and paid up share capital (Note 20)	Warrants (Note 20)	Premium on share capital (Note 20)	Unrealised gain on dilution from Investment (Note 3)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve (Note 21)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests (Note 22)	Total
As at 31 December 2002											
As previously reported	2,937,000,000	607,940,845	4,837,500,000	-	-	-	500,000,000	17,797,950,590	10,192,405	4,367,277,245	31,057,861,085
Prior period adjustment (Note 3)	-	-	-	3,191,256,752	-	-	-	(3,191,256,752)	-	-	-
As restated	2,937,000,000	607,940,845	4,837,500,000	3,191,256,752	-	-	500,000,000	14,606,693,838	10,192,405	4,367,277,245	31,057,861,085
Increase share capital	2,047,500	-	34,398,000	-	-	-	-	-	-		36,445,500
Unrealised gain on dilution from investment	-	-	-	125,905,065	-	-	-	-	-	-	125,905,065
Unrealised loss from revaluation of investment	-	-	-	-	(18,614,953)	-	-	-	-	-	(18,614,953)
Advance receipt for share subscription increase during the period	-	-	-	-	-	25,272,440	-	-	-	-	25,272,440
Net profit for the period	-	-	-	-	-	-	-	9,596,943,941	-	-	9,596,943,941
Dividend paid during the period (Note 35)	-	-	-	-	-	-	-	(3,668,894,727)	-	-	(3,668,894,727)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(97,216,052)	-	(97,216,052)
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	645,939,703	645,939,703
As at 31 December 2003	2,939,047,500	607,940,845	4,871,898,000	3,317,161,817	(18,614,953)	25,272,440	500,000,000	20,534,743,052	(87,023,647)	5,013,216,948	37,703,642,002
Increase share capital	14,584,589	(12,177)	237,380,491	-	-	-	-	-	-	-	251,952,903
Unrealised gain on dilution from investment	-	-	-	302,649,747	-	-	-	-	-	-	302,649,747
Unrealised loss from revaluation of investment	-	-	-	-	(8,186,864)	-	-	-	-	-	(8,186,864)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(25,272,440)	-	-	-	-	(25,272,440)
Net profit for the period	-	-	-	-	-	-	-	8,699,749,161	-	-	8,699,749,161
Dividend paid during the period (Note 35)	-	-	-	-	-	-	-	(5,366,566,308)	-	-	(5,366,566,308)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(9,308,099)	-	(9,308,099)
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	292,730,634	292,730,634
As at 31 December 2004	2,953,632,089	607,928,668	5,109,278,491	3,619,811,564	(26,801,817)	-	500,000,000	23,867,925,905	(96,331,746)	5,305,947,582	41,841,390,736

The accompanying notes are an integral part of these consolidated and company financial statements.

Statements of Changes in Shareholders' Equity (continued)

Company (Baht)

	Issued and paid up share capital (Note 20)	Warrants (Note 20)	Premium on share capital (Note 20)	Unrealised gain on dilution from Investment (Note 3)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve (Note 21)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2002											
As previously reported	2,937,000,000	607,940,845	4,837,500,000	-	-	-	500,000,000	17,797,950,590	10,192,405	-	26,690,583,840
Prior period adjustment (Note 3)	-	-	-	3,191,256,752	-	-	-	(3,191,256,752)	-	-	-
As restated	2,937,000,000	607,940,845	4,837,500,000	3,191,256,752	-	-	500,000,000	14,606,693,838	10,192,405	-	26,690,583,840
Increase share capital	2,047,500	-	34,398,000	-	-	-	-	-	-	-	36,445,500
Unrealised gain on dilution from investment	-	-	-	125,905,065	-	-	-	-	-	-	125,905,065
Unrealised loss from revaluation of investment	-	-	-	-	(18,614,953)	-	-	-	-	-	(18,614,953)
Advance receipt for share subscription increase during the period	-	-	-	-	-	25,272,440	-	-	-	-	25,272,440
Net profit for the period	-	-	-	-	-	-	-	9,596,943,941	-	-	9,596,943,941
Dividend paid during the period (Note 35)	-	-	-	-	-	-	-	(3,668,894,727)	-	-	(3,668,894,727)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(97,216,052)	-	(97,216,052)
As at 31 December 2003	2,939,047,500	607,940,845	4,871,898,000	3,317,161,817	(18,614,953)	25,272,440	500,000,000	20,534,743,052	(87,023,647)	-	32,690,425,054
Increase share capital	14,584,589	(12,177)	237,380,491	-	-	-	-	-	-	-	251,952,903
Unrealised gain on dilution from investment	-	-	-	302,649,747	-	-	-	-	-	-	302,649,747
Unrealised loss from revaluation of investment	-	-	-	-	(8,186,864)	-	-	-	-	-	(8,186,864)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(25,272,440)	-	-	-	-	(25,272,440)
Net profit for the period	-	-	-	-	-	-	-	8,699,749,161	-	-	8,699,749,161
Dividend paid during the period (Note 35)	-	-	-	-	-	-	-	(5,366,566,308)	-	-	(5,366,566,308)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(9,308,099)	-	(9,308,099)
As at 31 December 2004	2,953,632,089	607,928,668	5,109,278,491	3,619,811,564	(26,801,817)	-	500,000,000	23,867,925,905	(96,331,746)	-	36,535,443,154

The accompanying notes are an integral part of these consolidated and company financial statements.

Statements of Cash Flows

Shin Corporation Public Company Limited
As at 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Restated Baht	Company 2004 Baht	Company 2003 Restated Baht
Net cash flows from/ (used in) operating activities	29	2,004,505,380	1,818,378,837	(44,313,213)	101,232,971
Cash flows from investing activities					
Acquisition of subsidiaries and associates, net of cash acquired		(180,037,912)	(206,239,166)	-	(2,345,623,297)
Acquisition of other investment, net of cash acquired		(1,249,938)	-	(1,249,938)	-
Purchases of property and equipment		(3,122,725,926)	(6,113,174,571)	(26,451,239)	(19,210,585)
Investments in intangible assets		(52,375,174)	(77,637,658)	(21,500)	-
Investments in property and equipment under concession agreements		(81,942,850)	(123,020,173)	-	-
(Increase) decrease in current investments		(200,148,850)	298,054,785	-	297,638,960
Increase in advances to other company		-	(5,503,965)	-	-
Decrease in loans and advances to related parties		-	28,222,890	945,629	1,675,621,363
Disposals of a subsidiary/ joint venture, net of cash disposed	10	-	9,990,000	306,000,000	-
Proceeds from disposal of equipment		19,017,362	27,175,350	2,028,221	1,735,327
Dividends received from subsidiaries and associates	10	5,408,290,999	4,486,177,600	5,590,453,685	4,641,120,564
Net cash flows from/ (used in) investing activities		1,788,827,711	(1,675,954,908)	5,871,704,858	4,251,282,332
Cash flows from financing activities					
Receipts from short-term loans		5,111,366,307	4,397,599,289	-	-
Receipts from long-term loans		1,674,243,434	8,186,648,679	-	-
Receipts from share capital issued by subsidiaries	10	1,135,861,956	585,000,000	-	-
Receipts from share capital increase	20	226,680,463	36,445,500	226,680,463	36,445,500
Receipts from advance receipt for share subscription		-	25,272,440	-	25,272,440
Repayments of short-term loans		(3,694,819,679)	(5,974,882,326)	-	-
Repayments of long-term loans		(1,327,766,503)	(2,050,648,122)	(236,643,993)	(11,789,738)
Redemption of debenture		-	(310,674,396)	-	(310,674,396)
Dividends paid	35	(5,366,566,308)	(3,668,894,692)	(5,366,566,308)	(3,668,894,692)
Dividends paid to minorities		(106,206,167)	-	-	-
Net cash flows from/ (used in) financing activities		(2,347,206,497)	1,225,866,372	(5,376,529,838)	(3,929,640,886)

The accompanying notes are an integral part of these consolidated and company financial statements.

Statements of Cash Flows

Shin Corporation Public Company Limited
As at 31 December 2004 and 2003

	Note	Consolidated		Company	
		2004	2003 Restated	2004	2003 Restated
		Baht	Baht	Baht	Baht
Net increase in cash and cash equivalents		1,446,126,594	1,368,290,301	450,861,807	422,874,417
Cash and cash equivalents, opening balance		3,579,241,762	2,130,368,182	1,401,310,373	984,133,511
Cash recognised on change of status of associate to joint venture		-	84,789,169	-	-
Cash recognised on change of status of joint venture to associate	10	(1,469,857,634)	-	-	-
Unrealised loss on exchange rate		7,505,605	(4,205,890)	-	(5,697,555)
Cash and cash equivalents, closing balance	4	3,563,016,327	3,579,241,762	1,852,172,180	1,401,310,373

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the year ended 31 December 2004 and 2003 are as follows:

	Consolidated		Company	
	2004	2003 Restated	2004	2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	457.37	432.69	0.19	25.79
Income tax paid	384.08	350.81	9.68	11.75
Non-cash transactions				
Purchase of property and equipment and intangible assets by liabilities	452.11	134.56	0.55	11.22
Property and equipment under finance leases	3.00	0.95	0.65	-
Purchase of programming rights and production costs by liabilities	8.08	19.28	-	-
Acquisition of investment in a subsidiary through share swap	-	88.99	-	-
Conversion of accounts payable - purchase of equipment to long-term loans	-	19.59	-	-

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is :

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, joint ventures and other related companies (together "the Shin Corp Group", or the Group") are principally engaged in the satellite, internet, telecommunications, media industries, low-fare airline and consumer finance sectors. The Group renders satellite transponder and related services, operates a television channel, is an internet service provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services, provides data transmission services, operates a low-fare airline and offers consumer finance.

The principal business units are Shin Corporation Public Company Limited, its subsidiaries, Shin Satellite Public Company Limited and ITV Public Company Limited, and associates, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited. All of these companies are listed on the Stock Exchange of Thailand.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services to be an Internet Service Provider, to produce telephone directories, to act as a television broadcaster, and to provide domestic mobile phone networks in Cambodia, to provide telecommunication services in the Laos PDR and Cellular Telephone Systems in Thailand. The periods of the concessions range from 10-35 years. Under these concession agreements, certain companies in the Group must pay minimum fees to the relevant government agencies based on a percentage of service income or at the rate specified in the relevant agreements, whichever is the higher. In addition, certain companies in the Group, according to their concession agreements must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

The principal concessions held by subsidiaries, associates and a joint venture at 31 December 2004 include:

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broadcasting- under UHF system	Thailand	ITV Public Company Limited	July 2025
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022
Internet services	Thailand	CS Loxinfo Public Company Limited	April 2007
Joint Venture			
Fixed phone, mobile phone, international facilities, paging and internet	Laos PDR	Lao Telecommunications Company Limited	2021

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group has power to govern the financial and operating policies, are consolidated; attention is directed to the substance of the power, and not merely the legal form.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date on which the Group ceases to have the power to exercise control over the operations. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings. A list of the principal subsidiaries is set out in Note 10.

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

2 Accounting policies (continued)

2.2 Group accounting (continued)

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. A list of the principal joint ventures and further details about joint ventures are set out in Notes 10 and 31 respectively.

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on the equity basis.

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates. A list of the principal associates is set out in Note 10.

In the Company's separate financial statements, the Company accounts for its interest in associates on an equity basis.

d) Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by publicly traded subsidiaries, joint ventures or associates to the public are recognised in shareholders' equity in the balance sheet. The dilution gains or losses from non-listed subsidiaries, joint ventures or associates are recognised as an unrealised gain on dilution from investment in the shareholders' equity in the balance sheet in the proceeds from the sale can be objectively determined (Note 3.2).

2 Accounting policies (continued)

2.3 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currency translation

Transactions denominated in foreign currencies are translated into Baht at the rate of exchange prevailing on the transaction dates. Realised gains and losses on exchange are recognised as income or expense as incurred. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rate of exchange prevailing at the balance sheet date. Unrealised gains and losses on exchange are recognised as income or expense as incurred.

Statements of income of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates prevailing on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

2.5 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

2.6 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than three months but less than twelve months.

2 Accounting policies (continued)

2.7 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An allowance is recorded for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.8 Loans and accrued interest receivables

Loans and accrued interest receivables are carried at anticipated realisable value. A group company fully sets up the allowance for doubtful accounts when the payment is in default for more than three consecutive periods and writes them off when the payment is in default for more than 180 days. In addition, a general allowance for doubtful accounts has been set for the outstanding balance.

Bad debts are written off during the year in which they are identified.

2.9 Inventories

Inventories are valued at the lower of cost and net realisable value. Costs are determined using the moving weighted average method except for the cost of mobile phones and paper, which are determined using the first in first out method. Work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity).

Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses. An allowance is made against cost where there is diminution in value arising on obsolete and defective inventory

2.10Programming rights

A group company buys programming rights for broadcasting. Programming rights are stated at cost. The cost comprises both the purchase price and other costs directly attributable to the acquisition of the programming rights, such as duties, less all attributable discounts, allowance or rebates. Provision is made, where necessary, for impairment based on the estimated recoverable value.

The cost of the programming rights is amortised according to the number of transmissions specified in the broadcasting agreement. If the program is broadcast more than once, the cost of the programming rights is amortised at a rate of 80% on the first transmission and 20% on the second transmission.

2 Accounting policies (continued)

2.11 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the Stock Exchange quoted selling prices at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments are carried at cost.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.12 Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	3 - 30
Furniture, fixtures and equipment	5 - 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	3 - 5
Rental equipment	2 - 5

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. Borrowing costs of Baht 440 million were capitalised in 2004 (2003: Baht 576 million). Expenditures for additions, renewals and improvements of property and equipment, which result in a substantial increase in an asset's current replacement value, are capitalised. Repair and maintenance costs are recognised as an expense when incurred.

The Group's policy is to review asset values annually and to adjust depreciation to match estimated useful lives.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

2 Accounting policies (continued)

2.13 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

Property and equipment under concession agreements	Years
Satellites	Design life (14 - 15 years)
Telemetry, tracking, command and monitoring equipment	5 to 27.5 years
Computer systems	5 years, not exceeding the concession term
Land, network stations, intangible assets and equipment under UHF broadcasting agreement	5 to 20 years, not exceeding the concession term

Borrowing costs to finance the construction of concession assets are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the assets for their intended use. No borrowing costs were capitalised in 2004 and 2003.

2.14 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable tangible and intangible assets of the acquired subsidiary or associated undertaking or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is amortised using the straight-line method over its estimated useful life not exceeding 20 years.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2.15 Intangible assets

Intangible assets represent proprietary software for internal use and service, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Intangible assets are amortised using the straight-line method over the estimated useful lives not exceeding 20 years.

2 Accounting policies (continued)

2.16 Leases - where a group company is the lessee

Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance charge is charged to results over the lease period. The equipment acquired under finance leasing contracts is depreciated over the useful life of the asset. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to results on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.17 Leases - where a group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with other similar property, plant and equipment owned by the Group. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.18 Impairment of long-lived assets

Property and equipment and other non-current assets, including property and equipment under concession agreements, goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow.

2.19 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident funds are charged to the statement of income in the year to which they relate.

2.20 Provisions for liabilities and charges and contingency assets

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. The contingency asset will be recognised as a separate asset when only the reimbursement is virtually certain.

2 Accounting policies (continued)

2.21 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance.

Revenue from telephone services, transponder services and other services related to the satellite business is recognised when services are provided to the customers.

Revenue from prepaid mobile phone services and internet packages is recognised when the service is used by the customers.

Revenue from the production of advertising is recognised upon completion or publication. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from television advertising is recognised when the advertisement is broadcast and revenue from airtime rental is recognised when the program is broadcast.

Interest and fee income are recognised in the statement of income on an accrual basis, except for income which is uncollected after three consecutive periods or more, after which interest and fee income are recognised on a collection basis. The use of the accrual basis continues for these overdue loans only when there are no arrears in principal or interest payments.

Revenue from airline services are recognised when services are rendered to the customers.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

2.22 Advertising and production costs

Advertising costs are expensed in the financial period in which they are incurred.

Production costs comprise direct costs related to production. News production costs are expensed as incurred. Costs relating to other in-house productions are capitalised based on estimated recoverable revenues and are amortised when the production is broadcast.

2.23 Research and development

Research and development costs are expensed in the financial period during which they are incurred.

2 Accounting policies (continued)

2.24 Income tax

The Group calculates income tax in accordance with the Revenue Code and records income tax on an accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

2.25 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, current investments, trade receivables, related party receivables and payables, trade payables, leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Foreign currency forward contracts

Foreign currency forward contracts establish a predetermined exchange rate ("forward rate") at which the Group will receive or pay foreign currency amounts on a predetermined future date. Obligations under foreign exchange forward contracts are recognised in the balance sheet on inception. At the balance sheet date the foreign currency amounts receivable or payable under these contracts are translated at the balance sheet exchange rate. Unrealised gains or losses that result from the translation are recognised in the income statement. Any premium or discount equal to the difference between the exchange rate and the forward rate at the inception of the contract is amortised over the life of the contract.

Cross-currency and interest rate swaps

In cross-currency and interest rate swap contracts, the Group agrees with a counterparty to exchange their respective currency and interest rate positions between an agreed pair of currencies. An exchange of principal in the different currencies occurs at the inception of the cross-currency interest rate swap at a predetermined exchange rate, with an equal but opposite exchange of principal at the maturity of the contract. The foreign currency receivable/payable under these contracts is translated at the year-end exchange rate and the unrealised gains or losses are recognised in the income statement. Each party also pays and receives interest on a predetermined amount of principal in different currencies over the contract period. Any differential to be paid or received on the interest rate swaps is recognised as a component of interest income or expense over the period of the agreement.

2 Accounting policies (continued)

2.25 Financial instruments (continued)

Interest rate swaps

Interest rate swap agreements enhance the Group's capability to manage exposure from movements in floating interest rates. Any difference to be paid or received on an interest rate swap agreement is recognised as a component of interest expense over the period of the agreement. Gains and losses on early termination of interest rate swaps or on repayment of the borrowing are taken to the statement of income.

Currency options

Currency options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at a set date, a specific amount of a foreign currency at a predetermined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal of option contracts is not recognised in the balance sheets. Premiums are amortised in the statements of income on a straight-line basis over the period of the contract. Options are accordingly not adjusted to fair value or recorded on the balance sheet.

Disclosures related to financial instruments to which the Group is a party are provided in note 32.

2.26 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which disaggregates its business by service or product.

2.27 Earnings per share

Basic consolidated earnings per share is calculated by dividing the consolidated net earnings, after considering minority interest in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Basic Company earnings per share are calculated by dividing the Company's earnings by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2004.

2.28 Dividends

Dividends are recorded in the consolidated and company financial statements in the period in which they are declared by the Board of Directors and approved by the shareholders.

2.29 Presentation of comparative information

The comparative figures have been amended to conform with the reclassification of certain items in the financial statements for the year ended 31 December 2004.

3 Change in accounting policies

3.1 Changes in the accounting policy for revenue recognition of telephone directory publication

In 2004, Teleinfo Media Company Limited ("TMC"), changed its accounting policy for revenue recognition in respect of telephone directory publication (calendar year). Revenue was previously recognised evenly over the year of publication and is now recognised evenly over the useful life of the telephone directory. This change was implemented in order to comply with the change in business circumstances and the international practice of the telephone directory publication business.

The Company recorded the effects of the change in revenue recognition in TMC in 2004, but it did not retrospectively adjust the consolidated and company financial statements since the outcome of the change does not have a material impact on the financial statements. However, if the Company restated the financial statements, the effects of this change on the consolidated and company financial statements would be as follows:

	As at 31 December 2003 (Baht Million)	
	Consolidated	Company
Balance sheet		
Increase (decrease) in total assets	60.95	(73.19)
Increase in total liabilities	134.14	-
Decrease in retained earnings carried forward	73.19	73.19

Statement of income

In addition, this would result in a decrease in the net profit for the year ended 31 December 2003 in the consolidated and company financial statements of Baht 5.42 million.

3.2 Accounting for gain (loss) on dilution from investment in subsidiaries and associates

On 30 April 2004, the Securities and Exchange Commission of Thailand (SEC) issued a memo regarding the accounting treatment of investments in subsidiaries and associates following a letter issued by the Institute of Certified Accountant and Auditor of Thailand dated 23 April 2004. This is related to the recognition in the shareholders' equity of the increase in the value of investments in subsidiaries or associates, whose shareholders' equity increased from a sale of its shares to the public at a price higher than the carrying amount.

During the period ended 31 December 2004, the Company changed its accounting treatment for such gain on dilution to book as an unrealised gain on dilution from investment in the shareholders' equity in order to comply with the memo. Previously, such gain was booked it as other income as part of the statement of income in order to comply with the memo. The Company has retroactively applied this accounting treatment.

The impact of this change on the consolidated and Company balance sheets as at 31 December 2003 and the consolidated and Company statements of income is as follow:

	31 December 2003 (Baht Million) Consolidated and Company
Balance sheet	
Shareholders' equity	
Increase in unrealised gain on dilution from investment	3,317.16
Decrease in retained earnings carried forward	3,191.26
Decrease in retained earnings brought forward	3,317.16

Statement of income

The change also resulted in a decrease in the consolidated net profit and the Company net profit for the year ended 31 December 2003 of Baht 125.90 million.

4 Cash and cash equivalents

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Cash on hand	26.61	23.30	0.02	0.01
Cash at banks	2,491.25	2,086.14	947.15	701.30
Bills of exchange and promissory notes	1,045.15	1,469.80	905.00	700.00
Total cash and cash equivalents	3,563.01	3,579.24	1,852.17	1,401.31

4 Cash and cash equivalents (continued)

The weighted average effective interest rate of bank deposits, bills of exchange and promissory notes was 1.21% per annum (2003: 0.79% per annum) on a consolidated basis and 1.77% per annum (2003: 1.18% per annum) on a Company basis.

5 Current investments

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Term deposits	210.14	12.51	-	-
Marketable securities				
- available for sale	275.20	283.75	275.20	283.75
Total current investments	485.34	296.26	275.20	283.75

The movements in the marketable securities - available for sale, which is investment in debenture can be analysed as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Opening balance	283.75	-	283.75	-
Additions	-	302.57	-	302.57
Amortisation of premium	(0.36)	(0.21)	(0.36)	(0.21)
Fair value changes of investment	(8.19)	(18.61)	(8.19)	(18.61)
Closing balance	275.20	283.75	275.20	283.75

Term deposits which have an original maturity date of more than three months and less than one year earn weighted average effective interest at the rate of 2.10% per annum (2003: 2.27% per annum) on a consolidated basis and 2.24% per annum on a Company basis (2003: 2.24% per annum).

As at 31 December 2004, term deposits of Baht 209.88 million (2003: Baht 12.51 million) on a consolidated basis were pledged as collateral in respect of bank guarantees.

6 Trade accounts and notes receivable, net

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts and notes receivable				
- Third parties	1,600.90	1,688.25	0.91	0.91
- Related parties (Note 30)	478.07	575.25	11.39	13.94
Accrued income				
- Third parties	265.51	207.40	-	-
- Related parties (Note 30)	14.32	16.54	3.95	5.37
Total trade accounts and notes receivable	2,358.80	2,487.44	16.25	20.22
Less allowance for doubtful accounts	(427.60)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	1,931.20	2,004.04	15.34	19.31

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Current - 3 months	680.50	780.87	-	-
Overdue 3 - 6 months	203.33	225.06	-	-
Overdue 6 - 12 months	178.48	149.80	-	-
Overdue over 12 months	538.59	532.52	0.91	0.91
Total	1,600.90	1,688.25	0.91	0.91
Less allowance for doubtful accounts- third parties	(426.96)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable- third parties, net	1,173.94	1,204.85	-	-

7 Loans and accrued interest receivable, net

Outstanding loans and accrued interest receivable as at 31 December can be analysed as follows:

	Consolidated	
	2004	2003
	Baht Million	Baht Million
Up to 90 days	1,093.90	-
Over 90 days	0.11	-
Total loans and accrued interest receivable	1,094.01	-
Less allowance for doubtful accounts	(47.77)	-
Loans and accrued interest receivable, net	1,046.24	-

8 Inventories, net

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Raw materials	155.71	256.07	-	-
Work-in-progress	21.94	13.42	-	-
Finished goods	254.40	339.96	-	-
Goods-in-transit	1.89	0.63	-	-
	433.94	610.08	-	-
Less allowance for obsolete stock	(70.73)	(47.74)	-	-
Total inventories, net	363.21	562.34	-	-

9 Other current assets

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Prepayments	181.06	193.28	4.56	2.78
Recoverable tax	117.49	155.12	21.44	26.67
Advance payments	71.29	162.42	0.16	0.06
Deposit	23.19	24.10	-	-
Debtor - others	29.42	6.36	-	-
Accrued income receivable - others	33.22	32.77	-	-
Others	136.53	167.56	16.42	5.46
Total other current assets	592.20	741.61	42.58	34.97

10 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Investments in subsidiaries	-	-	7,197.49	6,899.16
Investments in associates	30,141.26	26,223.13	29,661.85	26,248.74
Investments in joint ventures	-	-	530.06	951.53
Total investments in subsidiaries, associates and joint ventures	30,141.26	26,223.13	37,389.40	34,099.43

b) Movements in investments in subsidiaries, associates and joint ventures for the years ended 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Opening net book value	26,223.13	23,481.84	34,099.43	28,946.29
Additions	4.50	2.26	-	1,591.32
Change from associate to joint venture	-	(777.80)	-	-
Change from subsidiary to associate	419.82	-	-	-
Disposal of investment in a joint venture	-	-	(43.98)	-
Unrealised gain on sale of investment in a joint venture	-	-	(262.02)	-
Share of net results from investments	8,814.65	7,970.43	8,893.08	8,174.25
Dividends received from subsidiaries and associates	(5,408.29)	(4,486.17)	(5,590.45)	(4,641.12)
Gain on dilution from investments in subsidiaries and associates	87.45	32.57	302.65	125.90
Foreign currency translation adjustment	-	-	(9.31)	(97.21)
Closing net book value	30,141.26	26,223.13	37,389.40	34,099.43

10 Investments in subsidiaries, associates and joint ventures (continued)

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited	Operating a 900 MHz cellular telephone system under a concession from TOT Corporation Public Company Limited	Thailand	Baht
CS Loxinfo Public Company Limited	Providing television transponder and internet services via satellite	Thailand	Baht
Joint ventures			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from TOT Corporation Public Company Limited	Thailand	Baht
Thai AirAsia Company Limited	Providing low-fare airline service	Thailand	Baht
Capital OK Company Limited	Consumer finance provider	Thailand	Baht

10 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,827.10	29,634.56	5,370.78
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,162.40)	506.70	37.51
AD Venture Company Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	19,634.70	30,141.26	5,408.29

	Consolidated - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,410.64	26,218.10	4,486.17
CS Loxinfo Solution Company Limited	0.05	44.99	0.05	2.66	2.71	-
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.68)	2.32	-
Total investments in associates			8,837.51	17,385.62	26,223.13	4,486.17

10 Investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,384.41	51.40	3,612.98	1,022.29	4,635.27	112.72
ITV Public Company Limited	6,023.71	53.01	3,297.26	(1,153.52)	2,143.74	-
AD Venture Company Limited	550.00	90.91	500.00	(392.61)	107.39	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	60.61	70.61	7.00
SC Matchbox Company Limited	9.00	99.96	71.97	193.06	265.03	99.96
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(294.72)	7,197.49	219.68
Associate						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,854.39	29,661.85	5,370.78
Total investment in an associate			8,807.46	20,854.39	29,661.85	5,370.78
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(130.17)	71.06	-
Capital OK Company Limited	1,000.00	60.00	600.00	(141.00)	459.00	-
Total investments in joint ventures			801.23	(271.17)	530.06	-

10 Investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2003 (Baht Million)					
Subsidiaries	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated change in investment valuation	Equity	Dividend
Shin Satellite Public Company Limited	4,375.00	51.53	3,612.98	764.32	4,377.30	-
ITV Public Company Limited	6,000.00	53.22	3,297.26	(1,190.10)	2,107.16	-
AD Venture Company Limited	550.00	90.91	500.00	(349.66)	150.34	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	36.88	46.88	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	170.06	242.03	149.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(593.05)	6,899.16	154.94
Associate						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,441.28	26,248.74	4,486.17
Total investment in an associate			8,807.46	17,441.28	26,248.74	4,486.17
Joint ventures						
Teleinfo Media Company Limited	694.14	38.25	875.60	(719.23)	156.37	-
Thai AirAsia Company Limited	400.00	50.00	201.23	(5.79)	195.44	-
Capital OK Company Limited	1,000.00	60.00	600.00	(0.28)	599.72	-
Total investments in joint ventures			1,676.83	(725.30)	951.53	-

10 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2004 were as follows:

1) Shin Satellite Public Company Limited Group

a) Shin Satellite Public Company Limited ("SATTEL")

The issued and paid-up capital of SATTEL increased from Baht 4,375.00 million to Baht 4,384.41 million and share premium increased from Baht 2,190.00 million to Baht 2,198.39 million in order to support the exercise of 1.07 million units of warrants by SATTEL's directors and employees (ESOP). Consequently, the Company's investment in SATTEL was diluted from 51.53% to 51.40%. The gain on dilution amounting to Baht 8.66 million has been recognised under shareholders' equity in the balance sheet.

On 5 July 2004, SATTEL filed an application to issue an additional 208,000,000 ordinary shares to the public with the Securities and Exchange Commission. At present, the Securities and Exchange Commission is considering the application.

b) Star Nucleus Company Limited ("Star Nucleus")

On 21 April 2004, iPSTAR Company Limited, a SATTEL's subsidiary, established a new company, Star Nucleus. The total authorised number of ordinary shares of Star Nucleus is 50,000 shares with a par value of USD 1.00 each, totaling USD 50,000.00. On 13 August 2004, the Board of Director's of SATTEL passed a resolution to approve a change in the shareholding structure of Star Nucleus from a subsidiary of iPSTAR Company Limited to a subsidiary of SATTEL.

On 13 December 2004, Star Nucleus called on 10.00 shares with a par value of USD 1.00 each.

As at 31 December 2004, Star Nucleus had not yet commenced its business operations.

c) CS Loxinfo Public Company Limited ("CSL")

On 2 April 2004, CSL registered additional issued and paid-up share capital from 500 million shares at the par value of Baht 1 each to 625 million shares at the par value of Baht 1 each with the Ministry of Commerce. CSL issued and offered these new shares to the public and registered on the Stock Exchange of Thailand on 8 April 2004. The increase in share capital of CSL resulted in a decrease in the interest of Shin Broadband Internet (Thailand) Co., Ltd. (a subsidiary of SATTEL) from 50.02% to 40.02%. SATTEL reassessed its power to control CSL after the dilution and changed the status of CSL from a subsidiary to an associate. SATTEL has deconsolidated CSL and recorded investment in CSL using the equity method of accounting since the second quarter of 2004.

10 Investments in subsidiaries, associates and joint ventures (continued)

c) CS Loxinfo Public Company Limited ("CSL") (continued)

SATTEL has accounted for this change as a change in the status of its investment, and has not restated the comparatives. This change has neither impacted the shareholders' equity nor the statement of income for the year ended 31 December 2004. SATTEL recognised the unrealised gain on dilution of such investment of Baht 877.08 million and presented it in shareholders' equity in the balance sheet.

At the Board of Directors' meetings of CSL on 10 May 2004 and the extraordinary shareholders' meetings of CSL on 14 June 2004, resolutions were passed to approve the issuance and allocation of 2,885,900 warrants to purchase ordinary shares to directors, employees and advisors of CSL (ESOP Grant II), and to approve the increase in CSL's registered capital by issuing additional ordinary shares in order to reserve for the exercise of warrants under the ESOP above.

2) ITV Public Company Limited ("ITV")

On 19 January 2004, the Extraordinary General Meeting of Shareholders of ITV approved the allocation of newly issued shares capital as a reserve for a private placement to strategic partners as follows:

- To allocate 150 million shares or 10% of ITV's paid-up capital to Kantana Group Public Company Limited (Kantana); and
- To allocate 150 million shares or 10% of the Company's paid-up capital to Mr. Tripop Limpapath.

The offering price for the strategic partners was Baht 10 per share. On 26 November 2004, the Board of Director' Meeting approved an extension of the share subscriptions and payments of both strategic partners until 31 October 2005.

On completion of this transaction, the Company's investment in ITV will be diluted from 53.01% to 42.44%.

In 2004, the issued and paid up capital of ITV increased from Baht 6,000.00 million to Baht 6,023.71 million following the exercise of 4.74 million units of warrants by ITV's directors and employees (ESOP). Consequently, the Company's investment in ITV was diluted from 53.22% to 53.01%. The gain on dilution amounting to Baht 10.48 million has been recognised as shareholders' equity in the balance sheet.

3) AD Venture Company Limited Group ("ADV")

a) Shineedotcom Company Limited

On 7 April and 26 April 2004, the shareholders of Shineedotcom Company Limited at the extraordianry meeting confirmed their resolution to approve the decrease in authorised and issued ordinary share capital from 39,000,000 ordinary shares of Baht 10 per share to 19,000,000 ordinary shares of Baht 10 per share. The decrease in ordinary shares was registered with the Ministry of Commerce on 23 September 2004.

10 Investments in subsidiaries, associates and joint ventures (continued)

b) AT Cyber Company Limited

In June 2004, AT Cyber Company Limited disposed of all 0.97 million shares in Data Line Thai Company Limited at a total amount of Baht 1.15 million (according to proportion of investment by the subsidiary) to Advanced Info Service Public Company Limied. The loss on disposal of investment amounting to Baht 0.34 million (according to proportion of investment by the subsidiary) was recognised in the consolidated statement of income.

4) Teleinfo Media Company Limited ("TMC")

In March 2004, the Company sold all of its investment in TMC, a 38.25% joint venture with TOT Corporation Public Company Limited ("TOT"), SingTel Interactive Pte., Ltd. ("SIP") and the Company, to CS Loxinfo Public Company Limited ("CSL"), a subsidiary of SATTEL (SATTEL changed the status of CSL from subsidiary to associate since April 2004), for Baht 306 million. The Company had an unrealised gain on disposal of investment in the amount of Baht 262.02 million. This entire amount was fully eliminated with investment in subsidiaries, associates and joint ventures in the financial statements.

Furthermore, CSL also acquired 25% of TMC from SIP in the amount of Baht 201.50 million. The transactions resulted in the investment in TMC by Shin Group increasing from 38.25% to 63.25% in the consolidated financial statements.

The book value of assets and liabilities of TMC at the date of acquisition from SIP can be summarised as follows:

	Baht'000
Cash and cash equivalents	25,965.08
Current assets	56,399.77
Non-current assets	24,887.26
Current liabilities	(78,331.78)
Non-current liabilities	(172.23)
Book value of net assets	28,748.10
Cash paid	201,503.00
Goodwill (Note 14)	172,754.90
Cash, net	175,537.92

Goodwill from acquisition of the investment in TMC from SIP of Baht 172.75 million is presented as an intangible asset in the consolidated balance sheet (Note 14) and is amortised using the straight-line method over its estimated useful life of 12 years.

10 Investments in subsidiaries, associates and joint ventures (continued)

Net assets from acquisition of investment in TMC from SIP are stated at the net book value at the date of acquisition. The subsidiary is in the process of appraising the fair value of the property and equipment. The fair value of other TMC assets approximates the book value. The difference between net book value and net fair value will be adjusted through goodwill.

Following the change in status of CSL from a subsidiary to an associate, TMC, previously a CSC's joint venture, was no longer a joint venture of the Company since April 2004.

5) Thai Crunch Time Company Limited

On 12 April 2004, Thai AirAsia Company Limited, a joint venture of the Company, registered a new company "Thai Crunch Time Company Limited". The registered share capital was Baht 4 million for 400,000 shares with a par value of Baht 10.

6) Advanced Info Service Public Company Limited ("ADVANC")

The issued and paid-up capital of ADVANC increased from Baht 2,938.52 million to Baht 2,945.18 million and share premium increased from Baht 20,274.52 million to Baht 20,470.52 million in order to support the exercise of 6.31 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 43.04% to 42.91%. The gain on dilution amounting to Baht 87.67 million has been recognised under shareholders' equity in the balance sheet.

7) Dividend payment

For the year 2004, the Company's subsidiaries and associates paid dividends as follows:

	Par value (Baht per share)	Dividend ratio (Baht per share)	Amount paid (Baht Million)
SATTEL (a subsidiary)	5.00	0.25	218.92
SMB (a subsidiary)	10.00	111.11	100.00
ITAS (a subsidiary)	10.00	7.00	7.00
ADVANC (an associate)	1.00	4.25	12,494.86
CSL (an associate)	1.00	0.15	93.75

11 Other investments

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
General investments				
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Other	1.25	-	1.25	-
Total other investments	26.25	25.00	26.25	25.00

12 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers& equipment	Rental equipment	Assets under construction	Total
As at 31 December 2003							
Cost	395.26	4,235.82	144.03	679.02	11.34	14,468.73	19,934.20
Less accumulated depreciation	(197.06)	(1,830.40)	(66.24)	(369.06)	(9.39)	-	(2,472.15)
Less provision for impairment	-	-	-	(18.72)	-	-	(18.72)
Net book value	198.20	2,405.42	77.79	291.24	1.95	14,468.73	17,443.33
Transactions during the year ended 31 December 2004							
Additions	38.05	516.13	36.67	129.09	-	2,756.79	3,476.73
Increase from acquisition of a joint venture	0.01	0.99	1.15	14.09	-	2.75	18.99
Decrease from change in status from subsidiary to associate	(0.03)	(76.97)	(6.72)	(180.23)	-	(7.90)	(271.85)
Disposals, net	(0.23)	(14.01)	(2.86)	(23.94)	-	-	(41.04)
Transfer, net	4.92	1,322.98	0.79	(4.34)	-	(1,259.62)	64.73
Write-off, net	(7.64)	(4.13)	(3.37)	(1.45)	-	-	(16.59)
Reclassification, net	-	-	-	-	-	3.60	3.60
Depreciation charge	(31.46)	(474.52)	(27.63)	(78.20)	(1.67)	-	(613.48)
Foreign currency translation adjustment	(9.07)	(53.13)	(0.14)	0.14	-	17.25	(44.95)
Closing net book value	192.75	3,622.76	75.68	146.40	0.28	15,981.60	20,019.47
As at 31 December 2004							
Cost	422.77	5,433.48	154.86	264.28	11.34	15,981.60	22,268.33
Less accumulated depreciation	(230.02)	(1,810.72)	(79.18)	(99.81)	(11.06)	-	(2,230.79)
Less provision for impairment	-	-	-	(18.07)	-	-	(18.07)
Net book value	192.75	3,622.76	75.68	146.40	0.28	15,981.60	20,019.47

12 Property and equipment, net (continued)

	Company (Baht Million)					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers &equipment	Assets under construction	Total
As at 31 December 2003						
Cost	143.13	26.35	47.33	262.51	9.19	488.51
Less accumulated depreciation	(135.37)	(22.17)	(21.43)	(248.39)	-	(427.36)
Net book value	7.76	4.18	25.90	14.12	9.19	61.15
Transactions during the year ended 31 December 2004						
Additions	-	4.26	2.84	6.01	4.04	17.15
Disposals, net	-	(0.07)	(0.16)	(0.12)	-	(0.35)
Transfers, net	-	-	-	-	(9.41)	(9.41)
Write-offs, net	-	(0.03)	-	-	-	(0.03)
Depreciation charge	(3.55)	(2.01)	(8.67)	(5.68)	-	(19.91)
Closing net book value	4.21	6.33	19.91	14.33	3.82	48.60
As at 31 December 2004						
Cost	143.13	28.66	44.10	266.38	3.82	486.09
Less accumulated depreciation	(138.92)	(22.33)	(24.19)	(252.05)	-	(437.49)
Net book value	4.21	6.33	19.91	14.33	3.82	48.60

As at 31 December 2004, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,016 million (2003: Baht 2,170 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

Furthermore, consolidated property and equipment as at 31 December 2004 included a subsidiary's project in progress of Baht 15,313 million (2003: Baht 13,337 million) relating to the iPSTAR-1 project. The iPSTAR-1 project will be fully operational with the launch of iPSTAR-1 in the middle of 2005. According to the concession agreement made with the Ministry of Information Communication and Technology, the subsidiary must transfer its ownership of the iPSTAR-1 Satellite to the Ministry of Information Communication and Technology on the date of completion of construction and installation.

12 Property and equipment, net (continued)

The assets under construction are transferred to property and equipment under concession agreements on acceptance by the concessionaires and the transfer of legal title.

Borrowing costs of Baht 440 million (2003: Baht 576 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year.

13 Property and equipment under concession agreements, net

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2003			
Cost	10,915.86	3,492.96	14,408.82
Less accumulated amortisation	(6,147.35)	(1,185.70)	(7,333.05)
Net book value	4,768.51	2,307.26	7,075.77
Transactions during the year ended 31 December 2004			
Additions	-	81.94	81.94
Decrease from change in status from subsidiary to associate, net	(114.13)	-	(114.13)
Amortisation	(723.31)	(222.25)	(945.56)
Closing net book value	3,931.07	2,166.95	6,098.02
As at 31 December 2004			
Cost	10,582.71	3,574.90	14,157.61
Less accumulated amortisation	(6,651.64)	(1,407.95)	(8,059.59)
Net book value	3,931.07	2,166.95	6,098.02

As at 31 December 2004, the Group has the following future minimum lease receivables under non-cancellable operating leases in respect of its satellite equipment:

	Consolidated Baht Million
Less than 1 year	2,060
More than 1 year but less than 5 years	3,845
More than 5 years	714
	6,619

13 Property and equipment under concession agreements, net (continued)

In the first quarter of 2003, Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the last quarter of 2003, the insurers paid compensation of USD 33 million for the loss of transponder capacity. MICT, the legal owner of Thaicom 3 satellite and SATTEL, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account" with restricted terms of release, such that SATTEL will be eligible to use the proceeds only for reimbursement of expenditures relating to transponders and/or the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3 satellite and such use of the proceeds will be limited to the maximum of the actual expenditures and is subject to the consent of MICT. On 11 October 2004, SATTEL and MICT entered into the Escrow Agreement.

In the third quarter of 2004, due to spacecraft power maintenance, Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of the eclipse. Currently, SATTEL and an independent consultant are in the process of evaluating the impact of the above events on the remaining life of Thaicom 3 satellite. The accounting remaining useful life of Thaicom 3 satellite is 6.4 years. These financial statements have not recognised the implication that may have from the evaluation of the Thaicom 3's remaining estimated useful life.

14 Goodwill, net

	Consolidated Baht Million
As at 31 December 2003	
Cost	1,863.77
Less accumulated amortisation	(307.13)
Net book value	1,556.64
Transactions during the year ended 31 December 2004	
Increase from acquisition of a joint venture, net	172.75
Decrease from change in status from subsidiary to associate, net	(225.41)
Transfer, net	1.36
Amortisation	(100.97)
Closing net book value	1,404.37
As at 31 December 2004	
Cost	1,800.53
Less accumulated amortisation	(396.16)
Net book value	1,404.37

15 Intangible assets, net

	Consolidated Baht Million	Company Baht Million
As at 31 December 2003		
Cost	939.41	60.36
Less accumulated amortisation	(562.13)	(29.66)
Net book value	377.28	30.70
Transactions during the year ended 31 December 2004		
Additions	60.92	0.02
Increase from acquisition of a subsidiary, net	1.39	-
Decrease from change in status from joint venture to associate	(5.04)	-
Transfer, net	14.72	9.41
Amortisation	(89.08)	(11.80)
Foreign currency translation adjustment	(3.47)	-
Closing net book value	356.72	28.33
As at 31 December 2004		
Cost	921.59	69.79
Less accumulated amortisation	(564.87)	(41.46)
Net book value	356.72	28.33

16 Trade accounts and notes payable

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Trade accounts and notes payable				
- Third parties	1,115.90	994.91	1.47	0.31
- Related parties (Note 30)	66.90	29.55	0.13	1.31
Total trade accounts and notes payable	1,182.80	1,024.46	1.60	1.62

17 Borrowings

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Current				
Bank overdrafts and short-term loans				
from financial institutions	2,112.10	1,197.00	-	-
Short-term loan from other company	-	6.10	-	-
Current portion of long-term borrowings	2,223.73	1,871.30	-	226.76
Finance lease liabilities	3.56	3.82	1.13	0.82
	4,339.39	3,078.22	1.13	227.58
Non-current				
Long-term borrowings	12,782.12	12,609.27	-	-
Long-term debentures	2,680.09	2,672.60	2,680.09	2,672.60
Finance lease liabilities	8.27	31.85	1.60	2.28
	15,470.48	15,313.72	2,681.69	2,674.88
Total borrowings	19,809.87	18,391.94	2,682.82	2,902.46

In May 2002, the Company issued and offered 3,000,000 units of debentures at Baht 1,000 each. The debentures were unsubordinated and unsecured with a maturity period of 5 years from the issue date. The effective interest rate of the coupon is 5.40% per annum or Baht 305.28 per unit and will be paid once only at the maturity date. The Company has the option to redeem the debentures at the end of the third year from the issue date. The debentures are presented net of transaction costs.

In 2003, the Company bought back certain debentures of Baht 301.90 million (excluding premium).

With respect to the aforementioned debentures, the Company must comply with the conditions in the debenture agreement concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and maintaining its interest in certain subsidiaries and associates.

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, a subsidiary entered into a USD 389.3 million credit agreement which comprises of three agreements as follows:

a) Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.
b) Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

17 Borrowings (continued)

c) Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and are fixed rates. The subsidiary pays a commitment fee on the unused portion of the facilities. In addition, with respect to the aforementioned credit agreements, the subsidiary must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal were repayable from November 2004, with repayment on a semi-annual basis. However, the agreement has been amended to extend the first repayment date with the banks to the year 2005.

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the year ended 31 December 2004		
Opening balance	18,391.94	2,902.46
Additions, net	7,065.80	0.65
Increase from acquisition of a subsidiary, net	0.32	-
Decrease from change in status from subsidiary to associate, net	(564.16)	-
Repayments	(5,026.48)	(236.64)
Amortisation of discount/deferred debt issuance costs	36.98	16.35
Reclassification from accounts payable - property and equipment	140.62	-
Foreign currency translation adjustment	(235.15)	-
Closing balance	19,809.87	2,682.82

The interest rate exposure of the borrowings of the Group and the Company is as follows:

17 Borrowings (continued)

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Total borrowings:				
- at fixed rates	7,167.52	7,070.47	2,682.82	2,902.46
- at floating rates	12,642.35	11,321.47	-	-
	19,809.87	18,391.94	2,682.82	2,902.46
Weighted average interest rates: (Percent)				
- bank overdraft and short-term loans from financial institutions	2.75	2.17	-	-
- short-term loan from other company	-	1.00	-	-
- long-term borrowings	3.17	2.77	-	5.20
- long-term debentures	5.40	5.40	5.40	5.40
- finance lease liabilities	5.99	7.09	7.73	8.36

Maturity of non-current borrowings as at 31 December 2004 are as follows:

	Consolidated		Company	
	Borrowings	Finance lease liabilities	Borrowings	Finance lease liabilities
	Baht Million	Baht Million	Baht Million	Baht Million
2006	2,289.57	2.54	-	1.07
2007	4,947.12	2.19	-	0.53
2008	2,696.56	0.69	2,680.09	-
2009 and after	5,528.96	2.85	-	-
	15,462.21	8.27	2,680.09	1.60

Borrowing facilities

The Group and the Company have the following undrawn committed borrowing facilities:

	Consolidated	
	2004	2003
	Baht Million	Baht Million
Floating rate		
- expiry after one year	2,861.78	4,697.01
Fixed rate		
- expiry after one year	628.00	711.31
Total	3,489.78	5,408.32

18 Other current liabilities

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Accrued expenses	514.27	436.23	44.11	44.05
Deferred income and advance receipts	286.91	213.61	-	-
Accounts payable -other	319.86	258.46	4.58	19.41
Tax payable	207.29	209.59	8.94	5.50
Others	85.55	193.94	2.59	54.44
Total other current liabilities	1,413.88	1,311.83	60.22	123.40

19 Foreign currency forward contract, net

	Consolidated	
	2004	2003
	Baht Million	Baht Million
Foreign currency forward centracts receivable, net		
Contracts receivable	1,478.66	-
Contracts payable	(1,478.10)	-
Total foreign currency forward contracts receivable, net	0.56	-
Less current portion of foreign currency forward contracts receivable, net	0.56	-
Non-current portion of foreign currency forward contracts receivable	-	-
Foreign currency forward contracts payable, net		
Contracts receivable	10,839.77	8,991.06
Contracts payable	(11,403.44)	(9,632.07)
Total foreign currency forward centracts payable, net	(563.67)	(641.01)
Less current portion of foreign currency forward contracts payable, net	(563.67)	(604.49)
Non-current portion of foreign currency forward contracts payable, net	-	(36.52)

20 Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:-

	Authorised number of shares	Issued and fully paid up shares			
		Number of shares	Ordinary shares	Share premium	Total
	Million shares	Million shares	Baht Millio	Baht Million	Baht Million
As at 31 December 2002	5,000.00	2,937.00	2,937.00	4,837.50	7,774.50
Issue of shares	-	2.05	2.05	34.40	36.45
As at 31 December 2003	5,000.00	2,939.05	2,939.05	4,871.90	7,810.95
Issue of shares	-	14.58	14.58	237.38	251.96
As at 31 December 2004	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91

During the year 2004, the Company registered issued and paid-up share capital in respect of 14.56 million units of warrants issued to directors and employees (ESOP) which were exercised to be 14.58 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,939.05 million to Baht 2,953.63 million and share premium increased from Baht 4,871.90 million to Baht 5,109.28 million.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2004 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Director	13,562.80	(3,222.80)	-	10,340.00
- Employees	7,827.90	(4,004.40)	-	3,823.50
Total	21,390.70	(7,227.20)	-	14,163.50
ESOP - Grant II				
- Director	11,528.20	(525.70)	-	11,002.50
- Employees	6,555.50	(1,246.50)	-	5,309.00
Total	18,083.70	(1,772.20)	-	16,311.50
ESOP - Grant III				
- Director	-	-	9,290.60	9,290.60
- Employees	-	-	4,369.60	4,369.60
Total	-	-	13,660.20	13,660.20
SHIN - W1	200,000.00	(4.06)	-	199,995.94
Total	239,474.40	(9,003.46)	13,660.20	244,131.14

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered three grants of warrants to directors and employees which are in registered form and non-transferrable. The terms of the warrants do not exceed 5 years. The exercise ratio and price are detailed below:

	Issue date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	17.704	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.597	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	36.214	31 May 2005	30 May 2009

* Percentage of the Company's total paid-up share capital (before dilution) at the issue date.

At the Board of Directors' meeting on 13 August 2004, the board approved the declaration of an interim dividend (Note 35), of which the amount paid was greater than 50% of net profit after tax. Consequently, this affects the exercise ratios and exercise prices. Therefore, the company changed the exercise ratios and exercise prices of warrants Grant I, II and III as detailed below. The new exercise prices and exercise ratios were effective from 25 August 2004 onwards.

	Exercise Ratio (unit)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP - Grant I	1 : 1	1.0054 : 1	17.80	17.704
ESOP - Grant II	1 : 1	1.0054 : 1	13.67	13.597
ESOP - Grant III	1 : 1	1.0054 : 1	36.41	36.214

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered from and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2003 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

21 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

22 Minority interests

	Consolidated	
	2004	2003
	Baht Million	Baht Million
Opening balance	5,013.22	4,367.28
Purchase of investment in subsidiaries	205.95	18.28
Changed in status from subsidiary to associate	(1,034.89)	-
Disposal of investment in subsidiaries	-	261.08
Increased in share capital by subsidiaries	716.32	193.06
Share of net result of subsidiaries	527.38	265.09
Foreign currency translation adjustment	(15.82)	(91.57)
Dividend payment	(106.21)	-
Closing balance	5,305.95	5,013.22

23 Other income

Other income for the year ended 31 December 2004 and 2003 comprised:

	Consolidated		Company	
	2004	2003 Restated	2004	2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Gain on share transfer of a subsidiary	-	88.10	-	-
Interest income	54.34	43.93	30.16	45.76
Gain on unwinding and purchasing of foreign currency option contracts	293.91	145.16	-	-
Reversal of provision for liabilities and charges	-	1,548.69	-	1,548.69
Others	31.31	261.54	1.64	43.86
Total other income	379.56	2,087.42	31.80	1,638.31

24 Directors' remuneration

In the years ended 31 December 2004 and 2003, the remuneration of directors in the consolidated financial statements amounted to Baht 14.41 million and Baht 13.89 million, respectively and in the company financial statement amounted to Baht 7.89 million and 7.52 million, respectively. Directors' remuneration represents salary, provident fund, meeting fees and gratuities as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholders.

25 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

26 Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The basic earnings per share and the diluted earnings per share are as follows:

	For the year ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Weighted number of shares ('000 Shares)		Earnings per share (Baht)	
	2004	2003 Restated	2004	2003	2004	2003 Restated
Basic earnings per share	8,699,749	9,596,944	2,949,029	2,937,489	2.95	3.27
The effect of dilutive potential shares	-	-	106,419	6,110	(0.10)	(0.01)
Diluted earnings per share	8,699,749	9,596,944	3,055,448	2,943,599	2.85	3.26

27 Operating income

The following have been charged in arriving at operating income:

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Depreciation and amortisation	1,749.10	1,768.32	31.71	34.03
Impairment charge/ (Reversal of impairment charge)	-	(74.65)	-	-
Staff costs	1,332.26	1,303.49	151.72	151.18

As at 31 December 2004, the Group employed 3,661 employees (2003: 3,681 employees) on a consolidated basis and 113 employees (2003: 112 employees) at the Company level.

28 Segment information

Financial information by business segment is as follows:

Consolidated - for the year ended 31 December 2004 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	3,187.90	1,559.47	485.06	154.59	4,428.80	720.76	86.01	296.82	(288.49)	10,630.92
Share of net result from associates	-	8,698.27	116.38	-	-	-	-	-	-	8,814.65
Total revenues	3,187.90	10,257.74	601.44	154.59	4,428.80	720.76	86.01	296.82	(288.49)	19,445.57
Cost of services and sales	2,224.08	779.36	290.52	106.63	3,389.74	731.63	-	116.32	(72.09)	7,566.19
Segment result	963.82	9,478.38	310.92	47.96	1,039.06	(10.87)	86.01	180.50	(216.40)	11,879.38
Selling and administrative expenses	(604.97)	(284.76)	(227.65)	(14.33)	(820.58)	(107.87)	(228.54)	(226.26)	226.26	(2,288.70)
Operating profit (loss)	358.85	9,193.62	83.27	33.63	218.48	(118.74)	(142.53)	(45.76)	9.86	9,590.68
Other income, net										291.25
Finance cost										
Interest income										54.34
Interest expenses										(347.64)
Profit before tax										9,588.62
Income tax										(361.50)
Profit before minority interests										9,227.12
Minority interests										(527.38)
Net profit										8,699.75
Other information										
Segment assets	22,989.22	4,017.86	238.33	158.64	3,705.95	349.16	1,257.42	3,536.28	(30.47)	36,222.39
Investment in equity method	-	29,633.73	507.53	-	-	-	-	-	-	30,141.26
Total consolidated assets	22,989.22	33,651.59	745.86	158.64	3,705.95	349.16	1,257.42	3,536.28	(30.47)	66,363.65
Segment liabilities	1,776.02	840.24	75.87	99.12	1,146.29	277.49	78.42	451.57	(32.63)	4,712.39
Borrowings	-	-	-	-	-	-	-	-	-	19,809.87
Total consolidated liabilities	1,776.02	840.24	75.87	99.12	1,146.29	277.49	78.42	451.57	(32.63)	24,522.26
Depreciation	231.01	242.17	55.24	12.02	41.93	4.26	6.93	19.92	-	613.48
Amortisation	740.21	9.53	15.95	12.45	346.47	0.36	1.05	9.60	-	1,135.62
Depreciation & amortisation	971.22	251.70	71.19	24.47	388.40	4.62	7.98	29.52	-	1,749.10

28 Segment information (continued)

Consolidated - for the year ended 31 December 2003 - Restated (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	3,353.92	1,339.47	1,351.06	151.89	4,163.26	-	-	308.94	(289.63)	10,378.91
Share of net result from										
associates	-	7,969.88	0.55	-	-	-	-	-	-	7,970.43
Total revenues	3,353.92	9,309.35	1,351.61	151.89	4,163.26	-	-	308.94	(289.63)	18,349.34
Cost of services and sales	(2,160.27)	(635.41)	(889.77)	(109.36)	(3,939.63)	-	-	(116.53)	94.65	(7,756.32)
Segment result	1,193.65	8,673.94	461.84	42.53	223.63	-	-	192.41	(194.98)	10,593.02
Selling and administrative										
expenses	(562.46)	(258.14)	(471.68)	(18.24)	(724.56)	(3.05)	(0.32)	(217.86)	205.80	(2,050.51)
Operating profit (loss)	631.19	8,415.80	(9.84)	24.29	(500.93)	(3.05)	(0.32)	(25.45)	10.82	8,542.51
Other income, net										2,043.49
Finance cost										
Interest income										43.93
Interest expenses										(385.26)
Profit before tax										10,244.67
Income tax										(382.63)
Profit before minority interests										9,862.04
Minority interests										(265.10)
Net profit										9,596.94
Other information										
Segment assets	19,754.40	3,000.98	2,555.48	158.16	4,226.35	198.05	599.89	3,471.62	(29.07)	33,935.86
Investment in equity method	-	26,218.09	5.03	-	-	-	-	-	-	26,223.12
Total consolidated assets	19,754.40	29,219.07	2,560.51	158.16	4,226.35	198.05	599.89	3,471.62	(29.07)	60,158.98
Segment liabilities	1,293.16	623.52	412.85	118.40	1,295.00	2.00	0.17	347.27	(28.97)	4,063.40
Borrowings	-	-	-	-	-	-	-			18,391.94
Total consolidated liabilities	1,293.16	623.52	412.85	118.40	1,295.00	2.00	0.17	347.27	(28.97)	22,455.34
Depreciation	222.90	160.27	126.35	16.14	44.55	0.04	-	24.11	-	594.36
Amortisation	748.57	7.61	54.67	25.10	330.28	0.01	-	7.72	-	1,173.96
Depreciation & amortisation	971.47	167.88	181.02	41.24	374.83	0.05	-	31.83	-	1,768.32

28 Segment information (continued)

The Group is organised into the following main business segments:

Satellite business	Transponder rental and related services including the provision of earth station services and uplink and downlink services
Wireless telecommunications	Provision of mobile telecommunication trading and rental of telecommunications equipment and accessories in Cambodia and Thailand
Internet business	Internet investments and Internet Services Provider (ISP) in Thailand
Information technology	Providing computer services and implementation
Advertising, media, radio, and television broadcasting	Airtime rental, media production, publication of white and yellow pages telephone directories and the provision of advertising services to the Group and third parties
Airline	Providing a low-fare airline service
Consumer finance	Carrying on consumer finance business
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible.

29 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December is as follows:

		Consolidated		Company	
		2004	2003 Restated	2004	2003 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities					
Net profit for the year		8,699,749,161	9,596,943,941	8,699,749,161	9,596,943,941
Adjustment for:					
Depreciation charges	12	613,480,557	594,368,247	19,915,666	24,112,933
Amortisation charges	13 - 15	1,135,621,708	1,173,951,471	11,800,028	9,915,279
Loss on sale of investment		-	1,411,967	-	-
Gain on share transfer of a subsidiary		-	(88,104,450)	-	-
Share of net result of investments in subsidiaries, joint ventures and associates	10	(8,814,649,052)	(7,970,429,260)	(8,893,083,904)	(8,174,248,036)
Reversal of provision for liabilities and charges		-	(1,548,693,542)	-	(1,548,693,542)
Unrealised gain on exchange rate		(609,934,805)	(435,362,489)	-	(108,098)
Realised (gain) loss on exchange rate		290,603,463	68,232,062	(56,024)	(42,020,907)
Allowance for doubtful accounts		95,107,951	39,572,636	-	-
Share of net result of subsidiaries to minority interests	22	527,377,203	265,097,106	-	-
Others		112,512,682	176,118,549	12,573,081	28,026,235
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(244,441,803)	40,925,357	3,968,810	219,139,595
- loan and accrued interest receivable		(1,094,011,173)	-	-	-
- inventories		67,665,468	(230,346,669)	-	-
- other current assets		68,812,819	179,916,191	(7,617,109)	(10,933,076)
- other assets		(94,277,445)	(130,068,586)	150,000	85,450
- trade accounts and notes payable		395,886,410	28,634,163	(575,956)	(14,570,240)
- accrued concession		337,838,207	57,077,782	-	-
- other current liabilities		375,894,795	(79,715,861)	(52,636,616)	(131,498,571)
- accrued long-term interest		161,499,650	144,069,027	161,499,650	144,069,026
- other liabilities		(20,230,416)	(65,218,805)	-	1,012,982
Net cash flows from/(used in) operating activities		2,004,505,380	1,818,378,837	(44,313,213)	101,232,971

30 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related party transactions with the Company.

During the year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts. Transactions of work in progress between a subsidiary and related parties were carried out based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the years ended 31 December 2004 and 2003 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	78.04	76.34
Interest income	-	-	-	14.08
Dividend income	-	-	219.68	154.94
	-	-	297.72	245.36
Sale of investment	1.15	-	306.00	-
Associates				
Consulting and management services	216.47	230.08	217.92	229.89
Computer service income	109.43	95.96	-	-
Advertising income	808.59	708.95	-	-
(Gross 2004: Baht 2,344.46 million				
2003: Baht 2,002.09 million)				
Rental income	77.15	90.86	-	-
Sales of equipment	-	19.47	-	-
Dividend income	5,408.29	4,486.17	5,370.78	4,486.17
	6,619.93	5,631.49	5,588.70	4,716.06
Joint ventures				
Consulting and management services	0.44	1.45	0.46	2.35
Computer services income	1.52	2.56	-	-
Advertising income	4.10	0.09	-	
(Gross 2004: Baht 13.92 million				
2003: Baht 0.35 million)				
Rental income	19.08	11.45	-	-
	25.14	15.55	0.46	2.35
Related parties				
Computer services income and others	6.88	7.01	0.39	0.36
Rental and advertising income	4.48	3.73	-	-
	11.36	10.74	0.39	0.36

30 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	5.19	10.05
Advertising expenses and others	-	-	38.63	37.03
Purchase of investment	-	-	-	1,544.40
	-	-	43.82	1,591.48
Associates				
Rental and other expenses	60.05	130.34	1.35	1.07
Joint ventures				
Advertising and other expenses	4.25	1.22	0.87	-
Related parties				
Rental and other expenses	151.75	142.05	24.26	24.36
Payment for work-in-progress	60.18	54.88	-	-
Purchase of assets	-	5.04	-	-
	211.93	201.97	24.26	24.36
Dividend paid				
Major shareholder	2,707.69	1,859.67	2,707.69	1,859.67
Directors	3.20	0.38	3.20	0.38
	2,710.89	1,860.05	2,710.89	1,860.05

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	10.97	13.94
Associates	453.62	573.82	0.42	-
Joint ventures	16.24	1.28	-	-
Related parties	8.21	0.15	-	-
Total trade accounts receivable - related parties	478.07	575.25	11.39	13.94
Accrued income - related parties				
Subsidiaries	-	-	2.23	0.94
Associates	10.04	16.39	1.54	4.36
Joint ventures	4.28	0.10	0.18	0.07
Related parties	-	0.05	-	-
Total accrued income - related parties	14.32	16.54	3.95	5.37
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	-	0.51
Associates	59.29	22.37	-	0.05
Related parties	7.61	7.18	0.13	0.75
Total trade accounts and notes payable - related parties	66.90	29.55	0.13	1.31

30 Related party transactions (continued)

d) Amounts due from and advances to related parties as at 31 December

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.04	0.25
Associates	5.84	0.90	0.21	0.69
Joint ventures	5.01	0.07	0.01	0.12
Related parties	0.01	5.11	-	0.15
Total amounts due from and advances to related parties	10.86	6.08	0.26	1.21

e) Amounts due to and loans from related parties as at 31 December

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	0.66	3.16
Associates	2.87	1.53	-	-
Related parties	3.56	0.76	-	-
Total amounts due to and loans from related parties	6.43	2.29	0.66	3.16

f) Other assets as at 31 December

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Customer deposits				
Associates	-	3.76	-	-
Related parties	31.89	22.41	5.68	5.84
Total other assets	31.89	26.17	5.68	5.84

30 Related party transactions (continued)

g) Warrants granted to directors (Note 20)

h) Special reward program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint venture between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's budget. The movement of the Special Reward Program is as follow:

	As at 31 December 2004 (Million units)			
	Issued year	Granted	Excercised	Balance
Grant I	2002	3.3	(2.2)	1.1
Grant II	2003	0.5	(0.2)	0.3
Grant III	2004	0.6	-	0.6
Total		4.4	(2.4)	2.0

i) Letters of Comfort

As at 31 December 2003 the Company and its subsidiaries had issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 220.94 million (2004: nil). Under the term of the commitments, the Company and subsidiaries must hold their interests in their subsidiaries and joint ventures and cannot pledge any of their shares until the loans are fully repaid.

j) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2004 a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million (2003: Baht 806.60 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the Company is committed to provide consulting and management services and other central services for a period of one year with an option to renew. The subsidiaries, associates and joint ventures are committed to pay the Company for services in respect of the agreements at approximately Baht 20.80 million per month (2003: Baht 21.31 million per month).

31 Interest in joint ventures

Teleinfo Media Company Limited

Teleinfo Media Company Limited ("TMC") is a joint venture between the Company, TOT Corporation Public Company Limited ("TOT") and SingTel Interactive Pte. Ltd. ("SIP"). The interests in the joint venture of the Company, TOT and SIP were 38.25%, 36.75% and 25.00%, respectively until March 2004. CS Loxinfo Public Company Limited ("CSL"), a subsidiary of SATTEL (SATTEL has changed the status of CSL from subsidiary to associate since April 2004) (Note 10e), acquired shares in TMC from the Company and SIP. This is resulted in a change in status of TMC to an assosicate between CSL and TOT in proportionate investment 63.25% and 36.75%, respectively.

ArcCyber Company Limited

ArcCyber Company Limited ("ARC") is a joint venture between AD Venture Company Limited ("ADV"), a 90.91% subsidiary, and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2004 and 2003, the interests in the joint venture of ADV, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited were 47.50%, 47.50% and 5.00%, respectively. However, ARC plans to cease its operation.

Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") is a joint venture between SATTEL the Government of the Laos People's Democratic Republic ("Laos PDR"). As at 31 December 2004 and 2003, the interests in the joint venture of SATTEL and Laos PDR were 49.00% and 51.00%, respectively.

Thai AirAsia Company Limited

Thai AirAsia Company Limited ("TAA") is a joint venture between the Company and AA International Limited ("AAI"). As at 31 December 2004 and 2003, the interests in the joint venture of the Company and AAI are 50.00% and 49.00%, respectively.

Capital OK Company Limited

Capital OK Company Limited ("OK") is a joint venture between the Company and DBS Bank Limited of Singapore ("DBS"). As at 31 December 2004 and 2003, the interests in the joint venture of the Company and DBS are 60.00% and 40.00%, respectively.

31 Interest in joint ventures (continued)

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	Teleinfo Media Company Limited		ArcCyber Company Limited		Lao Telecommunications Company Limited		Thai Air Asia Company Limited		Capital OK Company Limited	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion
Balance sheets										
Current assets	-	102.89	24.03	171.90	222.30	267.58	283.17	195.05	704.50	599.89
Non-current assets	-	93.59	0.07	20.49	1,414.63	778.53	65.99	3.00	552.92	-
Current liabilities	-	(41.43)	(22.52)	(1.92)	(423.71)	(84.54)	(278.10)	(2.00)	(798.42)	(0.17)
Non-current liabilities	-	(0.31)	-	-	(62.95)	(0.88)	-	-	-	-
Net assets	-	154.74	1.58	190.47	1,150.27	960.69	71.06	196.05	459.00	599.72
Income statements										
Gross revenues	57.16	296.68	1.16	5.46	679.30	539.17	720.81	-	86.01	-
Net profit (loss) for the year	(37.55)	48.82	(4.11)	(6.97)	273.05	249.87	(124.37)	(4.57)	(140.72)	(0.29)
Proportionate interest in joint ventures (%)	-	38.25	47.50	47.50	49.00	49.00	50.00	50.00	60.00	60.00

32 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group and the Company make use of derivative financial instruments.

The objectives of using financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Monthly management reports contain details of cost and market value for all derivative financial instruments including outstanding forward contracts and interest rate swap. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of:

- Foreign exchange transactions
- Floating rate borrowings

32 Financial instruments (continued)

Foreign currency risk

As at 31 December 2004 and 2003, the Group had outstanding foreign currency assets and liabilities after forward foreign exchange contracts and currency options as follows:

	Consolidated			
	2004		2003	
	Currency (Unit : Million)	Baht Million	Currency (Unit : Million)	Baht Million
Assets				
US Dollars	38.01	1,483.16	33.13	1,309.76
Euro	0.26	13.86	0.78	38.54
Australian Dollars	0.08	2.47	0.48	14.01
Pounds Sterling	0.001	0.10	0.13	9.05
Singapore Dollars	0.02	0.58	-	-
Indian Rupee	183.36	153.73	-	-
Hong Kong Dollars	0.04	0.20	0.02	0.12
Malaysian Ringgit	1.17	11.65	-	-
Mataka Macau	3.68	37.10	-	-
Total		1,702.85		1,371.48
Liabilities				
US Dollars	35.89	1,406.98	62.56	2,486.17
Euro	0.02	0.95	0.18	8.82
Australian Dollars	0.05	1.63	0.16	4.68
Norwegian Kroner	4.37	28.32	4.40	26.19
Pounds Sterling	0.01	1.04	-	-
Indian Rupee	43.90	42.51	-	-
Hong Kong Dollars	-	-	0.20	1.05
Total		1,481.43		2,526.91

Foreign currency assets represent cash in hand and deposits with foreign and local banks, account receivable and other assets. Foreign currency liabilities represent trade accounts payable, accounts payable - property and equipment and loans.

32 Financial instruments (continued)

Foreign currency forward contracts

Foreign currency forward contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

As at 31 December 2004, the settlement dates on open foreign currency forward contracts were within one year (2003: 1-2 years). The local currency amounts to be paid of the outstanding contracts were as follows:

	Consolidated			
	2004		2003	
	USD Million	Baht Million	USD Million	Baht Million
Current	315	12,881	173	7,460
Non - current	-	-	54	2,172
Total	315	12,881	227	9,632

Fair values

The carrying amount of cash and cash equivalents, receivables, accounts payable and short-term borrowings approximates the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2004		2003	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	15,462.21	15,645.27	15,300.65	16,880.30

	Company			
	2004		2003	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	2,680.09	2,804.81	2,672.60	2,854.35

32 Financial instruments (continued)

Net fair values of derivative financial instruments

The net fair values of the Group's derivative financial instruments at the balance sheet date were as follows:

	Consolidated	
	2004	2003
	Baht Million	Baht Million
Favourable foreign currency option contracts	531	604
Unfavourable foreign currency forward contracts	(553)	(606)

The net fair values of foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

33 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever are higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited ("SATTEL")

Under its concession agreement, SATTEL must pay an annual fee to the Ministry of Information Communication and Technology based on certain percentages of certain service income or at minimum levels specified in the agreement, whichever is the higher. In addition, SATTEL, according to the agreement, must transfer its ownership of all satellites, command and monitoring stations and other operating equipment to the Ministry on the dates of completion of construction and installation.

33 Contingencies and commitments (continued)

Cambodia Shinawatra Company Limited ("CAM")

CAM, a subsidiary in Cambodia, has obtained a concession from the Directorate of Post and Telecommunications of Cambodia to operate a domestic telephone network for a period of 35 years, under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997. Under the agreement, the company will transfer its ownership of all fixed assets to the Government of Cambodia on the date of the expiration of the agreement in 2028.

b) Shareholder agreements

The Company has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has a shareholders' agreement with Singtel in respect of its equity investment in Advanced Info Services Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic (Laos PDR) and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed telephone, mobile telephone, international facilities, internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of SATTEL, is a shareholder of LTC, owning 49% of LTC's registered share capital. At the end of the 25th year in 2021, the Group has to transfer all of LTC's shares to the Government of the Laos PDR, without any charges.

33 Contingencies and commitments (continued)

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December 2004 and 2003 are as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	Baht Million	Baht Million	Baht Million	Baht Million
Not more than 1 year	124.30	85.58	-	-
More than 1 year and not more than 5 years	204.82	116.49	-	-
More than 5 years	49.09	52.45	-	-
	378.21	254.52	-	-

d) Capital expenditure commitments

The Group's capital expenditure contracted as at 31 December 2004 and 2003 but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
		2004	2003
	Currency	Million	Million
Related to iPSTAR project	USD	50.13	88.23
	Norwegian Kroner	4.56	3.80
	Australian Dollars	0.25	-
	New Zeland Dollars	2.02	-
Related to GSM 1800 Network	USD	18.46	12.19
Rural Telecommunications network project in Laos People's Democratic Republic (proportion of investment in a subsidiary)	USD	8.33	-

e) Contingencies

As at 31 December 2004, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 266.71 million and USD 39 million (2003: Baht 339.54 million) on a consolidated basis and Baht 73.17 million (2003: Baht 100.69 million) on a Company basis.

33 Contingencies and commitments (continued)

e) Contingencies (continued)

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

Tax assessment in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against a subsidiary for the assessment years 1996/97 to 2001/02 (equivalent to financial years from 1 April 1995 to 31 March 2001) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. The subsidiary has deposited an aggregated amount of Rupee 183 million (approximately Baht 167 million) for these tax assessments and also deposited for the assessment year 2002/03 to 2003/04, which is presented as other assets in the balance sheets. If, according to the final assessment, the subsidiary is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest. As these assessments are ongoing, none of this amount has been released to the income statement.

- Tax assessment for the assessment years 1996/97 to 1997/98

On 30 January 2004, the Commissioner of Income-Tax (Appeals) ("CIT (A)") passed an appellate order in favour of the subsidiary to waive the tax demand raised for the said assessment years.

- Tax assessment for the assessment year 1998/99 to 2001/02

On 22 March 2004, the CIT (A) passed a partial favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that certain revenues from Indian residents are subject to Indian income tax. The subsidiary has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of the subsidiary for the assessment on revenues from Indian non-residents for the same assessment years.

- Tax assessment for the assessment year 2002/03 to 2003/04

The Tax Authority has refunded an amount of Rupee 56.0 and 14.6 million (approximately Baht 49.2 and 12.8 million) in respect of the withholding tax certificates which were filed to the Tax Authority by the Indian resident customers for those assessment years. However, the Tax Authority has not yet completed the detailed assessment for the assessment year 2002/03 or initiated the detailed assessment for the assessment year 2003/04.

Tax consultants retained by the subsidiary have advised that in their view the outcome of the above proceedings for the tax assessments and penalty for the assessment year 1998/99 to 2001/02 should be in favour of the subsidiary's appeals at the appellate level. Consequently, no provisions have been recognised in these financial statements for the above issues.

33 Contingencies and commitments (continued)

e) Contingencies (continued)

Assessment for various taxes in Cambodia

The Tax Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for various taxes for the periods from 1995 to 2000, excluding 1996, amounting to USD 5 million (approximately Baht 215 million). CAM is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance ("MoEF") on the reasonable basis that the CAM had sufficient loss to carry forwards as a tax deduction for the assessed periods. Subsequently, the Tax Department has re-audited the various taxes for the said periods and on 13 July 2004 issued a tax reassessment amounting to USD 1.3 million (approximately Baht 51 million) with penalties and interests, amounting to USD 1.6 million (approximately Baht 63 million), totaling USD 2.9 million (approximately Baht 114 million).

On 11 November 2004, MoEF issued the letter for an exemption of the said tax penalties and interests. The Tax Authority of Cambodia is in the process of the tax reassessment, which CAM expects such tax assessment to be approximately USD 0.7 million. CAM made a payment for the tax assessment amounting to USD 0.47 million (approximately Baht 18 million) in the fourth quarter of 2004 and recognised USD 0.25 million (approximately Baht 10 million) as provision for the assessment in these financial statements.

Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Laos People's Democratic Republic on 9 June 2000 of DM 4.41 million (according to proportion of investment in subsidiary) for the procurement and installation of a rural telecommunication network, and for consulting services. LTC has received confirmation from MoF dated 29 August 2003 that the loan is no longer repayable by LTC. Under the confirmation from MoF dated 11 August 2003, MoF owns the network assets, and LTC is the operator. At present, LTC has received an acceptance to LTC's proposal from MoF dated 22 June 2004, in which only network assets (excluding consulting services) will be transferred their ownership to LTC at 30% of the assets' value, approximately amounting to Baht 22.93 million (proportion of investment in a subsidiary). LTC has recognised the assets and related loan in the first quarter of 2004. The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first installment commencement in 2003, following the acceptance letter of Lao's government.

LTC is also a party to a loan agreement with the Ministry of Finance ("MoF") for DM 7.35 million (proportion of investment in a subsidiary) for the procurement and installation of Phase V of a rural telecommunications network. The procurement and installation of Phase V have substantially been completed. Management of LTC is in the process of negotiation with MoF to reduce the value of assets and related loans to reflect their reasonable commercial value by proposing similar terms and conditions with the Phase IV. At present, management of LTC is preparing information to support the proposed carrying value of the related assets and is of the opinion that the Government of Laos will accept LTC's proposal. As a result, LTC has recognised these assets and related loans at 30% of the asset value (excluding consulting service fees), approximately amounting to Baht 43.95 million (proportion of investment in a subsidiary) in these financial statements.

33 Contingencies and commitments (continued)

e) Contingencies (continued)

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted a dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, the Prime Minister's Office pay compensation to ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important points of which can be summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, by reducing the minimum guarantee to Baht 230 million per year and cancelling the annual increase in the minimum guarantee, and reducing the concession fee to 6.5% of gross revenue. ITV shall pay a concession fee at the rate of 6.5% of gross revenue or the minimum guarantee of Baht 230 million, whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions outlined during the arbitration proceedings on 3 July 2003 to the Company. The amount to be returned to ITV is Baht 570 million;
- ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must; however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the year ended 31 December 2004 and changed its television program schedules from 1 April 2004 according to the arbitration panels' ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

The Prime Minister's Office entered into the appeals process at Trial Court and Supreme Court level in April 2004. If the Trial Court and Supreme Court judge that the awards ruled by the arbitration panel are unfair and do not comply with the law, they are not able to amend the awards judged by the arbitration panels by themselves. Courts have to submit this dispute to the formal arbitration panel to settle the causes of dispute. However, the Legal Division of ITV is of the opinion that the judgement of the said courts shall not result in any significant damages to ITV since the arbitral tribunal has ruled either within the scope of the arbitration agreement or the settlement of the disputes presented to the arbitral tribunal, which were mutually determined and approved by ITV and the PMC. Consequently, management has not recorded the accrued concession fees in accordance with the terms and conditions of the concession agreement.

If ITV had recorded accrued concession fees according to the original concession agreement, ITV's liabilities as at 31 December 2004 and net profit for the year then ended would have increased and decreased by Baht 720 million respectively. As a result, ITV's basic earnings per share and diluted earnings per share would have decreased from the reported net profit of 0.17 Baht per share to a net loss of Baht 0.43 per share.

33 Contingencies and commitments (continued)

e) Contingencies (continued)

Aircraft Lease Agreement of TAA

Thai AirAsia Company Limited ("TAA"), the Company's joint venture, entered into an Aircraft Lease Agreement which covers rental and insurance arrangements on six aircraft. The commitment under this agreements is amounting to USD 14.60 million (according to the proportion of investment in TAA). In addition, the outstanding commitment under this aircraft lease agreement includes maintenance fees, which TAA must pay monthly fee in US dollars. These maintenance fees vary from month to month depending on actual flight hours.

Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

On 15 July 2003, Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 6 July 2004, Loral filed a petition with the U.S. Bankruptcy Court for the Southern District of New York ("the Court") regarding the principal terms of its reorganisation plan. The Court has approved the expansion of the exclusive filing period. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on the principal terms of its reorganisation plan and submited the aforementioned reorganisation plan and Disclosure Statement to the Court. Loral expects to exit Chapter 11 in the first quarter of 2005.

A subsidiary and SS/L have finalised the amendment of terms in the iPSTAR-1 satellite construction contract (Amendment II) in respect of the delivery of iPSTAR-1 satellite, contract value and terms of payments which has been consented to by the iPSTAR lenders. On 1 November 2004, SS/L filed the amendment contract with the U.S. Bankruptcy Court for the Southern District of New York for approval, which the Court has approved the amended contract on 30 November 2004 and ordered SS/L to comply with the contract to continue with the iPSTAR-1 satellite construction.

34 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom-3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from March 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November, 2003, a subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

In 2004, total revenue derived from BOI-promoted activities amounted to Baht 487 million (2003: Baht 963 million).

35 Dividends

At the annual ordinary shareholders' meeting on 23 April 2004, the shareholders approved the declaration of dividends for the year 2003 for 2,947.47 million shares of Baht 0.90 each, totalling Baht 2,652.72 million. The dividends were paid to the shareholders in May 2004.

At the Board of Directors' meeting on 13 August 2004, the board approved the declaration of an interim dividend for the first half of 2004 at Baht 0.92 each, totalling Baht 2,713.85 million. The interim dividends were paid to the shareholders in September 2004.

36 Subsequent events

a) Increase in share capital of group companies

At the end of December 2004 and January 2005, certain warrants issued to directors and employees of the Company, SATTEL and ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in January and February 2005, as detailed below:

Company	Units of exercise (Million)	Share capital increased (Million Baht)		Premium on share capital increase (Million Baht)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SHIN	0.59	2,953.63	2,954.23	5,109.28	5,166.85	-	-
SATTEL	0.16	4,384.41	4,385.97	2,198.40	2,199.24	51.40	51.38
ADVANC	0.63	2,945.19	2,945.82	20,470.52	20,497.50	42.91	42.90

b) Establishment of a SATTEL's subsidiary in Brazil

At the Board of Directors' meeting of SATTEL on 25 January 2005, a resolution was passed to approve iPSTAR Company Limited to establish iPSTAR DO BRASIL in Brazil in order to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares is 100,000 shares with a par value of USD 1.0 each and all equity is held by iPSTAR Company Limited.

c) The resolutions of Board of Directors' meetings and Sharehholders' meetings

Board of Directors' meetings and the Shareholders' meeting held after the balance sheet date are as follows:

- The Board of Directors' meeting of SHIN on 18 February 2005
- The Board of Directors' meeting of SATTEL on 17 February 2005
- The Board of Directors' meeting of ITV on 16 February 2005
- The Board of Directors' meeting of ADVANC on 17 February 2005
- The Board of Directors' meeting of CSL on 16 February 2005
- The Shareholders' meeting of LTC on 1 February 2005

36 Subsequent events (continued)

The above meetings passed resolutions as follows:

1) Dividend

To approve dividend payments to shareholders for the fiscal year 2004 as follows:

Company	Dividend per share (Baht/share)	Interim dividend payment (Baht/share)	Outstanding balance (Baht/share)
SHIN	2.00	0.92	1.08
ADVANC (associate)	4.75	2.15	2.60
CSL (associate)	0.40	0.15	0.25

At the ordinary sharehholders' meeting of LTC (joint venture) the shareholders passed a resolution to approve a dividend payment of USD 5.0 million.

2) Warrants granted to directors and employees (ESOP)

To approve the issue and offer of warrants to directors and employees. The terms of the warrants do not exceed 5 years and there is no offering price as detailed below:

Company	Par value (Baht per share)	Grant	Units (Million)	% of total issued shares
SHIN	1.00	4	16.00	0.54
SATTEL (subsidiary)	5.00	4	7.56	0.86
ITV (subsidiary)	5.00	3	9.65	0.80
ADVANC (associate)	1.00	4	9.79	0.33
CSL (associate)	1.00	3	8.56	1.37

3) Increase in issued and paid-up registered share capital

At the Board of Directors' meeting of SATTEL, it passed a resolution to approve a decrease of SATTEL's authorised share capital by way of cancellation of authorised shares that have not been issued and paid-up in the number of 208,000,000 shares at a par value of Baht 5 each, amounting to Baht 1,040,000,000. After the reduction, the remaining authorised share capital of SATTEL will be 905,694,400 shares or Baht 4,528,472,000.

The Board has also passed a resolution to approve the increase of SATTEL authorised share capital from Baht 4,528,472,000 to Baht 5,606,282,500 by issuing 215,562,100 additional ordinary shares at a par value of Baht 5 per share, totaling Baht 1,077,810,500. The additional ordinary shares are to be allocated no more than 208,000,000 shares for public sale and to support warrants to be issued to its directors and employees (ESOP Grant IV) of 7,562,100 shares.

Group Investor Relations
414 Shinawatra Tower 1, Phaholyothin Rd.,
Samsennai, Phayathai, Bangkok 10400
Tel : +66 2 299 5050 Fax : +66 2 271 1058
E-mail : investor@shincorp.com
Website : www.shincorp.com

Shin Corporation Public Company Limited
[illegible] Shinawatra Tower 1[illegible] Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400
Tel. +66 2 299 5050, Fax +66 2 271 1[illegible]58
www.shincorp.com